      As filed with the Securities and Exchange Commission on June 14, 2001
                                                     Registration No.  333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)

               Delaware                                      87-0418807
-----------------------------------                -----------------------------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                     Identification Number)

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                              103 Springer Building
                              3411 Silverside Road
                           Wilmington, Delaware 19810
                                 (302) 478-6160
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                               ANTHONY J. SANTILLI
                  Chairman, President, Chief Executive Officer,
                      Chief Operating Officer and Director
                   American Business Financial Services, Inc.
                            Balapointe Office Center
                           111 Presidential Boulevard
                              Bala Cynwyd, PA 19004
                                 (610) 668-2440
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                            JANE K. STORERO, ESQUIRE
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                      Philadelphia, Pennsylvania 19103-6998
                                 (215) 569-5500

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                                  CALCULATION OF REGISTRATION FEE

============================================================================================================================

                                                           Proposed Maximum          Proposed
                                           Amount         Offering Price Per         Maximum
        Title of Each Class of              to be            Subordinated           Aggregate             Amount of
      Securities to be Registered        Registered          Debenture(1)         Offering Price      Registration Fee
----------------------------------------------------------------------------------------------------------------------------
Subordinated Debentures..............   $325,000,000              $ 1,000          $325,000,000            $81,250
============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to Completion, Dated June 14, 2001

         [LOGO]

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                  $325,000,000 of Subordinated Debt Securities

         American Business Financial Services, Inc. is offering subordinated investment notes and adjustable-rate, subordinated money market notes. We offer investment notes with maturities of three months to 120 months. The money market notes have no stated maturity. For a more detailed description of these securities, see "Highlights of Terms of the Debt Securities Offered" and "Description of the Debt Securities Offered and the Indenture." We will provide the interest rates currently being offered on the debt securities in a supplement to this prospectus. You should read this prospectus and the rate supplement carefully before you invest.

         We will receive all of the proceeds from the sale of the debt securities which we estimate will total approximately $317.7 million after paying expenses.

         These debt securities are not certificates of deposit or other obligations of, or guaranteed by, a depository institution. The payment of principal and interest on these securities is not insured by the Federal Deposit Insurance Corporation ("FDIC") or guaranteed by the FDIC, any governmental or private insurance fund, or any other entity.

         These debt securities are our unsecured obligations. We do not contribute funds to a separate account such as a sinking fund to repay the debt represented by these securities upon maturity.

         There is no public trading market for these securities and it is unlikely that an active trading market will develop or be sustained.

         An investment in these securities involves risks and uncertainties. These securities are unsecured obligations, which are subordinated to our senior debt. You should consider carefully the risk factors and the other information set forth in this prospectus before you decide to purchase these securities. See "Risk Factors" beginning on page 11.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------


             The date of this prospectus is _________________, 2001

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
Prospectus Summary................................................................................................3
Highlights of Terms of The Debt Securities Offered...............................................................10
Risk Factors.....................................................................................................11
Forward Looking Statements.......................................................................................22
Use of Proceeds..................................................................................................22
Description of The Debt Securities Offered and The Indenture.....................................................24
Selected Consolidated Financial Data.............................................................................38
Management's Discussion and Analysis of Financial Condition and Results of Operations............................40
Business.........................................................................................................95
Where You Can Find More Information.............................................................................114
Management......................................................................................................115
Principal Stockholders..........................................................................................118
Market For Common Stock and Related Stockholder Matters.........................................................120
Plan of Distribution............................................................................................121
Legal Matters...................................................................................................121
Experts.........................................................................................................121
Index To Consolidated Financial Statements......................................................................F-1

                               PROSPECTUS SUMMARY

         This summary includes an overview of the material terms of the offering which are discussed in detail in this prospectus. It does not contain all of the information that is necessary to make an informed investment decision. To fully understand the offering, you should read the entire prospectus carefully, including the "Risk Factors" and the consolidated financial statements and the related debt securities before you decide to purchase these securities.

                   General Information Regarding Our Business

         American Business Financial Services, Inc. is a diversified financial services organization operating throughout the United States. We originate loans through a combination of channels including a national processing center located at our centralized operating office in Bala Cynwyd, Pennsylvania, and a retail branch network of offices. Through our principal direct and indirect subsidiaries, we originate, service and sell:

         o loans to businesses secured by real estate and other business assets, which we refer to in this document as business purpose loans; and

         o mortgage loans which are secured by first and second mortgages on single-family residences and which may not satisfy the eligibility requirements of Fannie Mae, Freddie Mac or similar buyers, which we refer to in this document as home equity loans.

         In addition, we have entered into business arrangements with several financial institutions. According to these business arrangements, we purchase home equity loans that meet our underwriting criteria but do not meet the underwriting guidelines of the selling institution for loans it holds in its portfolio. The loans are originated by the selling institution and immediately sold to us. Following our purchase of the loans through this program, we hold these loans in our portfolio until they are sold in connection with a future securitization. We refer to these business arrangements in this document as the Bank Alliance Program.

         Effective January 1, 2001, we de-emphasized the origination of mortgage loans which are secured by first mortgages on one-to four-unit residential properties, most of which satisfied the eligibility requirements of Fannie Mae and Freddie Mac, which are referred to in this document as conventional first mortgage loans as a result of our strategy of focusing on our most profitable lines of business. Prior to this time, we originated conventional first mortgage loans which were sold in the secondary market. We may from time to time consider originating conventional first mortgage loans on a limited basis in the future.

         Effective December 31, 1999, we de-emphasized and subsequent to that date, we discontinued the equipment leasing origination business as a result of our strategy of focusing on our most profitable lines of business. We continue to service the remaining leases held in our managed portfolio, which includes loans and leases available for sale and loans and leases we service for others.

         Our loan customers fall primarily into two categories. The first category of customers includes credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations. These institutions have historically provided loans only to individuals with the most favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit histories and/or unverifiable income. The second category of customers includes borrowers who would qualify for loans from traditional lending sources but who still prefer to use our products and services. Our experience has indicated that these borrowers are attracted to our loan products as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan requests. Historically, both categories of customers have been willing to pay our origination fees and interest rates even though they are generally higher than those charged by traditional lending sources.

         We were incorporated in Delaware in 1985 and we began operations in 1988, initially offering business purpose loans secured by real estate through our subsidiary, American Business Credit.

         The ongoing securitization of our loans is a central part of our current business strategy. A securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the transfer of a pool of financial assets, in our case, loans, to a trust in exchange for certificates, notes or other securities issued by the trust and representing an undivided interest in the trust assets. The transfer to the trust could involve a sale or pledge of the financial assets depending on the particular transaction. Next, the trust sells a portion of the certificates, notes or other securities to investors for cash. Often the originator of the loans retains the servicing rights, which is the right to service the loans for a fee. The originator may also retain an interest in the cash flows generated by the securitized loans which is subordinate to the regular interest sold to investors. This interest in the cash flows generated by the securitized loans is called an interest-only strip. During fiscal 2000, we securitized $104.5 million of business purpose loans, $887.9 million of home equity loans and $9.3 million of equipment leases. During the nine months ended March 31, 2001, we securitized $78.6 million of business loans and $725.8 million of home equity loans. We retain the servicing rights on all securitized loans and leases. See "Business -- Securitizations."

         In addition to securitizations, we fund our operations with subordinated debt that we offer from our principal operating office located in Pennsylvania and branch offices located in Florida and Arizona. We offer this debt without the assistance of an underwriter or dealer. At March 31, 2001, we had $482.3 million in subordinated debt outstanding. This debt had a weighted average interest rate of 11.4% and a weighted average maturity of 20 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         We continue to explore a variety of strategic options to broaden our product offerings and reduce our cost of funds. To achieve these goals, we may consider various electronic commerce initiatives, the acquisition of other finance companies or related companies, the purchase of portfolios of loans and the issuance of secured credit cards. We cannot assure you that we will engage in any of the activities listed above or what the impact of those activities would be on our financial condition or results of operations.

         Our principal executive office is located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The telephone number at that address is (302) 478-6160. Our principal operating office is located at Balapointe Office Centre, 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania 19004. The telephone number at the Balapointe Office Centre is (610) 668-2440. We maintain a site on the World Wide Web at www.abfsonline.com as well as web sites for our subsidiary companies. The information on our web site and any subsidiary web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web address and the web address of each subsidiary are, and are only intended to be, inactive textual references.

                       Summary Consolidated Financial Data

         You should consider our consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                      Nine Months
                                                    Ended March 31,                       Year Ended June 30,
                                                  ------------------    ----------------------------------------------------
                                                    2001       2000       2000       1999       1998        1997       1996
                                                   ------     ------     ------     ------     ------      ------     ------
                                                              (Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
  Gain on sale of loans and leases............    $ 91,529    $63,025   $ 90,380    $64,490    $40,778    $19,942     $ 8,721
  Interest and fees...........................      16,555     14,219     19,400     16,553     17,386      5,584       3,245
  Interest accretion on interest-only strips..      17,857     11,902     16,616      2,021        538        101          --
  Other.......................................       4,284      3,417      4,250      3,360        633        335         129
                                                  --------    -------   --------    -------    -------    -------     -------
Total revenues................................     130,225     92,563    130,646     86,424     59,335     25,962      12,095
Total expenses(a).............................     119,166     73,458    120,284     64,573     41,445     16,960       8,974
                                                  --------    -------   --------    -------    -------    -------     -------
Operating income before income taxes..........      11,059     19,105     10,362     21,851     17,890      9,002       3,121
Income taxes..................................       4,424      7,642      3,938      7,763      6,435      3,062         802
                                                  --------    -------   --------    -------    -------    -------     -------
Net income....................................    $  6,635    $11,463   $  6,424    $14,088    $11,455    $ 5,940     $ 2,319
                                                  ========    =======   ========    =======    =======    =======     =======
Per Common Share Data:
  Basic earnings per common share(b)..........    $   2.05    $  3.32   $   1.88    $  3.83    $  3.10    $  2.03     $  0.96
  Diluted earnings per common share(b)........        2.01       3.23       1.83       3.72       2.98       1.95        0.96
  Cash dividends declared per common share....        0.24       0.22       0.30      0.165       0.06       0.06        0.03

----------------------
(a) Includes an interest-only strip fair value adjustment of $12.6 million in the year ended June 30, 2000.
(b) Amounts for the years ended June 30, 1999, 1998, 1997 and 1996 have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999 as if the additional shares had been outstanding for each period presented.

                                                                                      June 30,
                                                  March 31,    ----------------------------------------------------------
                                                    2001          2000        1999         1998        1997         1996
                                                   ------        ------      ------       ------      ------       ------
                                                                               (In thousands)
Balance Sheet Data:
Cash and cash equivalents...................      $ 62,621      $ 69,751    $ 22,395     $  4,486    $  5,014     $  5,345
Loan and lease receivables, net
  Available for sale........................        69,153        44,132      33,776       62,382      35,712       18,003
  Other.....................................        16,629        13,002       6,863        4,096       1,144          534
Interest-only strips........................       377,190       277,872     178,218       95,913      37,507       32,639
Servicing rights............................        96,641        74,919      43,210       18,472       8,083        5,907
Receivables for sold loans and leases.......         8,580        51,283      66,086        2,377         960           26
Total assets................................       693,194       592,668     396,301      226,551     103,989       46,894
Subordinated debt...........................       482,263       390,676     211,652      115,182      56,486       33,620
Total liabilities...........................       622,425       530,553     338,055      183,809      73,077       42,503
Stockholders' equity........................        70,769        62,115      58,246       42,742      30,912        4,392

                                                   Nine Months Ended
                                                       March 31,                       Year Ended June 30,
                                                  ------------------    ----------------------------------------------------
                                                    2001       2000       2000       1999       1998        1997       1996
                                                   ------     ------     ------     ------     ------      ------     ------
                                                                    (Dollars in thousands, except per share data)
Other Data:
Total managed loan and lease portfolio........  $2,435,515 $1,697,216 $1,918,540 $1,176,918  $559,398    $ 176,651  $ 59,891
Originations:
  Business purpose loans......................      87,320     81,056    106,187     64,818    52,335       38,721    28,872
  Home equity loans...........................     786,497    668,704    949,014    634,820   328,089       91,819    36,479
  Conventional first mortgage loans...........          (a)    31,590     42,607     66,519    33,671           --        --
  Equipment leases............................          --     19,631     19,631     96,289    70,480        8,004     5,967
Average loan/lease size on loans and leases
  originated:
    Business purpose loans....................          90         88         89         80        83           78        78
    Home equity loans.........................          80         69         70         74        62           51        47
    Conventional first mortgage loans.........          (a)       151        160        165       154           --        --
    Equipment leases..........................          --         19         19         23        21           11        11
Weighted average interest rate on loans and
  leases originated:
    Business purpose loans....................       16.01%     15.96%     15.99%     15.91%    15.96%       15.91%    15.83%
    Home equity loans.........................       11.57      11.19      11.28      11.05     11.95        11.69      9.94
    Conventional first mortgage loans.........          (a)      8.57       8.75       7.67      8.22           --        --
    Equipment leases..........................          --      11.25      11.25      11.40     12.19        15.48     17.22
Loans and leases sold:
  Securitizations.............................  $  804,429 $  710,993 $1,001,702 $  777,598  $384,700    $ 115,000  $ 36,506
  Other.......................................      49,997     77,645    102,670    105,751    51,594        3,817    19,438

---------------------------
(a) Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans. Amounts are not significant for the nine months ended March 31, 2001.

                                                   Nine Months Ended
                                                       March 31,                       Year Ended June 30,
                                                  ------------------    ----------------------------------------------------
                                                    2001       2000       2000       1999       1998        1997       1996
                                                   ------     ------     ------     ------     ------      ------     ------
Financial Ratios:
Return on average assets......................        1.38%      3.29%      1.31%      4.56%     6.93%        7.87%     6.71%
Return on average equity......................       13.39      24.35      10.29      28.10     31.10        33.65     70.96
Total delinquencies as a percentage of total
  managed portfolio at end of period .........        3.53       3.18       2.91       3.19      3.01         2.15      2.30
Real estate owned as a percentage of
  total managed portfolio at end of period....        1.07       0.85       0.68       0.85      0.16         0.34      1.01
Loan and lease losses as a percentage of the
  average total managed portfolio during the
  period (b)..................................        0.47       0.24       0.31       0.12      0.12         0.07      0.33
Pre-tax income as a percentage of total
  revenues ...................................        8.49      20.64       7.93      25.28     30.15        33.99     25.81
Ratio of earnings to fixed charges............        1.26x      1.69x      1.26x      1.92x     2.23x        2.56x     1.97x

-------------------------------
(b) Percentage based on annualized losses and average managed portfolio.

                            Overview of the Offering

         The Offering. We are offering up to $325.0 million of subordinated investment notes and adjustable rate subordinated money market debt securities referred to in this prospectus as debt securities or the notes. In connection with this offering of debt securities, we have entered into an agreement called an indenture with U.S. Bank Trust National Association, a national banking association who will act as the trustee. The indenture provides detailed information regarding the terms of debt securities and what happens in the event we fail to make a payment. The trustee monitors our compliance with the terms of the indenture and takes actions to protect the rights of holders of the debt securities if we do not comply with these terms. There is no minimum amount of debt securities that must be sold in the offering. We may withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, the debt securities previously sold will remain outstanding until maturity and pending orders will be irrevocable. See "Plan of Distribution."

         Unsecured Obligations. The debt securities are not insured, guaranteed or secured by the FDIC or other government agencies or by any lien on any of our assets. We do not intend to contribute funds to a separate fund, such as a sinking fund, to provide funds to repay the debt securities upon maturity. Our sources of funds for the repayment of principal at maturity and the ongoing payment of interest on these debt securities include revenues from operations, including the securitization or sale of available for sale loans, working capital, and cash generated from additional debt financing including the sale of the investment notes and our credit facilities. See "Risk Factors -- Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment."

         Subordinated Obligations. The debt securities are second in right of repayment, or subordinated, to our senior debt and debt of our subsidiaries, other than the senior debt. There is no limitation on the amount of senior debt or subsidiary debt we may incur. See "Description of the Debt Securities Offered and the Indenture" for a description of what constitutes senior debt and debt of our subsidiaries.

         Parity Debt. Upon liquidation or dissolution, our indebtedness, other than the senior debt, will have rights equal to those of the debt securities being offered. As of March 31, 2001, we had $482.3 million of indebtedness which will rank equally in right of payment with the debt securities. See "Description of the Debt Securities Offered and the Indenture."

         Orders. Your order is irrevocable upon submission to us. We may reject your order in whole or in part, for any reason. If your order is not accepted by us, we will promptly refund the funds you paid with your order to you without deduction of any costs and without interest. See "Plan of Distribution."

         Upon acceptance of an order, we send an initial transaction statement to the purchaser which shows the purchaser's ownership. Purchasers may not transfer rights of ownership in the security by the endorsement and delivery of the statement to another purchaser. See "Description of the Debt Securities Offered and the Indenture - Provisions Relating to All Securities" for information on how to transfer this debt security.

         Overview of Terms of Debt Securities. For an overview of the debt securities, see "Highlights of Terms of the Debt Securities Offered" and "Description of the Debt Securities Offered and the Indenture" appearing in this prospectus.

         Use of Proceeds. Assuming that we sell all of the $325.0 million of debt securities offered, we will receive net proceeds of approximately $317.7 million after paying expenses which we estimate to be approximately $7.3 million. We intend to use up to approximately $155.0 million to $240.0 million of the net proceeds to repay maturing notes with maturities of one day to 10 years and interest rates ranging from 6.15% to 12.57%. We intend to use the remainder of the net proceeds we receive from the sale of the debt securities for our general corporate purposes as described under "Use of Proceeds."

         We do not use registered broker-dealers to assist with the sale of the debt securities. If we elect to use broker-dealers on a best efforts basis in connection with future sales of the investment notes or money market notes, we anticipate that we will pay commissions of up to 10% of the sales price to those brokers and we may reimburse those brokers for costs and expenses related to those sales. If we use brokers, expenses of the offering will increase and the proceeds we receive will be less than currently estimated.

               HIGHLIGHTS OF TERMS OF THE DEBT SECURITIES OFFERED

----------------------------------------------------------------------------------------------------------------------------
                                                Investment Notes                             Money Market Notes
----------------------------------------------------------------------------------------------------------------------------
Types of Security Offered.......   Unsecured, subordinated, fixed term            Unsecured, adjustable rate, subordinated
                                   subordinated debt security.                    debt security.
----------------------------------------------------------------------------------------------------------------------------
Denomination of Initial Purchase   Minimum purchase:  $1,000 per security or      Minimum purchase:  $1,000 per security
and Additional Purchases........   any amount in excess of $1,000.                or any amount in excess of $1,000.
----------------------------------------------------------------------------------------------------------------------------
Annual Interest Rate............   Fixed upon issuance. You may choose a          We will adjust the interest rate paid
                                   term length and the applicable interest        from time to time in our sole
                                   rate will be based upon the term chosen.       discretion.  The rate shall not be less
                                                                                  than 4.0% per year. We will notify
                                                                                  holders in writing at least 14 days prior
                                                                                  to any decrease in the interest rate. No
                                                                                  interest will be paid for any day on
                                                                                  which the principal balance is below
                                                                                  $1,000.

----------------------------------------------------------------------------------------------------------------------------
Payment of Interest.............   Interest on investment notes with              Interest will be compounded daily and
                                   maturities of less than one year will be       credited monthly at the end of each
                                   compounded daily and paid at maturity.         month.  No checks will be issued in
                                   Interest on investment notes with              payment of interest.  Accrued interest
                                   maturities of one year or greater will be      will be added to principal in each
                                   compounded daily and, at the election of       account in the form of additional
                                   the holder, paid at maturity, monthly,         securities.
                                   quarterly, semi-annually or annually.
----------------------------------------------------------------------------------------------------------------------------
Redemption by Holder............   Investment notes with remaining                May be redeemed by the holder upon
                                   maturities of less than one year are not       written notice to us with payment to be
                                   redeemable prior to maturity.  Investment      made within 10 business days of our
                                   notes with remaining maturities of one         receipt of such notice from the holder.
                                   year or greater may be redeemed by the         Redemptions must be at least $500,
                                   holder, who is a natural person,               except for redemptions to close an
                                   following his/her total permanent              account.  Redemptions may be made by
                                   disability (as described under the             drafts, which are similar to checks.  We
                                   heading "Description of the Debt               will charge a service fee if you use
                                   Securities Offered and the Indenture--         more than three (3) drafts per month.
                                   Provisions Relating to Investment
                                   Notes"), or by the holder's estate after
                                   his/her death, at the principal amount
                                   plus accrued interest.  Any holder who is
                                   not a natural person, such as a trust,
                                   partnership or corporation, will have no
                                   right to cause redemption prior to maturity
                                   (for joint holders, see "Description of the
                                   Debt Securities Offered and the Indenture --
                                   Provisions Relating to Investment Notes").
----------------------------------------------------------------------------------------------------------------------------
Redemption by Company...........   Redeemable upon 90 days written notice to      Redeemable upon 30 days written notice
                                   the holder.                                    to the holder.
----------------------------------------------------------------------------------------------------------------------------
Form/Transferability............   In book-entry form and non-negotiable.         In book-entry form and non-negotiable.
                                   (A transaction statement will be issued,       (A transaction statement will be issued,
                                   not an individual promissory note). Not        not an individual promissory note).  Not
                                   transferable without our prior written         transferable without our prior written
                                   consent.                                       consent.
----------------------------------------------------------------------------------------------------------------------------
Maturity........................   Investment notes are offered with terms        No fixed maturity.
                                   to maturity of 3 to 120 months, the term
                                   of each note is established at the time
                                   of purchase.
----------------------------------------------------------------------------------------------------------------------------
Automatic Extension.............   The investment notes will be                   Not applicable.
                                   automatically extended for a period equal
                                   to the original term unless: (i) we
                                   notify the holder at least seven days
                                   prior to the maturity date that an
                                   extension will not be provided; or (ii)
                                   the holder elects to redeem or change the
                                   term on his/her notes within seven days
                                   after the maturity date.  Investment
                                   notes to be extended will be extended at
                                   a fixed rate equal to the rate then being
                                   offered on newly issued investment notes
                                   of like tenor, term and denomination at
                                   their respective maturity dates.
----------------------------------------------------------------------------------------------------------------------------
Periodic Statements.............   Quarterly statements detailing the             Monthly statements detailing the current
                                   current balance and interest rate paid on      balance and interest rate paid on each
                                   each note will be mailed to each holder        account will be mailed to each holder no
                                   no later than the tenth business day           later than the tenth business day
                                   following the end of each calendar             following the end of each month.
                                   quarter.
----------------------------------------------------------------------------------------------------------------------------

                                  RISK FACTORS

         Before you invest in our debt securities, you should be aware that there are various risks, including those described in this section. You should consider carefully these risk factors together with all of the other information included in this prospectus and the rate supplement provided to you with this prospectus before you decide to purchase any debt securities we are offering.

Risks Related to the Offering

Because the debt securities are not insured against loss by the FDIC or any governmental agency, you could lose your entire investment.

         Neither the FDIC nor any other governmental or private agency insures the debt securities offered by this prospectus. The holder of the debt securities is dependent solely upon sources such as our earnings, proceeds from the sale or securitization of available for sale loans, our working capital and other sources of funds, including proceeds from the continuing sale of subordinated debt and lines of credit for repayment of principal at maturity and the ongoing payment of interest on the debt securities. If these sources of repayment are inadequate, you could lose your entire investment. See "-- Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment."

Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect purchasers of our debt securities.

         Currently, our operations are not regulated or subject to examination in the same manner as commercial banks, savings banks and thrift institutions. Our operations are not subject to the stringent regulatory requirements imposed upon the operations of those entities and are not subject to periodic compliance examinations by federal banking regulators designed to protect investors. See "Business."

Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment.

         We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to repay the debt securities upon maturity. Because funds are not set aside periodically for the repayment of the debt securities over their term, holders of the debt securities must rely on our revenues from operations and other sources for repayment, such as funds from the sale of subordinated debt securities and other credit facilities. To the extent revenues from operations and other debt financings are not sufficient to repay the debt, holders may lose all or a part of their investment. Historically, we have experienced negative cash flows from operations. Our ability to repay the debt securities at maturity may depend, in part, on our ability to raise new funds through the sale of additional debt securities. See "--Since we depend upon the availability of financing to fund our continuing operations, any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay the notes on maturity," "-- Since we have historically experienced negative cash flows from our operations and expect to do so in the foreseeable future, our ability to repay the notes could be impaired." and "Description of the Debt Securities Offered and the Indenture -- General."

Our residential lending business is subject to government regulation and licensing requirements which may hinder our ability to operate profitably and repay the debt securities.

         Our residential lending business is subject to extensive regulation, supervision and licensing by various state departments of banking or similar agencies. Our lending business is also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on all or part of our home equity lending activities. We are also subject to examinations by state departments of banking or similar agencies in the 47 states where we are, or are in the process of becoming, licensed with respect to originating, processing, underwriting, selling and servicing home equity loans. We are also subject to certain Federal Reserve Board, Department of Housing and Urban Development and other federal agency regulations related to residential mortgage lending, servicing and reporting. Failure to comply with these requirements can lead to, among other remedies, termination or suspension of licenses, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

         Federal, state and local governments have recently begun to consider, and in some instances have adopted, legislation and regulations to restrict lenders' ability to charge rates and fees in connection with subprime residential mortgage loans and loans to borrowers with impaired credit. Such legislation also imposes various loan term restrictions, e.g., limits on balloon loan features. Frequently referred to generally as "predatory lending" legislation, this legislation may limit our ability to impose fees, charge interest rates on consumer loans to those borrowers with problem credit and may impose additional regulatory restrictions on our business. The Pennsylvania Attorney General has required us to provide information in connection with designated loans made to Pennsylvania customers by our subsidiary, Upland Mortgage. Based on our discussions with representatives of the Attorney General, the Attorney General is examining specific fees charged to Pennsylvania customers of Upland Mortgage. Upland Mortgage is in the process of providing additional information to the Attorney General's Office regarding these fees charged during the loan origination process. It is uncertain at this time how or when this matter will be resolved.

         More restrictive laws, rules and regulations may be adopted in the future that could make compliance more difficult or expensive and hinder our ability to operate profitably and repay the debt securities. See "Business-- Regulation."

Since the debt securities are unsecured and second in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, in the event of insolvency, debt holders would be repaid only if funds remain after the repayment of our senior debt.

         The debt securities offered by this prospectus will be subordinated, or second in right of repayment, to our senior debt and debt of our subsidiaries. As of March 31, 2001, there was $39.0 million of senior debt and subsidiary debt outstanding. There is no limitation on the amount of senior debt or subsidiary debt we can incur. Senior debt includes any indebtedness incurred in connection with our (including our subsidiaries) borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as "senior debt." If we were to become insolvent, our senior debt would have to be paid in full prior to payment of debt securities in our liquidation. In addition, any indebtedness of our subsidiaries, other than the senior debt, will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the debt securities. As a result, there may not be adequate funds remaining to pay the principal and interest on the debt securities. See "Description of the Debt Securities Offered and the Indenture -- Provisions Relating to All Securities."

Your ability to liquidate your investment is limited because of transfer restrictions and the lack of a trading market.

         The debt securities sold under this prospectus may not be transferred without our prior written consent. In addition, there is no established trading market for the debt securities. Due to the non-transferable nature of the debt securities and the lack of a market for the sale of the debt securities, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, even if we permitted a transfer, there can be no assurance that purchasers will be able to sell the debt securities. See "Description of the Debt Securities Offered and the Indenture."

Since our management has broad discretion over how to use the proceeds from the offering, they could use the proceeds in a manner contrary to the best interests of investors.

         Since no specific allocation of the proceeds has been determined as of the date of this Prospectus, our management will have broad discretion in determining how the proceeds of the offering will be used. As a result, management could use the funds in a manner contrary to the best interest of investors. See "Use of Proceeds."

Risks Related to Our Business

Since we have historically experienced negative cash flows from our operations and expect to do so in the foreseeable future, our ability to repay the notes could be impaired.

         We have historically experienced negative cash flow from operations since 1996 primarily because our strategy of selling loans through securitization requires us to build an inventory of loans over time. During the period we are building this inventory of loans, we incur costs and expenses. We do not recognize a gain on the sale of loans until we complete a securitization, which may not occur until a subsequent period. In addition, our gain on a securitization results from our retained interests in the securitized loans, consisting primarily of interest-only strips, which do not generate cash flow immediately. We expect this negative cash flow from operations to continue in the foreseeable future. Should we continue to experience negative cash flows from operations, it could impair our ability to make principal and interest payments due under the terms of the notes. At March 31, 2001, there was $226.4 million of notes which will mature through March 31, 2002.

         We obtain the funds to repay the notes at their maturities by securitizing our loans, selling whole loans and selling additional notes. We may in the future generate cash flows by securitizing or selling interest-only strips and selling servicing rights generated in past securitizations. If we are unable in the future to securitize our loans, to sell whole loans, or to realize cash flows from interest-only strips and servicing rights generated in past securitizations, our ability to repay the notes could be impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our estimates of the value of interest-only strips and servicing rights we retain when we securitize loans could be inaccurate and could result in reduced profits and impair our ability to repay the notes.

         We generally retain interest-only strips and servicing rights in the securitization transactions we complete. We estimate the fair value of the interest-only strips and servicing rights based upon discount rates established by management of our company and prepayment and default assumptions. The value of our interest-only strips totaled $377.2 million and the value of our servicing rights totaled $96.6 million at March 31, 2001. Together, these two assets represent 68.4% of our total assets at March 31, 2001. Although we believe that these amounts represent the fair value of these assets, the amounts were estimated based on discounting the expected cash flows to be received in connection with our securitizations using discount rates, established by us, prepayment rates and default rate assumptions. Changes in market interest rates may impact our discount rate assumptions and our actual prepayment and default experience may vary materially from these estimates. Even a small unfavorable change in these assumptions utilized could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an adjustment which would adversely affect our income in the period of adjustment and impair our ability to repay the notes. During the year ended June 30, 2000, a write down of $12.6 million was recorded on our interest-only strips due to changes in these assumptions. As a result of these changes, we had a loss of $5.0 million for the fourth quarter of fiscal 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations."

Since we depend upon the availability of financing to fund our continuing operations, any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay the notes on maturity.

         For our ongoing operations, we depend upon frequent financings, including the sale of unsecured subordinated debt securities and warehouse credit facilities or lines of credit. If we are unable to renew or obtain adequate funding under a warehouse credit facility, or other borrowings, including the sale of the notes, the lack of adequate funds would reduce our profitability and restrict our ability to repay the notes upon maturity. To the extent that we are not successful in maintaining or replacing existing subordinated debt securities upon maturity, we may have to limit our loan originations or sell loans earlier than intended and restructure our operations. Limiting our originations or earlier sales of loans could reduce our profitability or restrict our ability to repay the notes upon maturity. Our ability to repay the debt securities at maturity may depend, in part, on our ability to raise new funds through the sale of additional notes. See "-- Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio which could result in a reduction in profits and impair our ability to repay the debt securities.

         We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. Loans made to these borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. Historically, we have experienced a higher rate of delinquencies on loans made to these credit-impaired borrowers as compared to delinquency rates experienced by banks on loans to borrowers who are not credit-impaired. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses in our sold and serviced loans, would reduce our profits which could restrict our ability to repay the debt securities upon maturity. See "Business -- Lending and Leasing Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Managed Portfolio Quality."

Our reliance upon the sale of our loans through securitization may result in fluctuating operating results which could restrict our ability to repay the debt securities when due.

         In recent periods, a significant portion of our revenue and net income represented gain on the sale of loans in securitization transactions. Operating results for a given period can fluctuate significantly as a result of the timing and size of securitizations. If we do not close securitizations when expected, we could experience a loss for a period. In addition, we rely primarily on securitizations to generate cash proceeds for the repayment of our warehouse credit facilities and origination of additional loans.

         Our ability to complete securitizations depends on several factors, including:

         o conditions in the securities markets generally including market interest rates;

         o   conditions in the asset-backed securities markets specifically; and

         o   the credit quality of our managed portfolio.

Any substantial impairment in the size or availability of the market for our loans could result in our inability to continue to originate loans and repay the debt securities upon maturity. See "Business -- Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations."

A change in market interest rates may result in a reduction in our profits and impair our ability to repay the notes.

         Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future rise in interest rates may:

         o   reduce customer demand for our products;

         o widen investor spread requirements and increase overcollateralization requirements in future securitizations;

         o   increase our cost of funds;

         o reduce the spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding credit facilities and debt securities;

         o reduce the profit we will realize in securitizations or other sales of loans; and

         o   limit our access to borrowings in the capital markets.

         Gain on sale of loans may be unfavorably impacted to the extent that we hold fixed rate mortgages prior to securitization and an increase in rates reduces the spread between the average coupon rate on fixed rate loans and the weighted average pass-through rate to investors for interests issued in connection with the securitization. Although the average loan coupon rate is fixed at the time the loan is originated, the pass-through rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. Therefore, if market rates required by investors increase prior to securitization of the loans, the spread between the average coupon rate on the loans and the pass-through rate to investors may be reduced or eliminated which would reduce or eliminate our profit on the sale of the loans. Any reduction in our profits could impair our ability to repay the notes upon maturity. In addition, an increase in interest rates could increase interest costs on all sources of borrowed funds and reduce spreads on securitized loans which could negatively impact our liquidity and capital resources by reducing cash flows which would decrease our profitability.

         Since a portion of the certificates issued to investors by securitization trusts are floating rate certificates, the interest rates on these certificates adjust based on an established index plus a spread. The fair value of the excess cash flow we will receive from these trusts would be reduced as a result of any increases in rates paid on the floating certificates. At March 31, 2001, $154.8 million of debt issued by securitization trusts was floating rate debt representing 7.0% of total debt issued by securitization trusts.

         We are subject to risks associated with decreases in interest rates to the extent that we have issued fixed rate subordinated debt securities with scheduled maturities of one to ten years. At March 31, 2001, we had $255.9 million of subordinated debt securities with scheduled maturities greater than one year which are not subject to early redemption at our option. If market interest rates decrease in the future, the rates paid on our long term subordinated debt securities could exceed the current market rate paid for similar instruments which could result in a reduction in our profitability which could impair our ability to repay the debt securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

If we are not able to sustain the levels of loan originations that we experienced in the past, our future profits may be reduced and our ability to repay the notes may be impaired.

         During fiscal 2000 and the nine months ended March 31, 2001, we experienced record levels of loan originations. Our ability to sustain the levels of loan originations experienced in prior periods depends upon a variety of factors outside our control, including:

         o  interest rates;

         o  conditions in the asset-backed securities markets;

         o  economic conditions in our primary market area;

         o  competition; and

         o  regulatory restrictions.

         In a rising interest rate environment, we would expect our ability to originate loans at interest rates that will maintain our current level of profitability will become more difficult compared to a falling or stable interest rate environment. If we are unable to sustain our levels of growth, our profits may be reduced and our ability to repay the debt securities upon maturity impaired. See " -- A change in market interest rates may result in a reduction in our profits and impair our ability to repay the notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If we are unable to continue to successfully implement our business strategy, our revenues may decrease which could impair our ability to repay the notes.

         Our business strategy seeks to increase our loan volume through further development of existing markets while maintaining our customary origination fees, underwriting criteria, and the spread between loan interest rates and the interest rates we pay for capital. Implementation of this strategy will depend in large part on our ability to:

         o expand in markets with a sufficient concentration of borrowers who meet our underwriting criteria;

         o   obtain adequate financing on favorable terms;

         o profitably securitize our loans in the secondary market on a regular basis;

         o   hire, train and retain skilled employees; and

         o   successfully implement our marketing campaigns.

Our inability to achieve any or all of these factors could impair our ability to implement our business strategy and successfully leverage our fixed costs which could result in a reduction in our revenues and impair our ability to repay the notes. See "Business -- Lending and Leasing Activities."

If loan prepayment rates are higher than anticipated, our profits could be reduced and impair our ability to repay the debt securities.

         A significant decline in market interest rates could increase the level of loan prepayments, which would decrease the size of the total managed loan portfolio and the related projected cash flows. Higher than anticipated rates of loan prepayments could require a write down of the fair value of the related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment which would result in a reduction in our profitability and impair our ability to repay the debt securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A decline in real estate values could result in a reduction in originations which could reduce our revenues and impair our ability to repay the debt securities.

         Our business may be adversely affected by declining real estate values. Any significant decline in real estate values reduces the ability of borrowers to use home equity as collateral for borrowings. This reduction in real estate values may reduce the number of loans we are able to make, which will reduce the gain on sale of loans and servicing and origination fees we will collect which could reduce our revenues and limit our ability to repay the debt securities upon maturity. See "Business -- Lending and Leasing Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure which could reduce our profitability and limit our ability to repay the debt securities.

         Declining real estate values will also increase the loan-to-value ratios of loans we previously made, which in turn, increases the probability of a loss in the event the borrower defaults and we have to sell the mortgaged property. In addition, delinquencies and foreclosures generally increase during economic slowdowns or recessions. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans which could reduce our profitability and limit our ability to repay the debt securities. See "Business--Lending and Leasing Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If we are unable to implement an effective hedging strategy, our net income may be reduced which would reduce the funds available to repay the notes.

         From time to time derivative financial instruments strategies are used in an attempt to mitigate the effect of changes in interest rates on our fixed rate mortgage loans prior to securitization that may involve the use of, among other things, futures, interest rate swaps and forward pricing of securitizations. An effective hedging strategy is complex and no strategy can completely insulate us from interest rate risk. In fact, poorly designed strategies or improperly executed transactions may increase rather than mitigate interest rate risk. Hedging involves transaction and other costs, and these costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. In addition, an interest rate hedging strategy may not be effective against the risk that the interest rate spread needed to attract potential buyers of asset backed securities may widen. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

Competition from other lenders could adversely affect our profitability and our ability to repay the notes.

         The lending markets in which we compete are evolving. Some competitors have been acquired by companies with substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers, we may be forced to reduce the rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our rates or fees could have an adverse impact on our profitability and our ability to repay the notes. Our profitability and the profitability of other similar lenders may attract additional competitors into this market. See "Business -- Competition."

An economic downturn in the eastern half of the United States could result in reduced profitability which would reduce the funds available to repay the debt securities.

         We currently originate loans primarily in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn in this region could result in reduced profitability which would reduce the funds available to repay the debt securities. See "Business -- Lending and Leasing Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our securitization agreements require us to retain some risk on loans that do not meet the requirements in these agreements which could result in a reduction in profitability which would reduce the funds available to repay the notes.

         Although we sell substantially all of the loans we originate through securitizations, all of the securitization agreements require that we replace or repurchase loans which do not conform to the representations and warranties made by us at the time of sale. Additionally, when borrowers are delinquent in making monthly payments on loans included in a securitization trust, we are required to advance interest payments for the delinquent loans if we deem that the advances will be ultimately recoverable. These advances require funding from our capital resources but have priority of repayment from the succeeding month's collections. In addition, the securitization agreements allow us to purchase a limited amount of foreclosed and delinquent loans from the securitization trusts, which we do in our discretion, from time to time. See "Business -- Securitizations."

Claims by borrowers or purchasers of loans could result in reduced profitability which would reduce the funds available to repay the notes.

         In the ordinary course of our business, we are subject to claims made against us by borrowers and purchasers of loans arising from, among other things:

         o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents (including our appraisers);

         o   incomplete documentation; and

         o failure to comply with various laws and regulations applicable to our business.

         Although there are currently no material claims asserted, pending legal actions or judgments against us, any claims asserted in the future may result in legal expenses, liability, and reduced profitability. See "Business -- Legal Proceedings."

Environmental laws and regulations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could reduce our profitability and the funds available to repay the notes.

         Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, it is possible that the environmental contamination would not be discovered until after we had made the loan.

         To date there have been two instances where we have determined not to foreclose on the real estate collateralizing a delinquent loan because of environmental considerations. Any losses we may sustain on these two loans will not have a material adverse effect on our profitability.

         In addition to federal or state regulations, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. See "Business -- Loan Servicing."

                           FORWARD LOOKING STATEMENTS

         Some of the information in this prospectus or the documents incorporated by reference in this prospectus may contain forward-looking statements. You can identify these statements by words or phrases such as "will likely result," "may," "are expected to," "will continue to," "is anticipated," "estimate," "projected," "intends to" or other similar words. These forward-looking statements regarding our business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in those statements. Forward-looking statements involve risks and uncertainties described under "Risk Factors" as well as other portions of the prospectus, which could cause our actual results to differ materially from historical earnings and those presently anticipated. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement.

                                 USE OF PROCEEDS

         We estimate that the net proceeds resulting from the sale of the debt securities will be approximately $317.7 million net of estimated offering expenses if we sell all of the securities we are offering through this prospectus. We intend to use approximately $155.0 million to $240.0 million of the proceeds to repay maturing notes with maturities of one day to 10 years and interest rates ranging from 6.15% to 12.57%. A portion of the indebtedness to be repaid was issued within one year and was used for the general corporate purposes described below. The remainder of the proceeds will be used for general corporate purposes including, but not limited to:

         o financing the future growth of our loan portfolios and capital expenditures;

         o   the repayment of warehouse credit facilities and lines of credit;

         o funding our overcollateralization requirements in connection with securitizations;

         o   paying interest and operating expenses;

         o possible future acquisitions of related businesses or assets, although none are currently contemplated;

         o   repurchasing our common stock; and

         o   general operating activities.

         In addition, the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds, actual funding requirements and the availability of other sources of funding. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

         o   treasury bills,

         o   commercial paper,

         o   certificates of deposit,

         o   securities issued by U.S. government agencies,

         o   money market funds, and

         o   repurchase agreements.

         Our investment policies permit significant flexibility as to the types of such investments that we may make. We may also maintain daily unsettled balances with broker-dealers. We are reviewing our strategic options with respect to growth through acquisitions and otherwise. Our initiative may include consideration of, and discussions with, potential target institutions from time to time, which may include mortgage companies, banks and thrifts. As of the date of this prospectus, we had no commitments or agreements with respect to any material acquisitions.

          DESCRIPTION OF THE DEBT SECURITIES OFFERED AND THE INDENTURE

General

         The debt securities represent our unsecured debt obligations. In connection with this offering of debt securities, we have entered into an agreement, called an indenture, with U.S. Bank Trust National Association, a national banking association. The terms of the debt securities include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, in effect on the date the indenture is qualified under that act. The debt securities are subject to all terms and conditions of the indenture and Trust Indenture Act. We refer you to the indenture and the Trust Indenture Act for a complete understanding of the debt securities. The following includes a summary of some provisions of the indenture, and a copy of the indenture is available from us upon request. This summary does not purport to be complete and is qualified in its entirety by reference to the indenture, including the definitions in the indenture of some of the terms used below.

         The debt securities will be subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt further described in our prospectus, whether outstanding on the date of the indenture or incurred following the date of the indenture. There is no limit on the amount of senior debt we may incur. The stock we hold in our subsidiaries, as well as any of our other assets, is available to repay the debt securities in the event of default. In the event of our default and liquidation of our subsidiaries to repay the noteholders, we must pay or make provisions for the payment of creditors of the subsidiaries from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the debt securities. See "-- Provisions Relating to All Securities -- Subordination."

         The debt securities are not secured by any collateral or lien. The debt securities do not contain provisions for a sinking fund or similar fund providing for payments on the debt securities. See "Risk Factors -- Since we do not set aside funds to repay the debt securities offered, you must rely on our revenues from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the debt securities at maturity and you could lose all or a part of your investment."

         Debt securities may be purchased in the minimum amount of $1,000 or any amount in excess of $1,000. You may not cumulate separate purchases to satisfy the minimum denomination requirement.

Provisions Relating to Investment Notes

         Maturity. We are offering investment notes with terms ranging from 3 to 120 months. You will select the term of each investment note upon your order.

         Book Entry. Upon acceptance of an order, we will credit our book-entry registration and transfer system to the account of the purchaser of the investment note, the principal amount of such security owned of record by such purchaser, which record holder is referred to as the holder or registered holder in this document and in the indenture. Also upon acceptance of an order, we will send each holder an initial transaction statement which will indicate our acceptance of the order.

         The holders of investment notes issued in a book-entry form will not receive or be entitled to receive physical delivery of a note or certificate evidencing such indebtedness. The holders of the accounts we establish upon the purchase or transfer of investment notes shall be deemed to be the owners of the investment notes under the indenture. The holder of the investment notes must rely upon the procedures established by the trustee to exercise any rights of a holder of investment notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

         We will provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the investment notes on any interest payment date or upon redemption. On each interest payment date, we will credit interest due on each account. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

         Book-entry notations in the accounts evidencing ownership of the investment notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in those names as we direct only if:

         o we, at our option, advise the trustee in writing of its election to terminate the book-entry system, or

         o after the occurrence of an event of default under the indenture, holders of the investment notes aggregating more than 50% of the aggregate outstanding amount of the investment notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of investment notes and the trustee notifies all registered holders of these securities, of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

         Subject to the exceptions described above, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered notes.

         Interest. The interest rate payable on an investment note will be determined based upon the maturity date and term established for the investment note at the time of order. Prevailing rates will be set forth in a supplement to this prospectus. We will establish the interest rates payable on the investment notes from time to time based on market conditions and our financial requirements. We constantly re-evaluate our interest rates based upon this analysis. Once determined, the rate of interest payable on an investment note will remain fixed for the original term of the investment note.

         We will compute interest on investment notes on the basis of an actual calendar year and interest will compound daily. We will pay interest on investment notes with terms of less than twelve months at maturity. Holders of investment notes with terms of twelve months or greater may elect to have interest paid monthly, quarterly, semiannually, annually or at maturity. This election may be changed one time by the holder during the term of these longer term investment notes. Holders must request to change the election in writing to us. No specific change in election form is required. Any interest not otherwise paid on an interest payment date will be paid at maturity.

         We reserve the right to vary from time to time, at our discretion, the interest rates we offer on new issuances of investment notes based on numerous factors other than length of term to maturity. These factors may include, but are not limited to: the desire to attract new investors; investment notes in excess of specified principal amounts; investment notes purchased for IRA and/or Keogh accounts; rollover investments; and investment notes beneficially owned by persons residing in particular geographic localities. We may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, the encouragement of the rollover of investment notes by current holders, circumstances in the financial markets and the economy, additional costs which we may incur in selling investment notes in a particular jurisdiction which may at the time be relevant to our operations and other factors.

         Automatic Extension Upon Maturity of Notes. The term of the investment note will automatically extend upon its maturity for a term identical to the term of the original investment note unless:

         o We notify the holder at least seven days prior to the maturity date of our intention not to extend the investment note; or

         o The holder elects to redeem the investment note or change the term within seven days after the maturity date.

         We will notify the holder of the upcoming maturity date of the note approximately 20 days prior to the maturity date. This renewal notice will indicate that the maturing note will automatically renew for an identical term unless the holder completes the renewal form, included with the renewal notice, and returns it to us within seven days after the maturity date indicating the holder's intention to redeem or change the term of the maturing note. The renewal notice will specify the new rate applicable to the renewal term and will include a copy of the current supplement to the prospectus which lists all of the rates applicable to each term offered at the holder's maturity date in the event the holder elects to select an alternative term upon the maturity of the note. The renewal notice will indicate that the holder should have previously received a copy of the updated prospectus, if applicable, and where the holder can get another copy of the prospectus. If the holder does not return the renewal form, a second renewal notice will be sent to the holder advising the holder of the automatic renewal and indicating that the holder has seven days from the maturity date to notify us if the holder does not want the note to be automatically renewed.

         The investment note will automatically renew for an identical term at the rate specified in the renewal notice unless the holder completes and returns the renewal form to us within seven days after the maturity date indicating that the holder wishes to redeem the note or convert the note to an alternative term.

         Until either we or the holder terminate or redeem the investment note, or the holder elects a new term, the investment note will continue to renew in this manner. Each renewed investment note will continue in all its provisions, including provisions relating to payment options, except that the interest rate payable during any renewed term will be the interest rate which is then being offered on similar investment notes being offered as of the renewal date. If a similar investment note is not being offered, the interest rate upon renewal will be the rate specified by us in the renewal notice sent to the holder on or before the maturity date, or the investment note's then current rate if no rate is specified.

         If we notify the holder of our intention to redeem an investment note at maturity, no interest will accrue after the date of maturity. Otherwise, if a holder requests repayment within seven days after its maturity date, we will pay interest during the period after its maturity date and prior to repayment at the lower of:

         o the lowest interest rate then being paid on the investment notes with a similar term we offer to the general public; or

         o the rate we pay on the investment note immediately prior to its maturity.

         As a courtesy, we provide a request for repayment form with the renewal notice. Use of the form by a holder is not a condition of repayment. Holder may also request repayment by writing to us.

         Optional Renewal Programs. From time to time, we may offer, in our sole discretion, some investment note holders the ability to extend the maturity of an existing investment note. If the holder elects to extend the investment note, we will issue a new note in accordance with the terms and interest rate prevailing at the extension date.

         Place and Method of Payment. We will pay principal and interest on the investment notes at our principal executive office or at another place that we designate for that purpose. However, we may choose to make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register which we maintain for that purpose.

         Redemption by Us. We have the right to redeem any investment note issued under this prospectus at any time, prior to its stated maturity, upon 90 days written notice to the holder of the investment note. The holder has no right to require us to prepay any investment note prior to its maturity date as originally stated or as it may be extended, except as indicated below.

         Redemption by the Holder upon Death or Total Permanent Disability. Investment notes with remaining maturities of one year or greater may be redeemed at the election of the holder, who is a natural person, following his/her total permanent disability, as established to our satisfaction, or by his/her estate following his/her death. The redemption price, in the event of such a death or disability, will be the principal amount of the investment note, plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered holders of an investment note, the election to redeem will apply when either registered holder dies or becomes subject to a total permanent disability. In other cases of investment notes jointly held by persons who are not legally married, the election to redeem upon the death of one joint holder will not apply. If the investment note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the redemption upon death or disability does not apply.

         We may modify the foregoing policy on redemption after death or disability in the future. However, no modification will affect the right of redemption applicable to any outstanding investment note.

         For the purpose of determining the right of a holder to demand early repayment of an investment note, total permanent disability means a determination by a physician chosen by us that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, at least forty hours per week, during the succeeding twenty-four months.

         Quarterly Statements. We will provide holders of the investment notes with quarterly statements, which will indicate, among other things, the current account balance (including interest earned). These statements will be mailed not later than the tenth business day following the end of each calendar quarter.

Provisions Relating to Money Market Notes

         Maturity. The money market notes have no stated maturity and are redeemable at any time in minimum amounts of $500 (or a lesser amount available to close an account) at the option of the holder. See "-- Redemption by the Holder of Money Market Notes."

         Book-Entry System. Upon acceptance of an order, we will credit our book-entry registration and transfer system, the principal amount of the money market notes owned of record by that purchaser to the account of the purchaser of the money market note which record holder is referred to as the holder or registered holder in this document and in the indenture. Upon acceptance of the purchaser's order, we will send each purchaser a transaction statement which will indicate our acceptance of the order. The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. These legal requirements may impair the holder's ability to transfer the record ownership of the money market notes.

         The registered holders of money market notes issued in a book-entry only form will not receive or be entitled to receive physical delivery of a note or certificate. The registered holders of the accounts we establish upon the purchase or transfer of money market notes will be deemed to be the owners of the money market notes under the indenture. Each person holding a book-entry interest in the money market notes must rely upon the procedures established by the trustee to exercise any rights of a holder of the money market notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

         We will make the information regarding the total amount of any principal and/or interest, which we will pay in the form of additional securities, due to registered holders with regard to the money market notes on any interest payment date or upon redemption available to the trustee upon the trustee's request. On each interest payment date, we will credit each account, the interest due. We will determine the interest payments to be made to the book-entry accounts and will maintain, supervise and review any records relating to book-entry beneficial interests in money market notes.

         Book-entry interests in the accounts evidencing ownership of the money market notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in the names of the accounts as we direct only if:

         o we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

         o after the occurrence of an event of default under the indenture, holders of the money market notes aggregating more than 50% of the aggregate outstanding amount of the money market notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of money market notes and the trustee notifies all registered holders of the money market notes, of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting the notes.

         The book-entry interests in the money market notes are not otherwise exchangeable for fully registered notes.

         Interest. We will adjust the interest rates payable on the money market notes from time to time in our sole discretion provided that the rate will not be less than 4.0% per year. We will provide written notice to all holders of the money market notes at least 14 days prior to any decrease in the interest rate. The notice will set forth the new interest rate to be paid and the effective date of the change. We reserve the right to increase the interest rate paid on the money market notes at any time without prior notice to the holders of the money market notes. Investors may inquire about the current interest rate on the outstanding money market notes by calling us at (800) 776-4001.

         Interest on each account with a balance of at least $1,000 accrues daily and is credited monthly on the last day of each calendar month. Interest accrued during each monthly period will not be paid by check but will be added to the note holder's principal balance of the account in the form of additional securities. Interest will continue to accrue on the principal balance of each security through the date of redemption. If a holder redeems the security in full, the principal balance of the account (including accrued interest) will be paid by check as soon as practicable. No interest shall be paid for any day the principal amount in any account is less than $1,000.

         Subject to the limitations set forth in this prospectus, we may vary, at our discretion, the interest rates we offer on the money market notes based on numerous factors. These factors may include, but are not limited to: the desire to attract new investors; money market notes in excess of specified principal amounts; money market notes purchased for IRA and/or Keogh accounts; rollover investments; and money market notes beneficially owned by persons residing in particular geographic localities. As of the date of this prospectus, we are not offering money market notes at varying rates to different investors. However, we may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, circumstances in the financial markets and the economy, any additional costs which may be incurred by us in selling money market notes in a particular jurisdiction which may at the time be relevant to our operations and other factors.

         Redemption by the Holder of Money Market Notes. The holder of the money market notes may redeem the security at any time in minimum amounts of $500 (or any amount to close an account) upon not less than 10 business days written notice to us or pursuant to the draft procedure described below.

         To the extent a holder of the money market notes redeems the money market notes and purchases new ones, the redemptions are treated as being made on a first-in, first-out basis.

         In addition, subject to any established minimum redemption amount, a holder of money market notes may make redemptions by draft, which is similar to a check, made payable to the order of any payee. At the request of a holder, we will provide drafts drawn on us that will be payable through our designated bank. All authorized signers on a money market note must submit specimen signatures to us and must agree to abide by our rules and regulations pertaining to money market notes. Some banks may not provide cash at the time of deposit of a draft, but will wait until they have received payment from our designated bank. When a draft is presented to the bank for payment, the bank, as agent of the holder, will cause us to redeem a sufficient amount from the holder's money market note to cover the amount of the draft. If a holder of more than one money market note wishes to redeem less than all of that holder's money market notes, then the holder must direct as to which of the holder's money market notes to redeem in whole or in part. Interest continues to accrue on the amount of a money market note covered by a draft until the draft is presented to our bank for payment. The bank will return a draft if the amount of collected funds in the holder's money market notes is insufficient to cover the draft or if the signature(s) on the draft is (are) not, in our judgment, the same as the specimen signature(s) previously submitted to us. We reserve the right to charge a fee for insufficient funds, the dishonor of a draft, a stop payment order, account research and other services.

         If checks are lost, stolen or otherwise held or used by an unauthorized individual, the rightful holder of the money market note checks must notify us within 24 hours; otherwise we will not be responsible for any misappropriation of the underlying funds.

         In our sole discretion, check writing capabilities may be deferred for up to 30 days from the date of opening an account. In such event, the money market notes may be redeemed upon 10 business days written notice to us.

         Neither we nor our bank will return canceled drafts to the holders of money market notes, although we will provide the holders with copies of drafts upon request and payment of a service charge. Holders of money market notes will receive statements as described under "--Monthly Statements," which will reflect draft transactions.

         We will charge holders a service fee for each draft presented in excess of three drafts during any statement period. We may increase our service charge by providing 30 days' prior written notice to each holder of a money market note.

         Redemption by Us. We have the right to redeem a money market note at any time upon 30 days written notice to the holder of the note.

         Place and Method of Payment Upon Redemption. We will make payments upon the redemption of the money market notes at our principal executive office, or at another place that we may designate for that purpose. However, we may, at our option, make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register which we maintain for that purpose.

         Monthly Statements. We will provide holders of the money market notes with monthly statements which will indicate, among other things, the current account balance (including interest credited and withdrawals made, if any) and the applicable interest rate on those money market notes as of the month end preceding the issuance of the statement. The statements will be mailed not later than the tenth business day following the end of each month. We will provide additional statements as the holders of these securities may reasonably request from time to time. We may require holders requesting additional statements to pay all charges incurred by us in providing the additional statements.

Provisions Relating to All Securities

         Form and Denominations/Transfers. The debt securities are not negotiable debt instruments and, subject to some exceptions, will be issued only in book-entry form. Upon the submission of an order, we will issue an initial transaction statement reflecting the ownership of a debt security to each purchaser upon our acceptance of the order. The transaction statement is not a negotiable instrument, and purchasers cannot transfer record ownership without our prior written consent. Each holder of a debt security will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Owners may transfer ownership of the debt securities on our register only by written notice to us signed by the owners or the owners' duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an opinion from the holder's counsel, at the holder's expense, that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee in connection with the transfer. Upon transfer of a debt security, we will provide the new owner of the security with a transaction statement which will evidence the transfer of the account on our records.

         Interest Accrual Date. Interest on the debt securities will accrue from the date of purchase. The date of purchase will be for accepted orders, the date we receive funds, if the funds are received prior to 3:00 p.m. on a business day, or the next business day if the funds are received on a non-business day or after 3:00 p.m. on a business day. For this purpose, our business days are Monday through Friday, except for legal holidays in the State of Delaware.

         Right of Set-off In Circumstances Described in this Section. Subject to the provisions of applicable law, if the holder of an investment note or a money market note is a borrower or guarantor on a loan, lease or other obligation owned by one of our direct or indirect subsidiaries or affiliates, and that obligation becomes delinquent or otherwise in default, we may have the right to set-off principal and interest payments due on the investment note or money market note against all sums due by the holder to our subsidiary or affiliate pursuant to the set-off terms contained in the loan, lease, other indebtedness or the guarantee. If we elect to exercise our right of set-off, the investment note or money market note will automatically be deemed redeemed as of the date of set-off without regard to any notice period otherwise applicable to any redemption by us.

         Subordination. The indebtedness evidenced by the debt securities, and any interest, are subordinated to all of our senior debt. The term senior debt is defined for this purpose to include any indebtedness (whether outstanding on the date of this prospectus or created later) incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether the indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments. The debt securities are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, the law requires that we pay or make provisions for payment of the creditors of that subsidiary from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to any payment to the holders of the debt securities. As of March 31, 2001, $39.0 million of senior debt and subsidiary debt were outstanding. The provisions of indenture do not limit the amount of senior debt or subsidiary debt we can incur. Any of our indebtedness, other than that described as senior debt and the debt of the subsidiaries, will have rights upon liquidation or dissolution of us which ranks equally in right of payment to the debt securities being offered. As of March 31, 2001, we had $482.3 million of debt outstanding, which ranks equally in right of payment to the debt securities offered.

         For a discussion of the lack of insurance or guarantees to support the repayment of the debt securities, see "Risk Factors -- Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect purchasers of our debt securities."

         In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the notes until all senior debt has been paid. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the debt securities. If any distribution is nonetheless made to holders of the debt securities, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full. See "Risk Factors -- Since the debt securities are unsecured and second in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, in the event of insolvency, debt holders would be repaid only if funds remain after the repayment of our senior debt."

         Events of Default. The indenture provides that each of the following constitutes an event of default:

         o default for 30 days in the payment of interest when due on the debt securities (whether or not prohibited by the subordination provisions of the indenture);

         o default in payment of principal when due on the debt securities (whether or not prohibited by the subordination provisions of the indenture) and continuation of the default for 30 days;

         o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

         o our failure for 60 days after notice to comply with other agreements described in the indenture or the debt securities; and

         o   specific events of bankruptcy or insolvency with respect to us.

         If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding notes may declare the unpaid principal of and any accrued interest on the debt securities to be due and payable immediately. However, so long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

         o the day which is five business days after the receipt by representatives of senior debt of such written notice of acceleration or

         o   the date of acceleration of any senior debt.

         In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding debt securities will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the debt securities except as provided in the indenture. Subject to these limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

         The holders of a majority in aggregate principal amount of the debt securities then outstanding, by notice to the trustee, may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest on or the principal of the notes.

         We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

         Amendment, Supplement and Waiver. Except as provided in this prospectus, we may amend or supplement the indenture or the terms of the debt securities may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the debt securities then outstanding. The holders of a majority in principal amount of the then outstanding notes, may waive any existing default or compliance with any provision of the indenture or the debt securities.

         Without the consent of each holder of the investment notes affected, an amendment or waiver may not (with respect to any investment notes held by a nonconsenting holder of investment notes):

         o reduce the principal amount of any investment note whose holder must consent to an amendment, supplement or waiver;

         o reduce the principal of or change the fixed maturity of any security or alter the redemption provisions or the price at which we shall offer to repurchase the investment note;

         o reduce the rate of or change the time for payment of interest, including default interest, on any investment note;

         o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the investment notes (except a rescission of acceleration of the investment notes by the holders of at least a majority in aggregate principal amount of the investment notes and a waiver of the payment default that resulted from such acceleration);

         o make any investment note payable in money other than that stated in the investment notes;

         o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of investment notes to receive payments of principal or interest on the investment notes;

         o make any change to the subordination provisions of the indenture that adversely affects holders of investment notes;

         o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

         o   make any change in the foregoing amendment and waiver provisions.

         Without the consent of each holder of the money market notes affected, an amendment or waiver may not (with respect to any money market notes held by a nonconsenting holder of money market notes):

         o reduce the principal amount of money market notes whose holders must consent to an amendment, supplement or waiver (other than as a result of withdrawals made by the holder of the note);

         o reduce the principal of any money market note (other than as a result of withdrawals made by the holder of the note) or alter the redemption provisions of the money market note or the price at which we shall offer to repurchase the money market note;

         o reduce the rate of interest on the money market notes, other than the rate adjustments provided for pursuant to the terms of the money market notes or change the time for payment of interest, including default interest, on any money market note;

         o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the money market notes (except a rescission of acceleration of the money market notes by the holders of at least a majority in aggregate principal amount of the money market notes and a waiver of the payment default that resulted from such acceleration);

         o make any money market note payable in money other than that stated in the money market notes;

         o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of money market notes to receive payments of principal or interest on the money market notes;

         o make any change to the subordination provisions of the indenture that adversely affects holders of money market notes;

         o modify or eliminate redemption right of holders of the money market notes; or

         o   make any change in the foregoing amendment and waiver provisions.

         However, without the consent of any holder of the debt securities, we and/or the trustee may amend or supplement the indenture or the debt securities:

         o to cure any ambiguity, defect or inconsistency; to provide for assumption of our obligations to holders of the debt securities in the case of a merger or consolidation;

         o   to provide for additional certificates or certificated securities;

         o to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder, including an increase in the aggregate dollar amount of debt securities which may be outstanding under the indenture;

         o to modify our policy to permit redemptions of the investment notes upon the death or total permanent disability of any holder of the investment notes (but such modification shall not adversely affect any then outstanding security); or

         o to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

         The Trustee. The indenture imposes restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

         Subject to exceptions described in the indenture, the holders of a majority in principal amount of the then outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder has offered the trustee security and indemnity satisfactory to it against any loss, liability or expense.

         Reports to Trustee. We will provide the trustee with quarterly reports which will contain the information reasonably requested by the trustee. These quarterly reports will include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period.

         No Personal Liability of Directors, Officers, Employees and Stockholders. No director, officer, employee, incorporator or stockholder of ours, will have any liability for any obligations of ours under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the debt securities waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the debt securities. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

         Service Charges. We reserve the right to assess service charges for replacing lost or stolen investment notes (for which an affidavit from the holder will be required), changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

         Interest Withholding. With respect to those investors who do not provide us with a fully executed Form W-8 or Form W-9, we will withhold 31% of any interest paid. Otherwise, we will not withhold interest, except on debt securities held by foreign business entities. We will not sell to anyone refusing to provide a fully executed Form W-8 or Form W-9.

         Additional Securities. We may offer from time to time additional classes of securities with terms and conditions different from the debt securities being offered. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus.

         Variations by State. We reserve the right to offer different securities and to vary the terms and conditions of the offer (including, but not limited to, different interest rates, additional interest payments and service charges for all notes) depending upon the state where the purchaser resides.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                      Nine Months
                                                    Ended March 31,                       Year Ended June 30,
                                                  ------------------    ----------------------------------------------------
                                                    2001       2000       2000       1999       1998        1997       1996
                                                   ------     ------     ------     ------     ------      ------     ------
                                                              (Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
  Gain on sale of loans and leases............    $ 91,529    $63,025   $ 90,380    $64,490    $40,778    $19,942     $ 8,721
  Interest and fees...........................      16,555     14,219     19,400     16,553     17,386      5,584       3,245
  Interest accretion on interest-only strips..      17,857     11,902     16,616      2,021        538        101          --
  Other.......................................       4,284      3,417      4,250      3,360        633        335         129
                                                  --------    -------   --------    -------    -------    -------     -------
Total revenues................................     130,225     92,563    130,646     86,424     59,335     25,962      12,095
Total expenses(a).............................     119,166     73,458    120,284     64,573     41,445     16,960       8,974
                                                  --------    -------   --------    -------    -------    -------     -------
Operating income before income taxes..........      11,059     19,105     10,362     21,851     17,890      9,002       3,121
Income taxes..................................       4,424      7,642      3,938      7,763      6,435      3,062         802
                                                  --------    -------   --------    -------    -------    -------     -------
Net income....................................    $  6,635    $11,463   $  6,424    $14,088    $11,455    $ 5,940     $ 2,319
                                                  ========    =======   ========    =======    =======    =======     =======
Per Common Share Data:
  Basic earnings per common share(b)..........    $   2.05    $  3.32   $   1.88    $  3.83    $  3.10    $  2.03     $  0.96
  Diluted earnings per common share(b)........        2.01       3.23       1.83       3.72       2.98       1.95        0.96
  Cash dividends declared per common share....        0.24       0.22       0.30      0.165       0.06       0.06        0.03

----------------------

(a) Includes an interest-only strip fair value adjustment of $12.6 million in the year ended June 30, 2000.
(b) Amounts for the years ended June 30, 1999, 1998, 1997 and 1996 have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999 as if the additional shares had been outstanding for each period presented.

                                                                                      June 30,
                                                  March 31,    ----------------------------------------------------------
                                                    2001          2000        1999         1998        1997         1996
                                                   ------        ------      ------       ------      ------       ------
                                                                               (In thousands)
Balance Sheet Data:
Cash and cash equivalents...................      $ 62,621      $ 69,751    $ 22,395     $  4,486    $  5,014     $  5,345
Loan and lease receivables, net
  Available for sale........................        69,153        44,132      33,776       62,382      35,712       18,003
  Other.....................................        16,629        13,002       6,863        4,096       1,144          534
Interest-only strips........................       377,190       277,872     178,218       95,913      37,507       32,639
Servicing rights............................        96,641        74,919      43,210       18,472       8,083        5,907
Receivables for sold loans and leases.......         8,580        51,283      66,086        2,377         960           26
Total assets................................       693,194       592,668     396,301      226,551     103,989       46,894
Subordinated debt...........................       482,263       390,676     211,652      115,182      56,486       33,620
Total liabilities...........................       622,425       530,553     338,055      183,809      73,077       42,503
Stockholders' equity........................        70,769        62,115      58,246       42,742      30,912        4,392

                                                   Nine Months Ended
                                                       March 31,                       Year Ended June 30,
                                                  ------------------    ----------------------------------------------------
                                                    2001       2000       2000       1999       1998        1997       1996
                                                   ------     ------     ------     ------     ------      ------     ------
                                                                    (Dollars in thousands, except per share data)
Other Data:
Total managed loan and lease portfolio........  $2,435,515 $1,697,216 $1,918,540 $1,176,918  $559,398    $ 176,651  $ 59,891
Originations:
  Business purpose loans......................      87,320     81,056    106,187     64,818    52,335       38,721    28,872
  Home equity loans...........................     786,497    668,704    949,014    634,820   328,089       91,819    36,479
  Conventional first mortgage loans...........          (a)    31,590     42,607     66,519    33,671           --        --
  Equipment leases............................          --     19,631     19,631     96,289    70,480        8,004     5,967
Average loan/lease size on loans and leases
  originated:
    Business purpose loans....................          90         88         89         80        83           78        78
    Home equity loans.........................          80         69         70         74        62           51        47
    Conventional first mortgage loans.........          (a)       151        160        165       154           --        --
    Equipment leases..........................          --         19         19         23        21           11        11
Weighted average interest rate on loans and
  leases originated:
    Business purpose loans....................       16.01%     15.96%     15.99%     15.91%    15.96%       15.91%    15.83%
    Home equity loans.........................       11.57      11.19      11.28      11.05     11.95        11.69      9.94
    Conventional first mortgage loans.........          (a)      8.57       8.75       7.67      8.22           --        --
    Equipment leases..........................          --      11.25      11.25      11.40     12.19        15.48     17.22
Loans and leases sold:
  Securitizations.............................  $  804,429 $  710,993 $1,001,702 $  777,598  $384,700    $ 115,000  $ 36,506
  Other.......................................      49,997     77,645    102,670    105,751    51,594        3,817    19,438

---------------------------
(a) Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans. Amounts are not significant for the nine months ended March 31, 2001.

                                                   Nine Months Ended
                                                       March 31,                       Year Ended June 30,
                                                  ------------------    ----------------------------------------------------
                                                    2001       2000       2000       1999       1998        1997       1996
                                                   ------     ------     ------     ------     ------      ------     ------
Financial Ratios:
Return on average assets......................        1.38%      3.29%      1.31%      4.56%     6.93%        7.87%     6.71%
Return on average equity......................       13.39      24.35      10.29      28.10     31.10        33.65     70.96
Total delinquencies as a percentage of total
  managed portfolio at end of period .........        3.53       3.18       2.91       3.19      3.01         2.15      2.30
Real estate owned as a percentage of
  total managed portfolio at end of period....        1.07       0.85       0.68       0.85      0.16         0.34      1.01
Loan and lease losses as a percentage of the
  average total managed portfolio during the
  period (b)..................................        0.47       0.24       0.31       0.12      0.12         0.07      0.33
Pre-tax income as a percentage of total
  revenues ...................................        8.49      20.64       7.93      25.28     30.15        33.99     25.81
Ratio of earnings to fixed charges............        1.26x      1.69x      1.26x      1.92x     2.23x        2.56x     1.97x

-------------------------------
(b) Percentage based on annualized losses and average managed portfolio.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following financial review and analysis of the financial condition and results of operations for the nine months ended March 31, 2001 and the fiscal years ended June 30, 2000, 1999 and 1998 should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements, and other detailed information appearing in this document.

General

         We are a diversified financial services organization operating throughout the United States. We originate, sell and service business purpose loans and home equity loans through our principal direct and indirect subsidiaries. We also underwrite, process and purchase home equity loans through the Bank Alliance Program. Through this program we purchase home equity loans from other financial institutions which may have more stringent underwriting guidelines than ours. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in connection with a future securitization.

         Loans we originate primarily consist of fixed rate loans secured by first or second mortgages on single family residences. Our customers include credit impaired borrowers and other borrowers who would qualify for loans from traditional sources but who are attracted to our loan products due to our personalized service and timely response to loan applications. We originate loans through a combination of channels including a centralized processing center located in Bala Cynwyd, Pennsylvania and a retail branch network of offices. In addition, we offer subordinated debt securities to the public, the proceeds of which are used to repay existing debt, to fund loan originations and our operations and for general corporate purposes including purchases of treasury stock.

         Prior to January 1, 2001, the Company originated conventional first mortgage loans, which were sold in the secondary mortgage market. Effective January 1, 2001 we de-emphasized this business as a result of our strategy of focusing on our most profitable lines of business. We may from time to time consider originating conventional first mortgage loans on a limited basis in the future.

         In January 2001, we renamed our subsidiary, formerly New Jersey Mortgage and Investment Corporation, to American Business Mortgage Services, Inc. to better reflect its national presence.

         Effective December 31, 1999, we de-emphasized and subsequent to such date, we discontinued the equipment leasing origination business as a result of our strategy of focusing on our most profitable lines of business.

         During the first nine months of fiscal 2001, declines in market interest rates resulted in interest rate spreads related to our loans securitized during those nine months improving approximately 171 basis points from the fourth quarter of fiscal 2000. Spread refers to the difference between the average coupon rate on our fixed rate loans, and the weighted average pass-through rate paid to investors for interests issued in connection with a securitization. There can be no assurances that interest rates will continue to decline or remain at current levels. However, in a rising interest rate environment we would expect our ability to originate loans at interest rates that will maintain our current level of profitability would become more difficult than during a stable or falling interest rate environment. We would address the challenge presented by a rising rate environment by carefully monitoring our product pricing, the actions of our competition, market trends, and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible. See "--Interest Rate Risk Management - Loans and Leases Available for Sale" for a discussion of our hedging strategies.

         A rising rate environment could also unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by widening investor spread requirements in pricing future securitizations as described above, increasing the levels of overcollateralization required in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debt securities at favorable interest rates. See "--Liquidity and Capital Resources" for a discussion of both long and short-term liquidity and "Risk Factors -- A change in market interest rates may result in a reduction on our profits and impair our ability to repay the notes."

         There has been an increased focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and local governmental authorities on subprime lending practices by companies in our industry, sometimes referred to as "predatory lending" practices. Sanctions have been imposed on selected industry competitors for practices including but not limited to charging borrowers excess fees, imposing higher interest rates than the borrower's credit risk warrants and failing to disclose the material terms of loans to the borrowers. To date, no sanctions or recommendations from the governmental regulatory agencies regarding practices related to predatory lending have been imposed or recommended against us. We are unable to predict whether state or federal regulatory authorities will require changes in our lending practices in the future or the impact of those changes on our profitability. The Pennsylvania Attorney General has required us to provide information in connection with designated loans made to Pennsylvania customers by our subsidiary, Upland Mortgage. Based on our discussions with representatives of the Attorney General, the Attorney General is examining specific fees charged to Pennsylvania customers of Upland Mortgage. Upland Mortgage is in the process of providing additional information to the Attorney General's Office regarding these fees charged during the loan origination process. It is uncertain at this time how or when this matter will be resolved. See "Risk Factors - Our residential lending business is subject to government regulation and licensing requirements which may hinder our ability to operate profitably and repay the debt securities."

Securitizations

         In fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips. The write down included a charge of $11.2 million related to an increase from 11% to 13% in the discount rate used to value our interest-only strips. This change in the discount rate was considered an other than temporary fair value adjustment and was recorded as expense in fiscal 2000. The factors that lead to this other than temporary decline in fair value included:

         o Sustained increase in market interest rates through the fourth quarter of fiscal 2000;
         o Increases in the all-in cost of our mortgage loan trust investor certificates from September 1998 through June 2000;
         o Increases in the cost of funding our interest-only strips, particularly the interest rate paid on subordinated debt; and
         o Events and conditions in the mortgage lending industry and the actions by others in that industry.

         The write down also included a charge of $1.9 million for the impact of changes in one-month LIBOR deemed to be other than temporary. A portion of the certificates issued to investors by our securitization trusts have floating interest rates based on the value of an adjustable market interest rate index, one-month LIBOR, plus a spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in rates paid on the floating rate. Additionally, the write down included a credit of $0.5 million for the net impact of adjustments made to the prepayment assumptions on mortgage loan securitizations at June 30, 2000. See "--Securitization Accounting Considerations" for a discussion of the discount rate and prepayment assumptions. See "--Interest Rate Risk Management - Interest-Only Strips and Servicing Rights" for a discussion of the impact of one-month LIBOR and "Risk Factors - A write down in the value of our interest-only strips during fiscal 2000 due to a change in the discount rate resulted in a loss for the fourth quarter and reduced profits for fiscal 2000."

         The ongoing securitization of loans is a central part of our current business strategy. We sell loans, and have in the past sold leases, through securitizations with servicing retained. This strategy generates the cash proceeds to repay warehouse and line of credit facilities, to fund additional loan originations and to provide additional sources of revenue through retained mortgage and lease servicing rights.

         The following table summarizes the volume of loan and lease securitizations and whole loan sales for the nine-month periods ended March 31, 2001 and 2000 and the years ended June 30, 2000, 1999, and 1998 (in millions):

                                                     Nine Months Ended
                                                         March 31,                   Year Ended June 30,
                                                   -------------------      ---------------------------------
                                                    2001         2000         2000         1999         1998
                                                   ------       ------       ------       ------       ------
Securitizations:
Business loans...................................  $ 78.6       $ 78.9      $  104.5      $ 71.9       $ 54.1
Home equity loans................................   725.8        622.9         887.9       613.0        270.9
Equipment leases.................................       -          9.2           9.3        92.6         59.7
                                                   ------       ------      --------      ------       ------
  Total..........................................  $804.4       $711.0      $1,001.7      $777.5       $384.7
                                                   ======       ======      ========      ======       ======

Gain on sale of  loans and leases through
  securitization.................................  $ 91.5       $ 63.0      $   90.4      $ 64.5       $ 40.8
Securitization gains as a percentage of total
  revenue........................................    70.3%        68.1%         69.2%       74.6%        68.7%
Whole loan sales.................................  $ 50.0       $ 77.6      $  102.7      $105.8       $ 51.6

Premiums on whole loan sales.....................  $  1.5       $  1.4      $    1.7      $  2.3       $  2.7

         Our quarterly revenues and net income may fluctuate in the future principally as a result of the timing, size and profitability of our securitizations. The strategy of selling loans through securitizations requires building an inventory of loans over time, during which time we incur costs and expenses. Since a gain on sale is not recognized until a securitization is closed, which may not occur until a subsequent quarter, operating results for a given quarter can fluctuate significantly. If securitizations do not close when expected, we could experience a materially adverse effect on our results of operations for a quarter. In addition, due to the timing difference between the period when costs are incurred in connection with the origination of loans and their subsequent sale through the securitization process, we have operated on a negative cash flow basis in the past and anticipate that we will continue to do so in the foreseeable future, which could adversely impact our results of operations and financial condition. See "--Liquidity and Capital Resources" for a discussion of our liquidity and cash flows and "Risk Factors - Since we have historically experienced negative cash flows from our operations and expect to do so in the foreseeable future, our ability to repay the notes could be impaired."

         Several factors affect our ability to complete securitizations on a profitable basis. These include conditions in the securities markets generally, such as fluctuations in interest rates described below, conditions in the asset-backed securities markets relating to the types of financial assets we originate and credit quality of the managed portfolio of loans. Any substantial reduction in the size or availability of the securitization market for loans could have a material adverse effect on our results of operations and financial condition.

         From our September 1998 mortgage loan securitization through the June 2000 mortgage loan securitization, the pass-through rates on the asset-backed securities issued in our securitizations had increased by approximately 155 basis points. During the same period of September 1998 through June 2000, the average coupon on our loans securitized increased only 71 basis points. Because the coupon on our loans securitized had been relatively high, we were able to absorb this increase in pass-through rates and have continued access to the asset-backed securities markets. As noted previously, during the first nine months of fiscal 2001, declines in market interest rates resulted in interest rate spreads related to our securitized loans improving approximately 171 basis points from the fourth quarter of fiscal 2000. There can be no assurances that spreads will continue to improve or remain at current levels.

         Our strategy of securitizing loans could also impact our future profitability to the extent that the carrying value of our interest-only strips may require negative adjustments. The value of our interest-only strips totaled $377.2 million and the value of our servicing rights totaled $96.6 million at March 31, 2001. Together, these two assets represent 68.4% of our total assets at March 31, 2001. Although we believe our carrying value represents the fair value of these assets, the amounts were estimated based on discounting the expected cash flows to be received in connection with our securitizations using estimated discount rates, prepayment rates and default rate assumptions. Changes in market interest rates may impact our discount rate assumptions and our actual prepayment and default experience may vary materially from our estimates. Even a small unfavorable change in our assumptions, made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an adjustment, which would adversely affect our income in the period of adjustment. See "--Interest Rate Risk Management - Interest-Only Strips and Servicing Rights" for further discussion of the impact of changes in the assumptions described above.

         Our business strategy is dependent upon our ability to identify and emphasize lending related activities that will provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on favorable terms and to profitably securitize our loans on a regular basis. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which would adversely affect our results of operations and financial condition. See "Risk Factors - If we are unable to continue to successfully implement our business strategy, our revenues may decrease which could impair our ability to repay the notes."

Whole Loan Sales

         We also sell loans with servicing released referred to as whole loan sales. Gains on whole loan sales equal the difference between the net proceeds from such sales and the loans' net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees. Gains from these sales are recorded as fee income.

Subordinated Debt and Other Borrowings

         We rely upon funds generated by the sale of subordinated debt and other borrowings to fund our operations and to repay maturing subordinated debt. At March 31, 2001, $482.3 million of subordinated debt was outstanding and warehouse and other revolving credit facilities totaling $675.0 million were available, of which $118.6 million was drawn upon on that date. We expect to continue to rely on the borrowings to fund loans prior to securitization. See "--Liquidity and Capital Resources" for a discussion of short-term and long-term liquidity.

Securitization Accounting Considerations

         When we securitize our loans and leases by selling them to trusts we receive cash and an interest-only strip, which represents our retained interest in the securitized loans and leases. The trust issues multi-class securities, which derive their cash flows from the pool of securitized loans and leases. These securities, which are senior to our interest-only strips in the trusts, are sold to public investors. In addition, when we securitize our loans and leases we retain the right, for a fee paid to us, to service the loans and leases which creates an asset that we refer to as our servicing rights. Servicing includes billing and collecting payments from borrowers, transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

         As the holder of the interest-only strips received in a securitization, we are entitled to receive excess (or residual) cash flows. These cash flows are the difference between the payments made by the borrowers on securitized loans and leases and the sum of the scheduled and prepaid principal and pass-through interest paid to the investors in the trust, servicing fees, trustee fees and, if applicable, surety fees. Surety fees are paid to an unrelated insurance entity to provide protection for the trust investors.

         Initially, all residual cash flows are retained by the trust to establish overcollateralization levels in the trust. Overcollateralization is the excess of the aggregate principal balances of loans and leases in a securitized pool over investor interests. Overcollateralization requirements are established to provide additional protection for the trust investors.

         The overcollateralization requirements for a mortgage loan securitization, which are different for each securitization, include:

         (1) The initial requirement, if any, is a percentage of the original balance of loans securitized and is paid in cash at the time of sale;

         (2) The final target is a percentage of the original balance of loans securitized and is funded from the monthly excess cash flow; and

         (3) The stepdown overcollateralization requirement is a percentage of the remaining balance of loans securitized. During the stepdown period, the overcollateralization amount is gradually reduced through cash payments to us. The stepdown period begins at the later of 30 months or when the remaining balance of loans securitized is less than 50% of the original balance of securitized loans.

         At March 31, 2001, investments in interest-only strips in securitizations totaled $377.2 million, including investments in overcollateralization of $110.6 million.

         In July 2000, we established a $200.0 million facility, which provides for the sale of mortgage loans into an off-balance sheet funding facility with UBS Warburg. In March 2001, we established a similar $200.0 million facility with Triple-A One Funding Corp, a commercial paper vehicle sponsored by MBIA Insurance Corporation. Sales into these off-balance sheet conduit facilities involve a two-step transfer that qualifies for sale accounting under Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and is expected to qualify under SFAS No. 140, also titled "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". First, we sell the loans to a special purpose entity, which has been established for the limited purpose of buying and reselling the loans. Next, the special purpose entity sells the loans to a qualified special purpose entity (the "facility") for cash proceeds generated by its sale of notes to a third party purchaser. We have no obligation to repurchase the loans except under certain conditions where loans do not conform to representations and warranties made by us at the time of sale, and neither the third party note purchaser nor the sponsor has a right to require such repurchase. The facility can be directed by the sponsor to dispose of the loans, ordinarily by re-securitizing them. If the loans are not re-securitized, the third party note purchaser has the right to securitize or sell the loans. Under this arrangement, the loans have been isolated from us and our subsidiaries; and, as a result, transfers to the conduit facilities are treated as sales for financial reporting purposes. As of March 31, 2001, there were $86.2 million in principal amount of loans in the Warburg conduit facility. The MBIA facility was not utilized.

         Prior to March 2001, we had an arrangement with a warehouse lender, which included an off-balance sheet mortgage loan conduit facility. The sale into this off-balance sheet conduit facility involved a two-step transfer that also qualified for sale accounting under SFAS No. 125. We terminated this facility in March 2001.

         The following tables provide information regarding the nature and principal balances of mortgage loans securitized in each trust, the securities issued by each trust, and the overcollateralization requirements of each trust.


       Summary of Selected Mortgage Loan Securitization Trust Information
                      Current Balances as of March 31, 2001
                              (dollars in millions)

                                                        2001-1   2000-4  2000-3   2000-2   2000-1   1999-4  1999-3   1999-2   1999-1
                                                        ------   ------  ------   ------   ------   ------  ------   ------   ------
Original balance of loans securitized:
   Business loans....................................   $  29    $  27   $  16    $  28    $  25    $  25   $  28    $  30    $  16
   Home equity loans.................................     246      248     134      275      212      197     194      190      169
                                                        -----    -----   -----    -----    -----    -----   -----    -----    -----
   Total.............................................   $ 275    $ 275   $ 150    $ 303    $ 237    $ 222   $ 222    $ 220    $ 185
                                                        =====    =====   =====    =====    =====    =====   =====    =====    =====
Current balance of loans securitized:
   Business loans....................................   $  29    $  27   $  16    $  27    $  24    $  24   $  24    $  25    $  11
   Home equity loans.................................     246      243     129      257      188      165     156      150      123
                                                        -----    -----   -----    -----    -----    -----   -----    -----    -----
   Total.............................................   $ 275    $ 270   $ 145    $ 284    $ 212    $ 189   $ 180    $ 175    $ 134
                                                        =====    =====   =====    =====    =====    =====   =====    =====    =====
Weighted average coupon on loans securitized:
   Business loans....................................  16.06%   16.08%  16.06%   16.01%   16.10%   16.04%  15.78%   15.77%   16.00%
   Home equity loans.................................  11.48%   11.61%  11.51%   11.42%   11.36%   11.08%  10.90%   10.47%   10.65%
   Total.............................................  11.96%   12.05%  12.01%   11.85%   11.90%   11.70%  11.54%   11.23%   11.10%

Percentage of first mortgage loans...................     88%      85%     85%      78%      77%      80%     82%      88%      90%
Weighted average loan-to-value.......................     76%      76%     77%      77%      77%      76%     76%      76%      77%
Weighted average remaining term (months) on loans
   securitized ......................................     251      240     240      248      237      230     234      237      236

Original balance of Trust Certificates...............   $ 275    $ 275   $ 150    $ 300    $ 235    $ 220   $ 219    $ 219    $ 184
Current balance of Trust Certificates................   $ 275    $ 267   $ 143    $ 275    $ 203    $ 178   $ 169    $ 164    $ 125
Weighted average pass-through interest rate to Trust
    Certificate holders..............................   6.28%    7.05%   7.61%    7.88%    7.79%    7.40%   7.43%    7.12%    6.56%
Highest Trust Certificate pass-through rate..........   6.28%    7.05%   7.61%    8.04%    7.93%    7.68%   7.49%    7.13%    6.58%

Overcollateralization requirements:
Required percentages:
   Initial...........................................   0.00%    0.00%   0.00%    0.90%    0.75%    1.00%   1.00%    0.50%    0.50%
   Final target......................................   4.10%    4.50%   4.75%    5.95%    5.95%    5.50%   5.00%    5.00%    5.00%
   Stepdown overcollateralization....................   8.20%    9.00%   9.50%   11.90%   11.90%   11.00%  10.00%   10.00%   10.00%
Required Amounts:
     Initial.........................................   $  --    $  --   $  --    $   3    $   2    $   2   $   2    $   1    $   1
     Final target....................................      11       12       7       18       14       12      11       11        9
Current Status:
    Overcollateralization amount.....................   $  --    $   3   $   2    $   9    $   9    $  11   $  11    $  11    $   9
    Final target reached or anticipated date to
      reach..........................................  5/2002   3/2002  3/2002   2/2002  12/2001   5/2001     Yes      Yes      Yes
    Stepdown reached or anticipated date to reach.... 12/2004   7/2004  3/2004   2/2004  11/2003   7/2003  5/2003  12/2002   8/2002

Annual surety wrap fee...............................   0.20%    0.21%   0.21%    0.21%    0.19%    0.21%   0.21%    0.19%    0.19%

Servicing rights:
   Original balance..................................   $  11    $  14   $   7    $  14    $  10    $  10   $  10    $  10    $   8
   Current balance...................................      11       13       6       12        9        8       8        7        5

                      Current Balances as of March 31, 2001
                              (dollars in millions)

                                                              1998-4   1998-3   1998-2  1998-1   1997-2   1997-1   1996-2  1996-1
                                                              ------   ------   ------  ------   ------   ------   ------  ------
Original balance of loans securitized:
   Business loans..........................................   $   9    $  17    $  15   $  16    $  23    $  22    $  16   $  13
   Home equity loans.......................................      71      183      105      89       77       53       24       9
                                                              -----    -----    -----   -----    -----    -----    -----   -----
   Total...................................................   $  80    $ 200    $ 120   $ 105    $ 100    $  75    $  40   $  22
                                                              =====    =====    =====   =====    =====    =====    =====   =====
Current balance of loans securitized:
   Business loans..........................................   $   6    $  11    $   8   $   9    $  12    $  10    $   5   $   4
   Home equity loans.......................................      49      120       56      42       28       17        6       3
                                                              -----    -----    -----   -----    -----    -----    -----   -----
   Total...................................................   $  55    $ 131    $  64   $  51    $  40    $  27    $  11   $   7
                                                              =====    =====    =====   =====    =====    =====    =====   =====

Weighted average coupon on loans securitized:
   Business loans..........................................  16.05%   15.95%   15.92%  15.98%   15.89%   15.90%   15.99%  15.87%
   Home equity loans.......................................  10.81%   10.73%   10.68%  11.05%   11.56%   11.43%   11.25%  10.57%
   Total...................................................  11.35%   11.14%   11.37%  11.90%   12.88%   13.00%   13.47%  13.37%

Percentage of first mortgage loans.........................     90%      90%      87%     78%      71%      69%      71%     68%
Weighted average loan-to-value.............................     76%      78%      77%     73%      71%      70%      67%     67%
Weighted average remaining term (months) on loans
  securitized..............................................     235      232      209     196      184      162      135     134

Original balance of Trust Certificates.....................   $  79    $ 198    $ 118   $ 103    $  98    $  73    $  39   $  22
Current balance of Trust Certificates......................   $  51    $ 121    $  58   $  45    $  34    $  23    $   9   $   5
Weighted average pass-through interest rate to Trust
  Certificate holders......................................   6.70%    6.33%    6.51%   6.72%    6.80%    7.43%    7.53%   7.95%
Highest Trust Certificate pass-through rate................   7.08%    6.43%    6.85%   7.15%    7.13%    7.53%    7.53%   7.95%


Overcollateralization requirements:
Required percentages:
   Initial.................................................   1.00%    1.00%    1.50%   1.50%    2.00%    3.00%    3.00%      --
   Final target............................................   5.00%    5.00%    5.00%   5.50%    7.00%    8.00%   10.00%   7.00%
   Stepdown overcollateralization..........................  10.00%   10.00%   10.00%  11.00%   14.00%   16.00%   20.00%      na
Required Amounts:
     Initial...............................................   $   1    $   2    $   2   $   2    $   2    $   2    $   1   $  --
     Final target..........................................       4       10        6       6        7        6        4       2
Current Status:
    Overcollateralization amount...........................   $   4    $  10    $   6   $   6    $   6    $   4    $   2   $   2
    Final target reached or anticipated date to reach......     Yes      Yes      Yes     Yes      Yes      Yes      Yes     Yes
    Stepdown reached or anticipated date to reach..........  6/2002   3/2002   7/2001     Yes      Yes      Yes      Yes      na

Annual surety wrap fee.....................................   0.20%    0.20%    0.22%   0.23%    0.26%    0.26%    0.28%      na

Servicing rights:
   Original balance........................................   $   3    $   7    $   4   $   4    $   4    $   3    $   2   $   2
   Current balance.........................................       2        4        2       2        2        2        1       1

na = not applicable

         Gains on sale of loans and leases through securitizations represent the difference between our net proceeds and the allocated cost of loans and leases securitized. The allocated cost of the loans and leases securitized is determined by allocating their net carrying value between the loans and leases securitized, the interest-only strips and the servicing rights retained, based upon their relative fair values.

         The calculation of the fair value of interest-only strips is based upon a discounted cash flow analysis which estimates the present value of the future expected excess cash flows utilizing assumptions made by management at the time loans are sold. These assumptions include the rate used to calculate the present value of expected future cash flows, referred to as the discount rate, and prepayment and credit loss rates on the pool of loans. Estimates of prepayment and credit loss rates are made based on management's expectation of future experience, which is based, in part, on historical experience and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. The loan prepayment rate may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing to borrowers and the type of loan. Our interest-only strips and servicing rights are periodically re-evaluated based upon the present value of the expected future cash flows from our interest-only strips and servicing rights related to the loans remaining in the trusts. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic and market conditions and would be adjusted if necessary.

         We use a discount rate, which we believe is commensurate with the risks involved in our securitization assets. While quoted market prices on comparable interest-only strips are not available, we have performed comparisons of our valuation assumptions and performance experience to others in the non-conventional mortgage industry. We quantify the risks in our securitization assets by comparing the asset quality and performance experience of the underlying securitized mortgage pools to comparable industry performance. We believe that the practice of many companies in the non-conventional mortgage industry has been to add a spread for risk to the all-in cost of securitizations to determine their discount rate. The all-in cost of the trusts' investor certificates includes the highest trust certificate pass-through interest rate in each mortgage securitization, trustee fees, and surety fees which generally range from 19 to 22 basis points combined. From these experience comparisons, we have determined a spread, which is added to the all-in cost of our mortgage loan securitization trusts' investor certificates. The 13% discount rate used to discount our interest-only strips, compared to rates used by others in the industry, reflects our higher asset quality and performance of our securitized assets compared to industry asset quality and performance and the other characteristics of our securitized loans described below.

         o Underlying loan collateral with fixed yields, which are higher than others in the non-conventional mortgage industry. Average coupons of securitized loans exceed the industry average by 100 basis points or more. All of our loans have fixed interest rates, which are more predictable than adjustable rate loans.

         o Approximately 90% to 95% of our business purpose loans have prepayment fees. Approximately 85% to 90% of our home equity loans have prepayment fees. Our experience indicates that prepayment fees increase the prepayment ramp periods and slow annual prepayment speeds, which have the effect of increasing the life of the loans securitized.

         o A portfolio mix of first and second mortgage loans of 80-85% and 15-20%, respectively. The high proportion of first mortgages results in lower delinquencies and losses.

         o A portfolio credit grade mix comprised of 64% A credits, 22% B credits, 12% C credits, and 2% D credits. In addition, our loss experience is below what is experienced by others in the non-conventional mortgage industry.

         The increase in the discount rate at June 30, 2000 from 11% to 13% reflected the overall sustained increase in market interest rates experienced in fiscal 2000 including increases in the all-in cost of the mortgage loan securitization trusts' investor certificates, and increases in the costs of our funding.

         The assumptions for prepayment and credit loss rates are compared to actual experience and adjusted if warranted.

         The assumptions for prepayment rates are compared to actual prepayment experience of the individual securitization pool of mortgage loans and an average of the actual experience of other similar pools of mortgage loans at the same number of months after their inception. The length of time before a pool of mortgage loans reaches its expected constant prepayment rate is referred to as the "prepayment ramp period." It is our policy to use an average historical prepayment rate of similar pools for the expected constant prepayment rate assumption while a pool of mortgage loans is less than a year old even though actual experience may be different. During this ramp period, actual experience both quantitatively and qualitatively is not sufficient to conclude that final actual experience for an individual pool of mortgage loans would be materially different than the average. For pools of mortgage loans greater than one year old, but still in the ramp period, historical average prepayment experience trends for similar pools are also considered and adjustments to prepayment assumptions may be made to more closely conform the assumptions to actual experience if the trend is expected to continue. We adjust prepayment assumptions used for pools of mortgage loans, which have reached their expected constant prepayment rate to actual.

         Due to increases in the volume of loans originated with prepayment fees, we had reduced the initial annual prepayment rate assumption on business loans and lengthened the prepayment ramp period for home equity loans for mortgage loan securitizations beginning with the 1999-1 securitization. Our experience indicates that when a loan has a prepayment fee provision, fewer borrowers will prepay, and those prepaying will do so more slowly. During the nine-month period ending October 1998 the percentage of home equity loans containing prepayment fees increased from less than 50% of loans originated to over 85%, which has been maintained since that time. Our actual cumulative prepayment experience demonstrates that only 25% of home equity loans having prepayment fees are actually prepaid by the borrowers, while 47% of home equity loans without prepayment fees are prepaid. This cumulative historical performance confirms that it is nearly twice as likely that a loan without a prepayment fee will be prepaid. As a result of this analysis, we had reduced the initial annual prepayment rate assumption on business loans and lengthened the initial assumptions used for the prepayment ramp period on home equity loans from 12 to 18 months beginning with the 1999-1 mortgage loan securitization through the 2000-1 mortgage loan securitization and to 24 months beginning with the 2000-2 mortgage loan securitization.

         As we have accumulated experience with pools of loans that have a high percentage of loans with prepayment fees we have begun using a static pool analysis of prepayments, whereby we analyze historical prepayments by period, to determine average prepayments expected by period. For business loans we have found that prepayments for the first year are generally lower than we had anticipated, peak at a higher rate than previously anticipated by month 24 and decline by month 40. Home equity loan prepayments generally ramp faster in the first year than we had anticipated but level more slowly over 30 months and to a lower final rate than we had been using previously. We have utilized this information to modify our loan prepayment rates and ramping to better reflect the amount and timing of expected prepayments. For more detailed information on current prepayment assumptions see the following table " Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience." The effect of these changes was a net reduction in the value of our interest-only strips of less than 1% at March 31, 2001. This change in assumptions was recorded through an adjustment to comprehensive income in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

         The initial credit loss assumptions beginning with the 1999-4 mortgage loan securitization were increased as a result of an increase in the percentage of second mortgage loans and our concerns regarding high levels of real estate values. As shown on the prior table, "Summary of Selected Mortgage Loan Securitization Trust Information," the average percentage of first mortgage loans securitized declined approximately 10% from fiscal 1999 to fiscal 2000 securitizations. The high real estate values affected our loss assumptions because in the event of an economic downturn, the loan-to-value ratios of the loans could be understated. Both of these factors increase the potential that the underlying real estate collateral would not be sufficient to satisfy the loan if a foreclosure was required. Although our percentage of first mortgages have subsequently increased, we believe real estate values may limit our ability to maintain the credit loss experience realized in prior securitizations. Actual credit loss experience for securitizations prior to the 1999-4 mortgage loan securitization generally continue to support the initial credit loss assumptions for those securitizations. The credit loss assumptions in three mortgage loan securitizations have been increased to reflect the higher level of losses experienced.

         The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights for each securitization trust.

                Summary of Material Mortgage Loan Securitization
          Valuation Assumptions and Actual Experience at March 31, 2001

                                                2001-1   2000-4   2000-3   2000-2  2000-1   1999-4   1999-3   1999-2  1999-1
                                                ------   ------   ------   ------  ------   ------   ------   ------  ------
Interest-only strip discount rate:
   Initial valuation........................      13%      13%      13%      13%     11%      11%      11%      11%     11%
   Current valuation........................      13%      13%      13%      13%     13%      13%      13%      13%     13%
Servicing rights discounts rate:
   Initial valuation........................      11%      11%      11%      11%     11%      11%      11%      11%     11%
   Current valuation........................      11%      11%      11%      11%     11%      11%      11%      11%     11%

Prepayment rates:
   Initial assumption:
   Expected Constant Prepayment Rate (CPR):
     Business loans (b).....................      11%      10%      10%      10%     10%      10%      10%      10%     10%
     Home equity loans......................      22%      24%      24%      24%     24%      24%      24%      24%     24%
   Ramp period (months) (a):
     Business loans.........................       24       24       24       24      24       24       24       24      24
     Home equity loans......................       30       24       24       24      18       18       18       18      18
   Current assumptions:
   Expected Constant Prepayment Rate (CPR):
     Business loans (b).....................      11%      12%      12%      12%     13%      13%      13%      12%     12%
     Home equity loans......................      22%      22%      22%      22%     22%      22%      22%      22%     22%
   Ramp period (months) (a):
     Business loans.........................       24       24       24       24      24       24       24       24      na
     Home equity loans......................       30       30       30       30      30       30       30       30      30
   CPR adjusted to reflect ramp:
     Business loans.........................       3%       3%       4%       5%      7%      12%      17%      22%     26%
     Home equity loans......................       2%       3%       6%      10%     13%      16%      17%      17%     17%
   Current prepayment experience (c):
     Business loans.........................       --       --       1%       3%      3%       9%      10%      11%     27%
     Home equity loans......................       --       --       4%       9%     14%      16%      20%      16%     20%

Credit loss rates:
   Annual credit loss rate:
     Initial assumption.....................    0.40%    0.40%    0.40%    0.40%   0.40%    0.30%    0.25%    0.25%   0.25%
     Current assumption.....................    0.40%    0.40%    0.40%    0.40%   0.40%    0.30%    0.25%    0.25%   0.25%
     Actual experience......................       --       --       --       --   0.13%    0.04%    0.12%    0.15%   0.21%
   Cumulative credit loss rate:
     Initial assumption.....................    1.81%    1.89%    1.85%    1.85%   1.85%    1.35%    1.20%    1.20%   1.20%
     Current assumption.....................    1.81%    1.89%    1.85%    1.85%   1.85%    1.35%    1.20%    1.20%   1.20%
     Cumulative experience to date..........       --       --       --       --   0.14%    0.06%    0.19%    0.28%   0.45%

Servicing fees:
   Contractual fees.........................    0.50%    0.70%    0.50%    0.50%   0.50%    0.50%    0.50%    0.50%   0.50%
   Ancillary fees...........................    1.25%    1.25%    1.25%    1.25%   1.25%    1.25%    1.25%    1.25%   1.25%

(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one. The home equity loan prepayment ramp begins at 2% in month one.
(b) Rate is the estimated expected weighted average prepayment rate over the securitization's estimated remaining life. Business CPR ramps to an expected peak over 24 months then declines to the final expected CPR by month 40.
(c) Rate is a six-month historical average.
na = not applicable

                Summary of Material Mortgage Loan Securitization
    Valuation Assumptions and Actual Experience at March 31, 2001 (Continued)

                                                  1998-4    1998-3    1998-2   1998-1    1997-2    1997-1    1996-2    1996-1
                                                  ------    ------    ------   ------    ------    ------    ------    ------
Interest-only strip discount rate:
   Initial valuation.........................      11%        11%       11%      11%       11%       11%       11%      11%
   Current valuation.........................      13%        13%       13%      13%       13%       13%       13%      13%
Servicing rights discount rate:
   Initial valuation.........................      11%        11%       11%      11%       11%       11%       11%      11%
   Current valuation.........................      11%        11%       11%      11%       11%       11%       11%      11%

Prepayment rates:
   Initial assumption:
   Expected Constant Prepayment Rate (CPR):
     Business loans (b)......................      13%        13%       13%      13%       13%       13%       13%      13%
     Home equity loans.......................      24%        24%       24%      24%       24%       24%       24%      24%
   Ramp period (months) (a):
     Business loans..........................       24         24        24       24        24        24        24       24
     Home equity loans.......................       12         12        12       12        12        12        12       12
   Current assumptions:
   Expected Constant Prepayment Rate (CPR):
     Business loans (b)......................      12%        10%       10%      10%       10%        7%       11%      20%
     Home equity loans.......................      22%        22%       19%      19%       25%       19%       25%      10%
   Ramp period (months) (a):
     Business loans..........................       na         na        na       na        na        na        na       na
     Home equity loans.......................       30         30        na       na        na        na        na       na
   CPR adjusted to reflect ramp:
     Business loans..........................      24%        21%       18%      15%       10%        7%       11%      20%
     Home equity loans.......................      19%        21%       19%      19%       25%       19%       25%      10%
   Current prepayment experience (c):
     Business loans..........................      13%        29%       19%      13%        9%        7%       10%      20%
     Home equity loans.......................      20%        18%       19%      19%       25%       19%       25%       2%

Credit loss rates:
   Annual credit loss rate:
     Initial assumption......................    0.25%      0.25%     0.25%    0.25%     0.25%     0.25%     0.25%    0.25%
     Current assumption......................    0.25%      0.30%     0.50%    0.40%     0.25%     0.25%     0.25%    0.25%
     Actual experience.......................    0.25%      0.30%     0.49%    0.38%     0.22%     0.28%     0.20%    0.25%
   Cumulative credit loss rate:
     Initial assumption......................    1.20%      1.20%     1.20%    1.20%     1.20%     1.20%     1.20%    1.20%
     Current assumption......................    1.20%      1.20%     1.85%    1.85%     1.20%     1.20%     1.20%    1.20%
     Cumulative experience to date...........    0.59%      0.78%     1.40%    1.18%     0.79%     1.15%     0.90%    1.25%

Servicing fees:
   Contractual fees..........................    0.50%      0.50%     0.50%    0.50%     0.50%     0.50%     0.50%    0.50%
   Ancillary fees............................    1.25%      0.75%     0.75%    0.75%     0.75%     0.75%     0.75%    0.75%

-------------------------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one. The home equity loan prepayment ramp begins at 2% in month one.
(b) Rate is the estimated expected weighted average prepayment rate over the securitization's estimated remaining life. Business CPR ramps to an expected peak over 24 months then declines to the final expected CPR by month 40.
(c)  Rate is a six-month historical average.
na = not applicable


     Although we believe we have made reasonable estimates of prepayment rates and credit loss assumptions, the actual prepayment and credit loss experience may materially vary from our estimates. To the extent that prepayments or credit losses differ materially from the estimates made, adjustments of our interest-only strips and servicing rights may be required in accordance with SFAS No. 115. Levels of future prepayments and credit loss assumptions higher than those initially estimated could result in a reduction in the value of interest-only strips and servicing rights which would adversely affect income in the period of adjustment. Additionally, some of our securitization trusts have issued floating rate certificates supported by fixed rate mortgages. The fair value of the excess cash flow we will receive may be affected by any changes in the rates paid on the floating rate certificates. See "--Interest Rate Risk Management" for further description of the impact of changes in our assumptions.

         Lease Securitizations. Information related to our two lease securitizations is presented in the table below. As of December 31, 1999, we de-emphasized, and subsequent to such date, discontinued the equipment lease origination business.

              Summary of Selected Lease Securitization Information
                      Current Balances as of March 31, 2001
                              (dollars in millions)

Securitization trust information:                                              1999-a         1998-a
                                                                            -----------    ------------
Original balance of leases securitized..................................    $        82    $         80
Current balance of leases securitized...................................    $        40    $         18
Weighted average yield on leases securitized............................         11.17%          12.09%
Weighted average remaining term (months) on leases securitized..........             26              12
Original balance of Trust Certificates..................................    $        78    $         76
Current balance of Trust Certificates...................................    $        37    $         16
Weighted average pass-through interest rate to Trust Certificate Holders          6.55%           6.15%
Overcollateralization requirements......................................             3%              3%
Annual surety wrap fee..................................................          0.29%           0.29%

Valuation assumptions:
Residual interests discount rate:
   Initial valuation....................................................            11%             11%
   Current valuation....................................................            13%             13%
Servicing rights discount rate:
   Initial valuation....................................................            11%             11%
   Current valuation....................................................            11%             11%
Prepayment rates........................................................            (a)             (a)
Annual credit loss rates:
   Initial assumption...................................................          0.50%           0.50%
   Current assumption...................................................          0.70%           0.50%
   Actual experience....................................................          0.64%           0.49%
Servicing Fees:
   Contractual fees.....................................................          0.50%           0.50%
   Ancillary fees.......................................................          0.30%           0.30%

(a) The equipment leasing portfolio has experienced insignificant prepayments, less than 1.5% annualized. Should a lease terminate early, any impact on the valuation of lease securitization assets would be recorded upon termination of the lease.

         In addition to the above securitizations we had established a commercial paper conduit for lease production which provided for sale of equipment leases using a pooled securitization. After January 2000, the facility was no longer available for sale of equipment leases. The facility permitted us to sell leases in a two-step transfer that qualified for sale accounting under SFAS No. 125. First, we sold the leases to a special purpose entity, which had been established for the limited purpose of buying and reselling the leases. Next the special purpose entity sold the leases to a qualified special purpose entity (the "facility") for cash. The facility is sponsored by a major financial institution, which has the option to re-securitize the leases, ordinarily using longer-term certificates. Should a longer-term securitization not occur, the leases would remain in the commercial paper conduit until their contractual termination. We have no obligation to repurchase the leases and neither the facility nor the sponsor has a right to require such repurchase. The final two transfers into this facility in the amount of $10.6 million were accounted for as a financing transaction. The leases transferred in those final transfers were retained on our balance sheet and the financing raised by the commercial paper conduit was recorded as debt on the balance sheet.

         Servicing Rights. When loans or leases are sold through a securitization, the servicing on the loans or leases is retained and we capitalize the benefit associated with the rights to service securitized loans and leases based on those servicing rights allocated cost based upon their relative fair value to other consideration received in the securitization. We receive annual contractual servicing fees of 50 to 70 basis points which are paid out of accumulated mortgage loan payments before payments of principal and interest are made to trust certificate holders. Prepayment fees, late charges, nonsufficient fund fees and other fees are retained directly by us as servicer as payments are collected from the borrowers.

         Fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation for servicing. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. These projections incorporate assumptions, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. Periodically, capitalized servicing rights are evaluated for impairment, which is measured as the excess of unamortized cost over fair value. Interest rates are not considered as a predominant risk characteristic for purposes of evaluating impairment.

         The origination of a high percentage of loans with prepayment fees impacts our servicing rights and income in two ways. Prepayment fees reduce the likelihood of a borrower prepaying their loan. This results in prolonging the length of time a loan is outstanding which increases the contractual servicing fees to be collected over the life of the loan. Additionally, the terms of our servicing agreements with the securitization trusts allow us to retain prepayment fees collected from borrowers as part of our compensation for servicing loans.

         In addition, we have generally found that the non-conforming mortgage market is less sensitive to changes in interest rates than the conventional mortgage market where borrowers have more favorable credit history for the following reasons. First, there are relatively few lenders willing to supply credit to non-conforming borrowers which limits those borrowers' opportunities to refinance. Second, interest rates available to non-conforming borrowers tend to adjust much slower than conventional mortgage rates which reduces the non-conforming borrowers' opportunity to capture economic value from refinancing.

         As a result of the use of prepayment fees and the reduced sensitivity to interest rate changes in the non-conforming mortgage market, the prepayment experience on our managed portfolio is more stable than the mortgage market in general. This stability favorably impacts our ability to value the future cash flows from our servicing rights and interest-only strips because it increases the predictability of future cash flows. At March 31, 2001, servicing rights totaled $96.6 million, compared to $74.9 million at June 30, 2000.

         As noted previously, in the third quarter of fiscal 2001, we changed certain assumptions used in the estimation of the impact of future prepayments in the valuation of our servicing rights, due to trends noted in actual experience. This change in assumptions had an immaterial impact on the fair value of our servicing rights and no valuation allowance for impairment of servicing rights was required as of March 31, 2001. As a result of adjustments to prepayment assumptions to reflect actual experience on earlier mortgage loan securitizations, a servicing rights write down of $0.7 million was recorded in fiscal 2000.

Results of Operations

Summary Financial Results
(Dollars in thousands, except per share data)

                                         Nine Months Ended                                                          Percentage
                                              March 31,                             Year Ended June 30,               Change
                                      --------------------------  Percentage  --------------------------------   ------------------
                                        2001             2000       Change      2000        1999       1998      '00/'99   '99/'98
                                      ---------       ----------  ----------  ---------   --------   ---------   --------  --------
Total revenues...................     $ 130,225       $   92,563      40.7%   $ 130,646   $ 86,424   $  59,335      51.2%     45.7%
Total expenses...................     $ 119,166       $   73,458      62.2%   $ 120,284   $ 64,573   $  41,445      86.3%     55.8%
Net income.......................     $   6,635       $   11,463    (42.1)%   $   6,424   $ 14,088   $  11,455    (54.4)%     23.0%


Return on average equity.........        13.39%           24.35%                 10.29%     28.10%      31.10%
Return on average assets.........         1.38%            3.29%                  1.31%      4.56%       6.93%

Earnings per share:
   Basic.........................     $    2.05       $     3.32    (38.3)%   $    1.88   $   3.83   $    3.10    (50.9)%     23.5%
   Diluted.......................     $    2.01       $     3.23    (37.8)%   $    1.83   $   3.72   $    2.98    (50.8)%     24.8%
Dividends declared per share.....     $    0.24       $     0.22       9.1%   $    0.30   $  0.165   $    0.06      81.8%    175.0%

Overview

         Nine Month Period Ended March 31, 2001. For the nine months ended March 31, 2001, net income decreased $4.8 million, or 42.1%, to $6.6 million from $11.5 million for the same period in fiscal 2000. Diluted earnings per share decreased to $2.01 for the nine months ended March 31, 2001, on average common shares of 3,298,000 compared to $3.23 on average common shares of 3,538,000 for the same period in fiscal 2000. Dividends of $0.24 and $0.22 per share were paid for the nine months ended March 31, 2001 and 2000, respectively. The common dividend payout ratio based on diluted earnings per share was 11.9% for the first nine months of fiscal 2001 compared to 6.8% for the first nine months of fiscal 2000.

         The decrease in net income and earnings per share primarily resulted from an increase in interest expense due to higher levels of subordinated debt and higher rates paid on subordinated debt, increases in employee related costs and general and administrative expenses.

         In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the price level of our common stock, which was at the time, and has continued to, trade at below book value. In addition, our consistent earnings growth over the past several years did not result in a corresponding increase in the market value of our common stock. In November 2000, the Board of Directors extended this program through fiscal 2001 and authorized the purchase of up to 20% of our outstanding shares of common stock. In fiscal 2001, we repurchased 400,660 shares of common stock, representing 12% of the November 2000 outstanding shares. The cumulative effect of the stock repurchase program was an increase in diluted earnings per share of $0.21 for the nine months ended March 31, 2001.

         The following schedule details our loan and lease originations (in thousands):

                                          Nine Months Ended
                                              March 31,
                                     -------------------------
                                       2001              2000
                                     --------         --------
Business purpose loans.......        $ 87,320         $ 81,056
Home equity loans............         786,497          700,294
Equipment leases.............               -           19,631
                                     --------         --------
                                     $873,817         $800,981
                                     ========         ========

         Loan originations for our subsidiary, American Business Credit, Inc., which offers business purpose loans secured by real estate, increased $6.3 million, or 7.7%, for the nine months ended March 31, 2001, to $87.3 million from $81.1 million for the nine months ended March 31, 2000. This increase is attributable to the continued geographic expansion of our business lending division.

         Home equity loans originated by our subsidiaries Upland Mortgage, American Business Mortgage Services, Inc. and Processing Service Center, Inc., increased $86.2 million, or 12.3% to $786.5 million from $700.3 million for the nine months ended March 31, 2000. Upland Mortgage has continued to realize efficiencies in marketing expenses as noted by the $2.0 million decrease in marketing expenses for the nine-month period compared to the prior year period. In addition, these business units have continued to phase in advanced Internet technology through our web sites, the use of our proprietary patent-pending Easy Loan Advisor, which provides personalized services and solutions to retail customers through interactive web dialog, and the roll out of this technology to our broker network.

         Fiscal Year Ended June 30, 2000. For fiscal 2000, net income decreased $7.7 million, or 54.4%, to $6.4 million from $14.1 million for 1999. Diluted earnings per share decreased $1.89, to $1.83 for year ended June 30, 2000, on average common shares of 3,509,000 compared to $3.72 on average common shares of 3,791,000 for fiscal 1999. Dividends of $0.30 per share were paid for year ended June 30, 2000 compared to dividends of $0.165 per share for year ended June 30, 1999. In the first quarter of fiscal year 2000, we increased our quarterly dividend by 40.0% to $0.07 per share and by an additional 14.3% to $0.08 per share in January 2000. The common dividend payout ratio based on diluted earnings per share was 16.4% for year ended June 30, 2000 compared to 4.2% for fiscal 1999.

         Increases in gain on sale of loans and leases, interest accretion on interest-only strips and servicing income were offset by increases in expenses including a $12.6 million write down of our interest-only strips primarily due to an increase in the discount rate used to value the interest-only strips from 11% to 13%. See "--Year Ended June 30, 2000 Compared to Year Ended June 30, 1999" for a more detailed discussion of results of operations.

         Average common share and earnings per common share amounts for fiscal 1999 and prior have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999. See note 10 in the consolidated financial statements for further description.

         The following schedule details loan and lease originations during the fiscal years ended June 30, 2000, 1999 and 1998 (in thousands):

                                            Year Ended June 30,
                                 ----------------------------------------
                                     2000           1999          1998
                                 ------------   -----------    ----------
Business purpose loans ........  $    106,187   $    64,818    $   52,335
Home equity loans .............       991,621       701,339       361,760
Equipment leases...............        19,631        96,289        70,480
                                 ------------   -----------    ----------
                                 $  1,117,439   $   862,446    $  484,575
                                 ============   ===========    ==========

         Loan originations for our subsidiary, American Business Credit, Inc., which offers business purpose loans secured by real estate, increased $41.4 million, or 63.8%, to $106.2 million for fiscal 2000 from $64.8 million for fiscal 1999. This increase was attributable to geographic expansion of American Business Credit's lending program as well as refocused marketing efforts. In the third quarter of fiscal 2000, American Business Credit launched a web site in order to increase its distribution channels for business purpose loans.

         Home equity loan originations increased $290.3 million, or 41.4%, to $991.6 million for fiscal 2000 from $701.3 million for fiscal 1999. Our subsidiary, Upland Mortgage, has redirected its marketing mix to focus on targeted direct mail, which delivers more leads at a lower cost than broadcast marketing channels. Upland Mortgage has continued to phase in advanced Internet technology through its web site.

Nine Months Ended March 31, 2001 Compared to Nine Months Ended March 31, 2000

         Total Revenues. For the first nine months of fiscal 2001, total revenues increased $37.7 million, or 40.7%, to $130.2 million from $92.6 million for the first nine months of fiscal 2000. Growth in total revenues was mainly the result of increases in gains on the securitization of mortgage loans and increases in interest accretion earned on our interest-only strips.

         Gain on Sale of Loans and Leases. For the nine months ended March 31, 2001, gains of $91.5 million were recorded on the securitization of $804.4 million of loans. This was an increase of $28.5 million, or 45.2%, over gains of $63.0 million recorded on securitizations of $711.0 million of loans and leases for the nine months ended March 31, 2000.

         The increase in securitization gains was mainly due to increases in spreads, and a higher volume of loans securitized. The securitization gain as a percentage of loans securitized increased to 11.4% for the nine months ended March 31, 2001 from 8.9% on loans and leases securitized for the nine months ended March 31, 2000. In addition to the increase in spreads, a lower write-off for capitalized loan origination costs in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" contributed to the increase.

         The increase in spread for the nine months ended March 31, 2001 compared to the nine months ended March 31, 2000 resulted from both an increase in the average coupon on loans securitized, and decreases in pass-through rates on investor certificates issued by securitization trusts. For loans securitized during the nine months ended March 31, 2001, the average coupon was 12.01%, an increase from 11.80% on loans securitized during the nine months ended March 31, 2000. The average interest rate on trust certificates issued in mortgage loan securitizations during the nine months ended March 31, 2001 was 6.67%, a decrease from 7.60% during the nine months ended March 31, 2000. The resulting net improvement in spread was approximately 123 basis points.

         SFAS No. 91, requires that certain direct loan origination costs related to the time spent successfully originating loans be deferred and recorded as an addition to the cost basis of loans originated. These costs are then recognized as a reduction of the gain on sale recorded at the time loans are securitized. Because of efficiencies and productivity gains achieved in our loan origination businesses, we have reviewed and revised our estimates of costs related to time spent successfully originating loans and have lowered the amount of employee related costs previously deferred and recorded as a reduction to securitization gains. See "--Employee Related Costs."

         Changes in prepayment ramp and credit loss assumptions from those used in calculating securitization gains in the nine months ended March 31, 2001 had an insignificant net impact on the change in securitization gain percentage from the first nine months of fiscal 2000.

         Interest and Fees. For the nine months ended March 31, 2001, interest and fee income increased $2.3 million, or 16.4%, to $16.5 million from $14.2 million for the nine months ended March 31, 2000. Interest and fee income consists primarily of interest income earned on available for sale loans and leases, premiums earned on whole loan sales and other ancillary fees collected in connection with loan originations.

         Interest income increased $2.5 million, or 46.5%, to $7.8 million from $5.3 million for the nine months ended March 31, 2000. The increase was due to a modification of the terms of our third fiscal quarter securitization, which allowed us to retain interest income we had accrued up until the point of the sale. Previously all accrued interest income was retained by the securitization trust when collected. In addition, the nine-month increase was attributable to an increase in our average balance of loans and leases available for sale during the period.

         Fee income decreased $0.2 million, or 1.6%, to $8.7 million from $8.9 million for the nine months ended March 31, 2000. The decrease was the result of decreases in fees collected on loan originations.

         Premiums on whole loan sales were $1.5 million and $1.4 million for the nine-month periods ended March 31, 2001 and 2000, respectively. The volume of whole loan sales decreased 35.6%, to $50.0 million for the nine months ended March 31, 2001 from $77.6 million for the nine months ended March 31, 2000. The decrease was mainly the result of our decision to de-emphasize the origination of conventional first mortgage loans. The decrease in volume was offset by an increase in the average premium earned on whole loan sales in the period.

         Interest Accretion on Interest-Only Strips. Interest accretion represents the yield component of cash flows received on interest-only strips. Interest accretion of $17.9 million was earned in the nine-month period ended March 31, 2001, compared to $11.9 million in the nine months ended March 31, 2000. The increase reflects the growth in the balance of our interest-only strips of $118.4 million, or 45.6%, to $377.2 million at March 31, 2001 from $258.8 million at March 31, 2000. In addition, cash flows for the nine months ended March 31, 2001 from interest-only strips increased $22.6 million, or 65.5%, from the same period of fiscal 2000 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels.

         We use a prospective approach to estimate interest accretion. Periodically, we update estimates of residual cash flow from our securitizations. When it is probable that there is a favorable change in estimated residual cash flow from the cash flow previously projected, we recognize a greater percentage of estimated interest accretion earned by the securitization. Any change in value of the underlying interest-only strip could impact our current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows. See "--Securitization Accounting Considerations" for additional discussion.

         Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans and leases less amortization of the servicing rights assets that are recorded at the time loans and leases are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the nine months ended March 31, 2001, servicing income increased $0.9 million, or 25.4%, to $4.3 million from $3.4 million for the nine months ended March 31, 2000. The increase was due to an increase in the size of the managed portfolio from $1.7 billion at March 31, 2000 to $2.4 billion at March 31, 2001.

         The following table summarizes the components of servicing income for the nine-month periods ended March 31, 2001 and 2000 (in thousands):

                                                         Nine Months
                                                        Ended March 31,
                                                 ----------------------------
                                                    2001              2000
                                                 ----------------------------
Contractual and ancillary fees.............      $   17,684        $   11,980
Amortization of servicing rights...........         (13,406)           (8,568)
                                                 ----------        ----------
                                                 $    4,278        $    3,412
                                                 ==========        ==========

         Amortization of the servicing rights asset for securitized loans and leases is calculated individually for each securitized pool and is recognized in proportion to, and over the period of estimated future servicing income on that particular pool of loans and leases. We perform a valuation analysis of servicing rights on a quarterly basis to determine the fair value of our servicing rights. If our valuation analysis indicates the carrying value of servicing rights are not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance would be required. To date, our valuation analysis has not indicated any impairment, other than a $0.7 million write down recorded in the fourth quarter of fiscal 2000, and no valuation allowance has been required. Impairment is measured as the excess of carrying value over fair value.

         Total Expenses. Total expenses increased $45.7 million, or 62.2%, to $119.2 million for the nine months ended March 31, 2001 compared to $73.5 million for the nine months ended March 31, 2000. As described in more detail below, this increase was a result of increased interest expense attributable to the sale of subordinated debt, increases in employee related costs, and an increase in general and administrative expense.

         Interest Expense. During the first nine months of fiscal 2001 interest expense increased $14.8 million, or 56.7%, to $41.0 million from $26.2 million for the nine months ended March 31, 2000. Average subordinated debt outstanding during the nine months ended March 31, 2001 was $427.8 compared to $260.0 during the nine months ended March 31, 2000. Average interest rates paid on subordinated debt outstanding increased to 10.93% during the nine months ended March 31, 2001 from 9.67% during the nine months ended March 31, 2000.

         Rates offered on subordinated debt increased in fiscal 2001 in response to increases in rates paid by competitors on their subordinated debt products, and to enhance our ability to attract additional funds.

         The increase in interest expense related to subordinated debt was partially offset by the impact of a decrease in the average outstanding balances under warehouse lines of credit. The average outstanding balances under warehouse lines of credit were $54.2 million during the nine months ended March 31, 2001, compared to $110.5 million during the nine months ended March 31, 2000. This decrease was due to the increased utilization of proceeds from the sale of subordinated debt to fund loan originations and greater utilization of off-balance sheet facilities. Borrowings under warehouse lines of credit are secured by mortgage loans and represent advances of cash to us, usually at 98% of the principal amount of the mortgage loan used as collateral. These borrowings are for a limited duration, generally no more than 270 days, pending the ultimate sale of the mortgage loans through securitization or whole loan sale, either of which will generate the proceeds necessary to retire the borrowing.

         Provision for Credit Losses. The provision for credit losses on portfolio loans and leases for the nine months ended March 31, 2001 increased $1.6 million, to $2.6 million as compared to $1.0 million for the nine months ended March 31, 2000. The increase in the provision for credit losses was primarily due to higher loan charge-offs and an increase in loans and leases available for sale.

         The following tables summarize the changes in the allowance for credit losses by loan and lease type for the three-month and nine-month periods ended March 31, 2001 and 2000 (in thousands):

                                                 Business
                                                  Purpose     Home Equity    Equipment
                                                   Loans         Loans        Leases          Total
                                                 --------     -----------    ---------     ------------
Nine Months Ended March 31, 2001
--------------------------------
Balance at beginning of period...........        $   462       $    507      $    320        $  1,289
Provision for credit losses..............            748            883           994           2,625
(Charge-offs) recoveries, net............           (749)          (487)         (905)         (2,141)
                                                 -------       --------      --------        --------
Balance at end of period.................        $   461       $    903      $    409        $  1,773
                                                 =======       ========      ========        ========

                                                 Business
                                                  Purpose     Home Equity    Equipment
Nine Months Ended March 31, 2000                   Loans         Loans        Leases          Total
--------------------------------                 --------     -----------    ---------     ------------
Balance at beginning of period...........        $    26       $    243      $    433        $    702
Provision for credit losses..............            192             (1)          849           1,040
(Charge-offs) recoveries, net............           (173)           (94)       (1,006)         (1,273)
                                                 -------       --------      --------        --------
Balance at end of period.................        $    45       $    148      $    276        $    469
                                                 =======       ========      ========        ========

         The increase in charge-offs was primarily attributable to an increase in the number of foreclosures on loans, moving them from non-accrual status where reserves have been established, to real estate owned, where the assets are carried at the lower of cost basis or fair value less estimated costs to sell.

         Additionally, loan repurchases from securitization trusts increased mainly due to an increase in the size of our managed portfolio, real estate owned and delinquencies. While we are under no obligation to do so, at times we elect to repurchase some foreclosed and delinquent loans from the securitization trusts. Under the terms of the securitization agreements, repurchases are permitted only for foreclosed and delinquent loans and the purchase prices are at the loans' outstanding contractual balance. Under the terms of the trust agreements, a foreclosed loan is one where we as servicer have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 30 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase must be 90 days or more delinquent and the subject of completed foreclosure proceedings, or where a completed foreclosure is imminent. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flow from securitization trusts. The related charge-offs on these repurchased loans are included in our provision for credit losses in the period of charge-off. Our ability to repurchase these loans does not disqualify us for sale accounting under SFAS No. 125 and other relevant accounting literature because we are not required to repurchase any loan and our ability to repurchase a loan is limited.

         The following table summarizes the principal balances of loans we have repurchased from the mortgage loan securitization trusts for the nine months ended March 31, 2001 and the three years ended June 30, 2000, 1999 and 1998. All loans were repurchased at the contractual outstanding balances at the time of repurchase. Mortgage loan securitization trusts are listed only if loan repurchases have occurred.

      Summary of Loans Repurchased from Mortgage Loan Securitization Trusts
                             (dollars in thousands)

                                            2000-3      2000-2      2000-1     1999-3     1999-1      1998-4       1998-3
                                            ------      ------      ------     ------     ------      ------       ------
Nine  Months Ended March 31, 2001:
   Business loans                           $   --      $   --      $   --     $   --     $   --      $   --      $   679
   Home equity loans                            88         330          --         --         --         154        3,106
                                            ------      ------      ------     ------     ------      ------      -------
      Total                                 $   88      $  330      $   --     $   --     $   --      $  154      $ 3,785
                                            ======      ======      ======     ======     ======      ======      =======
   Number of loans repurchased                   1           2          --         --         --           2           35
Year Ended June 30, 2000:
   Business loans                           $   --      $   --      $   --     $  101     $   --      $   --      $    --
   Home equity loans                            --          --         167         --         --         363          106
                                            ------      ------      ------     ------     ------      ------      -------
     Total                                  $   --      $   --      $  167     $  101     $   --      $  363      $   106
                                            ======      ======      ======     ======     ======      ======      =======
   Number of loans repurchased                  --          --           3          1         --           3            1
Year Ended June 30, 1999:
   Business loans                           $   --      $   --      $   --     $   --     $   --      $   --      $    --
   Home equity loans                            --          --          --         --         35          15          311
                                            ------      ------      ------     ------     ------      ------      -------
     Total                                  $   --      $   --      $   --     $   --     $   35      $   15      $   311
                                            ======      ======      ======     ======     ======      ======      =======
   Number of loans repurchased                  --          --          --         --          1           1            2


(Continued)                                 1998-2      1998-1      1997-2     1997-1     1996-2      1996-1        Total
                                            ------      ------      ------     ------     ------      ------      -------
Nine Months Ended March 31, 2001:
   Business loans                           $  215      $  168      $1,288     $   --     $  100      $  250      $ 2,700
   Home equity loans                           398       1,497       1,306         --         --          --        6,879
                                            ------      ------      ------     ------     ------      ------      -------
      Total                                 $  613      $1,665      $2,594     $   --     $  100      $  250      $ 9,579
                                            ======      ======      ======     ======     ======      ======      =======
   Number of loans repurchased                   6          23          21         --          2           3           95
Year Ended June 30, 2000:
   Business loans                           $  827      $   --      $  153     $2,441     $  337      $  259      $ 4,118
   Home equity loans                         2,588         165          84      1,123        114          --        4,710
                                            ------      ------      ------     ------     ------      ------      -------
     Total                                  $3,415      $  165      $  237     $3,564     $  451      $  259      $ 8,828
                                            ======      ======      ======     ======     ======      ======      =======
   Number of loans repurchased                  24           1           6         35          6           1           81
Year Ended June 30, 1999:
   Business loans                           $   --      $   23      $   --      $  51     $   --      $   --      $    74
   Home equity loans                            --         277         265        344         --          25        1,272
                                            ------      ------      ------     ------     ------      ------      -------
     Total                                  $   --      $  300      $  265     $  395     $   --      $   25      $ 1,346
                                            ======      ======      ======     ======     ======      ======      =======
   Number of loans repurchased                  --           4           4          6         --           1           19
Year Ended June 30, 1998:
   Business loans                           $   --      $   --      $   --     $   33     $  264      $   --      $   297
   Home equity loans                            --          --          --         57        144          --          201
                                            ------      ------      ------     ------     ------      ------      -------
     Total                                  $   --      $   --      $   --     $   90     $  408      $   --      $   498
                                            ======      ======      ======     ======     ======      ======      =======
   Number of loans repurchased                  --          --          --          2          2          --            4

         An allowance for credit losses for available for sale loans and leases is maintained primarily to account for loans and leases that are delinquent and are expected to be ineligible for sale into a future securitization. The allowance is calculated based upon management's estimate of the expected collectibility of loans and leases outstanding based upon a variety of factors, including but not limited to, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers ability to repay, and collateral considerations. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required. The allowance for credit losses was $1.8 million, or 2.5% of gross receivables, at March 31, 2001 compared to $1.3 million, or 2.8% of gross receivables, at June 30, 2000.

         Employee Related Costs. For the nine months ended March 31, 2001 employee related costs increased to $21.3 million from $7.3 million for the nine months ended March 31, 2000. The increase was primarily attributable to a shift in the number of employees directly involved with the loan origination process into areas of loan servicing and support related to the growth in our total managed portfolio. This shift and efficiencies and productivity gains achieved in our loan origination business have resulted in a reduction in the amount of employee related costs which were deferred and capitalized in accordance with SFAS No. 91.

         SFAS No. 91 requires that certain direct loan origination costs related to the time spent successfully originating loans be deferred and recorded as an addition to the cost basis of loans originated. These costs are then recognized as a reduction of the gain on sale recorded at the time loans are securitized.

         The number of employees throughout the Company has declined by almost 25 employees from March 31, 2000 to the current level of 864 employees as of March 31, 2001. However, the number of employees involved in the loan origination process has declined by approximately 70 employees over the same period of time. Because of efficiencies and productivity gains achieved in certain aspects of our loan origination business, we have reviewed and revised our estimates of the direct costs related to time spent successfully originating loans and have lowered the amounts of employee related costs we defer and capitalize. The efficiencies in our loan origination processes have come mainly from the development of technology that is now utilized to streamline certain loan origination procedures. Our development of automatic loan structuring technology provides the capability to loan officers to present potential borrowers with an array of loan options in a shorter time. Previously, the development of customized options for the borrower was a labor-intensive manual effort. In addition, our integrated loan documentation technology now allows us to save significant time preparing loan documentation, including ensuring compliance with various state and local regulations and requirements. Additionally, we have restructured our commission incentive plans for those involved in the loan origination process. These changes have resulted in significant savings in the costs of originating loans which is not readily visible in our period to period comparative expense because many of these costs were previously deferred and capitalized. The savings in employee related costs we were able to achieve in the loan origination areas has been dedicated to other activities of the Company which are not eligible to be deferred in accordance with SFAS No. 91, and therefore are being recognized as expense in the period incurred.

         Sales and Marketing Expenses. For the nine months ended March 31, 2001, sales and marketing expenses decreased $2.0 million, or 10.1%, to $17.9 million from $19.9 million for the nine months ended March 31, 2000. Expenses for direct mail advertising increased $4.6 million for the nine months ended March 31, 2001 compared to the prior year nine-month period due to increased use of targeted direct mail programs for our loan products. These targeted programs are considered to be more cost effective than the television and radio advertising campaigns utilized into the second quarter of fiscal 2000. Television and radio advertising costs decreased by $3.6 million in the first nine months of fiscal 2001 compared to the prior year nine-month period. Subject to market conditions, we plan to selectively increase the funding for advertising in markets where we believe we can generate significant additional increases in loan originations.

         General and Administrative Expenses. For the nine months ended March 31, 2001, general and administrative expenses increased $17.3 million, to $36.3 million from $19.0 million for the nine months ended March 31, 2000. The increases for both periods were primarily attributable to increases associated with servicing and collection of our larger managed portfolio including expenses associated with REO and delinquent loans, and the continued building of support area infrastructure and Internet capabilities.

Year Ended June 30, 2000 Compared to Year Ended June 30, 1999

         Total Revenues. Total revenues increased $44.2 million, or 51.2%, to $130.6 million for fiscal 2000 from $86.4 million for fiscal 1999. Growth in total revenues was the result of increases in gains on securitizations of mortgage loans, increases in interest accretion earned on our interest-only strips, increases in interest and fees on loans originated, and increases in servicing income due to the growth of the total managed portfolio.

         Gain on Sale of Loans and Leases. Gains of $90.4 million were recorded on the securitization of $1.0 billion of loans for fiscal 2000. This represented an increase of $25.9 million, or 40.1%, over gains of $64.5 million recorded on securitizations of $777.5 million of loans and leases for fiscal 1999.

         The increase in securitization gains for the year ended June 30, 2000 was primarily due to the higher volume of loans securitized. The securitization gain as a percentage of mortgage loans securitized, 9.0% for fiscal 2000, was down slightly from 9.1% on mortgage loans securitized for fiscal 1999. Including less profitable lease securitizations in fiscal 1999, the securitization gain percentage was 8.3% for that year. The decrease in the mortgage loan securitization gain percentage for fiscal 2000 was due to a reduction in the spread between the average pass-through rate paid to investors, increases in the credit loss assumptions beginning with the 1999-4 mortgage loan securitization, an increase in the discount rate used in the 2000-2 mortgage loan securitization and the impact of the January 1, 1999 adoption of SFAS No. 134, "Accounting for Mortgage Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." See "--Securitization Accounting Considerations" for more information on the calculation of securitization gains, the average coupons on loans securitized, pass-through rates paid to investors and credit loss assumptions. The impact of SFAS No. 134 is discussed below. These decreases in the gain percentage for fiscal 2000 were partially offset by a higher percentage of business loans securitized and a reduction in prepayment rate assumptions as discussed below.

         The increase in the initial credit loss assumptions beginning with the 1999-4 mortgage loan securitization resulted from an increase in the percentage of second mortgage loans included in fiscal 2000 securitizations and our concerns regarding the current high levels of real estate values. As shown on the table "Summary of Selected Mortgage Loan Securitization Trust Information" in "--Securitization Accounting Considerations," the average percentage of first mortgage loans securitized declined approximately 10% from fiscal 1999 to fiscal 2000 securitizations. The current high real estate values affected our loss assumptions on recent securitizations because in the event of an economic downturn, the loan-to-value ratios of the recently originated loans could be understated. Both of these factors increase the potential that the underlying real estate collateral would not be sufficient to satisfy the loan if a foreclosure was required. We believe these factors may limit our ability in recent securitizations to maintain the credit loss experience realized in prior securitizations. Actual credit loss experience for securitizations prior to the 1999-4 mortgage loan securitization continues to support the initial credit loss assumptions for those securitizations.

         The unfavorable impacts of the reduction in spread for fiscal 2000, increases in credit loss assumptions beginning with the 1999-4 mortgage loan securitization, and the impact SFAS No. 134 were partially offset by the following factors:

         o A higher percentage of business loans securitized. For fiscal 2000, business loans securitized, which have a higher coupon than home equity loans, represented 10.4% of total loans and leases securitized, compared to 9.2% of total loans and leases securitized for fiscal 1999. The higher percentage of business loans resulted in an increased value of the interest-only strips generated from the pool of securitized loans.

         o A reduction in the annual prepayment rate assumption on business loans and an increase in the length of the prepayment ramp period for home equity loans. Due to increases in the volume of loans originated with prepayment fees, we have reduced the annual prepayment rate assumption on business loans and lengthened the prepayment ramp period for home equity loans for mortgage loan securitizations beginning with the 1999-1 securitization. Reducing the annual prepayment assumption and lengthening the prepayment ramp period is supported by our experience with loans having prepayment fees that fewer borrowers will prepay, and those prepaying will do so more slowly. See "--Securitization Accounting Considerations" for a comparison of the prepayment assumptions used in our valuation of interest-only strips and servicing rights to actual historical experience.

         SFAS No. 134 requires that, after the securitization of a mortgage loan held for sale, an entity classify the resulting mortgage-backed security or other retained interests based on its ability and intent to hold or sell those investments. In accordance with the provisions of SFAS No. 134, as of January 1, 1999, we reclassified our interest-only strips from trading securities to available for sale securities. As available for sale securities, the difference on the date of securitization between the fair value of an interest-only strip and its allocated cost is recorded in stockholders' equity and reported as a component of comprehensive income. Fair value adjustments of $3.5 million pre-tax were recorded as a component of comprehensive income for fiscal 2000. In the first six months of fiscal 1999, which was prior to the adoption of SFAS No. 134 and the resulting reclassification from trading securities to available for sale securities, all differences on the date of securitization between fair value and allocated cost of interest-only strips were recognized in securitization gains. In the third and fourth quarters of fiscal 1999 and 2000, fair value differences were recognized as a component of comprehensive income. The adoption of SFAS No. 134 did not have a material effect on our financial condition.

         Interest and Fee Income. Interest and fee income for fiscal 2000 increased $2.8 million, or 17.2%, to $19.4 million from $16.6 million for fiscal 1999. Interest and fee income consists primarily of interest income earned on available for sale loans and leases, premiums earned on whole loan sales and other ancillary fees collected in connection with loan and lease originations.

         Interest income remained relatively consistent at $7.2 million for fiscal 2000 from $7.3 million for fiscal 1999. Fee income increased $2.9 million, or 31.9%, to $12.2 million from $9.2 million for fiscal 1999. The increase in fee income for fiscal 2000 was the result of increases in the volume of loans originated during the period. Loan origination related fees which are mainly comprised of application fees and other fees collected in connection with the loan approval and closing process increased $3.3 million, or 57.0%, for fiscal 2000 from fiscal 1999 mainly due to a 29.6% increase in loan originations in fiscal 2000 from fiscal 1999.

         Included in fee income are premiums earned on whole loan sales. Premiums on whole loan sales decreased 24.4% to $1.7 million for fiscal 2000, from $2.3 million for fiscal 1999. The decrease in premium income was due to a decline in the average premium earned on whole loan sales from 2.2% in fiscal 1999 to 1.4% in the current year, and a decrease in the volume of whole loan sales from $105.8 million for fiscal 1999, to $102.7 million for fiscal 2000.

         Interest Accretion on Interest-Only Strips. Interest accretion represents the yield component of cash flows received on interest-only strips. Interest accretion of $16.6 million was recorded for fiscal 2000 and $2.0 million was recorded for fiscal 1999.

         The increase in interest accretion was affected by two factors. First, the increase reflects growth of $94.4 million, or 69.6% in the average balance of interest-only strips from $135.5 million for fiscal 1999 to $229.9 million for fiscal 2000 and growth in cash flow received from interest-only strips. Second, cash flows received on interest-only strips were $49.5 million for fiscal 2000 compared to $32.9 million for fiscal 1999. As of June 30, 1998, only one of our existing securitizations had satisfied its final target overcollateralization requirement and was generating residual cash flow. As of June 30, 1999, five securitizations had met final overcollateralization requirements and as of June 30, 2000, nine securitizations had met final overcollateralization requirements. Meeting these final targets as well as the fact that our more recent securitizations were much larger resulted in a significant increase in cash flow to us from fiscal 1998 to the present.

         Prior to the fourth quarter of fiscal 1999, residual cash flows to us were limited due to the lack of maturity of the securitizations underlying our interest-only strips. As described above, as the securitizations matured, meaning that the final overcollateralization requirements were met, we received cash flow from a greater number of securitizations. During the period prior to receiving significant cash flow from the securitizations, we recognized only a portion of the estimated interest accretion earned on our interest-only strips. This methodology reflected our uncertainty as to the timing and quantity of future residual cash flow. Our estimate of the amount of interest accretion to be recognized did not change until we received expected cash flow for a sustained period of time. By the last quarter of fiscal 1999, more experience with the securitization pools was acquired and on a gradual basis more securitizations were performing as expected in meeting their final targets. At that time, we were realizing consistent cash flow and based on this historical experience, we recognized a greater percentage of the estimated interest accretion earned by the securitizations. By the end of the first quarter of fiscal 2000, as an even greater number of securitizations were meeting final targets, again, based on the sustained performance of the securitizations, we increased the percentage of estimated interest accretion recognized. These increases reflected our increased certainty as to the amount of ongoing residual cash flow to be received from the securitization trusts. Throughout fiscal 2000, the interest accretion recognized by quarter as a percentage of cash flow from the securitization trusts has remained stable.

         Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans and leases less amortization of the servicing rights that are recorded at the time loans and leases are securitized. Ancillary fees include prepayment fees, late fees and other servicing compensation. For fiscal 2000, servicing income increased $0.9 million, or 27.6%, to $4.2 million, from $3.3 million for fiscal 1999. A servicing rights write down of $0.7 million was recorded in fiscal 2000 to reflect the impact of adjustments to prepayment assumptions on earlier mortgage loan securitizations to reflect actual prepayment experience.

         The following table summarizes the components of servicing income for the years ended June 30, 2000 and 1999 (in millions):

                                                         Year Ended June 30,
                                                       ----------------------
                                                         2000         1999
                                                       --------      -------
Contractual and ancillary fees.................        $   17.1      $   8.8
Amortization of servicing rights...............           (12.2)        (5.5)
Servicing rights write down....................            (0.7)          --
                                                       --------      -------
Net servicing income...........................        $    4.2      $   3.3
                                                       ========      =======

         As an annualized percentage of the average managed portfolio, servicing income before the fiscal 2000 servicing rights write down was 0.33% compared to 0.39% for 1999. The decrease resulted from a lower percentage of loans prepaying in fiscal 2000. In fiscal 2000, prepayment fees collected as a percentage of the average managed portfolio were 0.26% compared to 0.39% for fiscal 1999.

         To date, our periodic valuation analysis has not indicated any impairment other than the $0.7 million write down recorded in fiscal 2000 and no valuation allowance has been required. Impairment is measured as the excess of carrying value over fair value.

         Total Expenses. For fiscal 2000, total expenses increased $55.7 million, or 86.3%, to $120.3 million from $64.6 million for fiscal 1999. As described in more detail below, this increase was a result of increased interest expense attributable to the sale of subordinated debt and borrowings used to fund loan and lease originations and increases in employee related costs, sales and marketing, and general and administrative expenses related to growth in loan originations, the growth of the total managed portfolio and the continued building of support area infrastructure and Internet capabilities. In addition a write down of our interest-only strips of $12.6 million was recorded primarily as a result of an increase from 11% to 13% in the discount rate used to value our interest-only strips.

         Interest Expense. For the year ended June 30, 2000, interest expense increased $15.7 million, or 70.0%, to $38.1 million from $22.4 million for fiscal 1999. The increase was attributable to an increase in the amount of subordinated debt outstanding during fiscal 2000, the proceeds of which were used to fund loan originations, operating activities, repayments of maturing subordinated debt and investments in systems technology and Internet capabilities required to position us for future growth. Average subordinated debt outstanding during fiscal 2000 was $286.6 million compared to $156.6 million during fiscal 1999. Average interest rates paid on subordinated debt outstanding increased to 10.14% during fiscal 2000 from 9.32% during fiscal 1999. Rates offered on subordinated debt increased in response to general increases in market rates and to attract funds with a longer average maturity.

         The average outstanding balances under warehouse and other lines of credit were $102.7 million during fiscal 2000, compared to $102.6 million during fiscal 1999. In fiscal 2000, we increased the utilization of proceeds from the sale of subordinated debt to fund loan originations thereby maintaining a comparable average warehouse line of credit balance while increasing loan originations. Borrowings under warehouse lines of credit are secured by mortgage loans and represent advances of cash to us, usually at 98% of the principal amount of the mortgage loan used as collateral. These borrowings are for a limited duration, generally no more than 270 days, pending the ultimate sale of the mortgage loans through securitization or whole loan sale, either of which will generate the proceeds necessary to retire the borrowing.

         Provision for Credit Losses. The following table summarizes changes in the allowance for credit losses for the fiscal years ended June 30, 2000, 1999 and 1998 (in thousands):

                                                     Year Ended June 30,
                                         --------------------------------------
                                           2000          1999            1998
                                         --------      --------         -------
Balance at beginning of  period........  $    702      $    881         $   338
Acquired through acquisition...........        --            --             719
Provision for credit losses............     2,045           928             491
(Charge-offs) recoveries, net..........    (1,458)       (1,107)           (667)
                                         --------      --------         -------
Balance at end of period...............  $  1,289      $    702         $   881
                                         ========      ========         =======

         The following table summarizes net charge-off experience by loan type for the fiscal years ended June 30, 2000, 1999 and 1998 (in thousands):

                                                        Year Ended June 30,
                                                   ---------------------------
                                                     2000       1999      1998
                                                   -------    -------    -----
Business purpose loans.........................    $   225    $   301    $ 138
Home equity loans..............................         85        486       --
Equipment leases...............................      1,148        320      529
                                                   -------    -------    -----
Total..........................................    $ 1,458    $ 1,107    $ 667
                                                   =======    =======    =====

         The increase in charge-offs for fiscal 2000 related to a deterioration in our lease portfolio. The increase in charge-offs for fiscal 1999 related to the growth in the total managed portfolio, which increased 110.4% from $559.4 million as of June 30, 1998 to $1.2 billion as of June 30, 1999, and to loans repurchased from our securitization trusts. While we are under no obligation to do so, at times we elect to repurchase some foreclosed and delinquent loans from the securitization trusts. Under the terms of the securitization agreements, repurchases are permitted only for foreclosed and delinquent loans and the purchase prices are at the loans' outstanding contractual balance. Under the terms of the trust agreements, a foreclosed loan is one where we as servicer have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 30 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase must be 90 days or more delinquent and are the subject of completed foreclosure proceedings, or where a completed foreclosure action is imminent. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flows from securitization trusts. The related charge-offs on these repurchased loans are included in our provision for credit losses in the period of charge-off. Our ability to repurchase these loans does not disqualify us for sale accounting under SFAS No. 125 and other relevant accounting literature because we are not required to repurchase any loan and our ability to repurchase a loan is limited.


         The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 2000 (in thousands).

                                            Business     Home
                                            Purpose     Equity      Equipment
                                             Loans       Loans        Leases      Total
                                            --------    --------    ---------    --------
Balance at beginning of period...........   $   27      $   243      $   432     $   702
Provision for credit losses..............      660          350        1,035       2,045
(Charge-offs) recoveries, net............     (225)         (85)      (1,148)     (1,458)
                                            ------      -------      -------     -------
Balance at end of period.................   $  462      $   508      $   319     $ 1,289
                                            ======      =======      =======     =======

         Employee Related Costs. For fiscal 2000, employee related costs increased $7.5 million, to $12.8 million, from $5.3 million for fiscal 1999. The increase was primarily attributable to an increase in the number of staff in the marketing, loan servicing and other business support areas to support the growth in loan originations and total managed portfolio. The number of employees was 954 at June 30, 2000 and 894 at June 30, 1999.

         Sales and Marketing Expenses. For fiscal 2000, sales and marketing expenses increased $3.5 million, or 15.9%, to $25.3 million from $21.9 million for fiscal 1999. Expenses for direct mail advertising increased $6.1 million, or 81.1%, for fiscal 2000 compared to the prior year due to increased use of targeted direct mail programs for our loan products. These targeted programs are considered to be more cost effective than the television and radio advertising campaigns utilized into the second quarter of fiscal 2000. Television and radio advertising costs decreased by $5.5 million, or 59.9%, for fiscal 2000 compared to the prior year. In addition, we increased the use of newspaper and periodical advertising by $1.2 million to generate additional sales of our loan products and subordinated debt securities. The remaining increase in sales and marketing expense was due to increased expenditures on various Internet and short-term telemarketing programs undertaken by the loan origination operations and expenditures for various corporate communications and initiatives. Subject to market conditions, we plan to selectively increase the funding for advertising in markets where we believe we can generate significant additional increases in loan originations and sales of subordinated debt securities.

         General and Administrative Expenses. For fiscal 2000, general and administrative expenses increased $15.3 million, or 108.9%, to $29.3 million from $14.0 million for fiscal 1999. The increase was primarily attributable to increases in rent, telephone, office supplies and equipment, expenses associated with real estate owned, professional fees, investments in systems and technology and other expenses incurred as a result of the previously discussed growth in loan originations, the volume of total loans and leases managed during fiscal 2000 and the continued building of support area infrastructure and Internet capabilities.

         Interest-Only Strips Fair Value Adjustment. In fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips. The write down included a charge of $11.2 million related to an increase from 11% to 13% in the discount rate used to value our interest-only strips. This change in the discount rate was considered an other than temporary fair value adjustment and was recorded as expense in fiscal 2000. The factors that lead to this other than temporary decline in fair value included:

         o Sustained increase in market interest rates through the fourth quarter of fiscal 2000;
         o Increases in the all-in cost of our mortgage loan trust investor certificates from September 1998 through June 2000;
         o Increases in the cost of funding our interest-only strips, particularly the interest rate paid on subordinated debt; and
         o Events and conditions in the mortgage lending industry and the actions by others in that industry.

         The write down also included a charge of $1.9 million for the impact of changes in one-month LIBOR deemed to be other than temporary. A portion of the certificates issued to investors by securitization trusts have floating interest rates based on one-month LIBOR plus a spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in rates paid on the floating rate certificates. The write down included a credit of $0.5 million for the net impact of adjustments made to the prepayment assumptions on mortgage loan securitizations at June 30, 2000. The fair value of our interest-only strips at June 30, 2000 was $277.9 million. See "--Securitization Accounting Considerations" for a discussion of the discount rate and prepayment assumptions. See "--Interest Rate Risk Management - Interest-Only Strips and Servicing Rights" for a discussion of the impact of one-month LIBOR.

         Provision for Income Taxes. In fiscal 2000, our effective tax rate increased to 38.0% from 35.5% in fiscal 1999 due to increased state tax liabilities. As a result of our geographic expansion, we have increased the number of states we are now doing significant business in and have increased our tax provision for additional tax liabilities in certain states.

Year Ended June 30, 1999 Compared to Year Ended June 30, 1998

         Total Revenues. Total revenues increased $27.1 million, or 45.7%, to $86.4 million for fiscal 1999 from $59.3 million for fiscal 1998. The increase was primarily attributable to increases in gains on sale of loans and leases through securitizations, increases in interest accretion on interest-only strips and servicing income.

         Gain on Sale of Loans and Leases. For fiscal 1999, gains of $64.5 million were recorded on the securitization of $777.5 million of loans and leases. This is an increase of $23.7 million, or 58.1%, over gains of $40.8 million recorded on securitizations of $384.7 million of loans and leases for fiscal 1998.

         The increase in securitization gains for fiscal 1999 was primarily due to the higher volume of loans securitized as reflected in the table above. The securitization gain as a percentage of mortgage loans securitized, 9.1% for fiscal 1999, was down from 12.3% on mortgage loans securitized for fiscal 1998. Including leases securitized, the gain percentages on loans and leases securitized for the fiscal years ended June 30, 1999 and 1998 were 8.3% and 10.6%, respectively. The decrease in the gain percentage on mortgage loans securitized for fiscal 1999 was primarily due to a reduction in the spread between the average coupon on loans securitized and the pass-through rate paid to investors, a lower percentage of business loans securitized for fiscal 1999, and the impact of the January 1, 1999 adoption of SFAS No. 134. For fiscal 1999, business loans securitized, which have a higher coupon than home equity loans, represented 10.5% of total loans securitized, compared to 16.6% of total loans securitized for fiscal 1998. The lower percentage of business loans securitized resulted in a reduced value of the interest-only strips generated from the pool of securitized loans. See "--Securitization Accounting Considerations" for more detail on average coupons on loans securitized and pass-through rates paid to investors. The impact of SFAS No. 134 is discussed below.

         The unfavorable impacts of the reduction in spread for fiscal 1999, a lower percentage of business loans securitized for fiscal 1999, and the impact of SFAS No. 134 were partially offset by a reduction in the annual prepayment rate assumption on business loans and an increase in the length of the prepayment ramp period for home equity loans. Due to increases in the volume of loans originated with prepayment fees, we have reduced the annual prepayment rate assumption on business loans and lengthened the prepayment ramp period for home equity loans for mortgage loan securitizations beginning with the 1999-1 securitization. See "--Securitization Accounting Considerations" for further explanation of the reduction in the annual prepayment rate assumption on business loans and the increase in the length of the prepayment ramp period for home equity loans.

         In accordance with the provisions of SFAS No. 134, as of January 1, 1999, we reclassified our interest-only strips from trading securities to available for sale securities. As available for sale securities, the difference on the date of securitization between the fair value of an interest-only strip and its allocated cost is recorded in stockholders' equity and reported as a component of comprehensive income. Fair value adjustments of $5.8 million pre-tax were recorded as a component of comprehensive income in the third and fourth quarters of fiscal 1999. In fiscal 1998, which was prior to the adoption of SFAS No. 134 and the resulting reclassification from trading securities to available for sale securities, all differences on the date of securitization between fair value and allocated cost of interest-only strips were recognized in securitization gains.

         Interest and Fee Income. Interest and fee income was $16.6 million for fiscal 1999, a decrease of $0.8 million, or 4.8% from fiscal 1998. Interest and fee income consisted primarily of income earned on available for sale loans and leases, premiums earned on whole loan sales and other ancillary fees collected in connection with loan and lease originations.

         Interest income decreased $3.1 million, or 29.5%, to $7.4 million for fiscal 1999 as compared to $10.5 million for fiscal 1998. This decrease was primarily attributable to a reduction in the duration of time available for sale loans accrued interest income prior to securitization and a reduction in the average coupon earned on loans and leases originated, from 11.63% in fiscal 1998 to 11.30% in fiscal 1999. The decline in the average coupon in fiscal 1999 primarily resulted from competitive pricing in the home equity lending market.

         Fee income increased $2.3 million, or 34.2%, to $9.2 million for fiscal 1999 from $6.9 million for fiscal 1998. The increase in fee income was due to an increase in ancillary fees earned in connection with increased originations. An increase in loan and lease origination related fees, which are primarily comprised of application fees and other fees collected in connection with the loan and lease approval and closing process, of $2.8 million was partially offset by a decrease in premiums on whole loan sales.

         Premiums on whole loan sales decreased 15.7% to $2.3 million for fiscal year ended June 30, 1999 from $2.7 million for fiscal year ended June 30, 1998. The decrease in premiums on whole loan sales for fiscal 1999 was due to a decrease in the average premium earned on whole loan sales. For fiscal 1998, the average premium earned on whole loan sales was 5.2% compared to 2.2% in fiscal 1999. The decrease was due to general market corrections in the whole loan sale market where purchasers of whole loans were no longer willing to pay the level of premiums previously earned. The decrease in the average premium earned was partially offset by a 105.0% increase in the volume of whole loan sales in fiscal 1999 to $105.8 million from $51.6 million during fiscal 1998.

         Interest Accretion on Interest-Only Strips. Interest accretion represents the interest component of cash flows received on interest-only strips. Interest accretion of $2.0 million was recorded for fiscal 1999 compared to $0.5 million for fiscal 1998. The increase in interest accretion reflected the growth in the average balance of interest-only strips of 111.4%, or $135.5 million for fiscal 1999 from $64.1 million for fiscal 1998 and growth in cash flow received on interest-only strips. Cash flows received on interest-only strips were $32.9 million for fiscal 1999, compared to $13.4 million for fiscal 1998. Because of the cash flow performance of the interest-only strips, we began to recognize greater amounts of accretion in the fourth quarter of fiscal 1999. See "--Year Ended June 30, 2000 Compared to Year Ended June 30, 1999" for further explanation of the increase in the amounts of accretion recognized in fiscal 1999.

         Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans and leases, less amortization of the servicing rights recorded at the time the loans and leases are securitized. Servicing income increased $2.8 million, or 597.7%, to $3.3 million for fiscal 1999, from $0.5 million for fiscal 1998. This increase resulted from the higher average total managed portfolio, which was $915.8 million during fiscal 1999 compared to $368.0 million during fiscal 1998, an increase of 148.9%. As a percentage of the average managed portfolio, servicing income increased to 0.36% for fiscal 1999, from 0.13% for fiscal 1998, as a result of the increase in the origination of loans with prepayment fees and the collection of other ancillary fees.

         Total Expenses. Total expenses increased $23.1 million, or 55.8%, to $64.6 million for fiscal 1999, from $41.4 million for fiscal 1998. As described in more detail below, this increase was primarily a result of higher interest expense attributable to sales of subordinated debt securities and borrowings used to fund loan and lease originations and increases in sales and marketing, and general and administrative expenses. These increases related to the growth in loan and lease originations, the growth in the total managed portfolio and the continued building of support area infrastructure to support the increases in originated and managed portfolios.

         Interest Expense. Interest expense increased $9.2 million, or 70.0%, to $22.4 million for fiscal 1999 from $13.2 million for the year ended June 30, 1998. The increase was attributable to an increase in the amount of subordinated debt outstanding during fiscal 1999, the proceeds of which were used to fund operating activities, repayments of maturing subordinated debt and investments in operations required to position us for future growth, and the interest costs related to greater utilization of warehouse and credit line facilities to fund loan and lease originations. Average subordinated debt outstanding during fiscal 1999 was $156.6 million compared to $85.8 million during fiscal 1998. Average interest rates paid on outstanding subordinated debt increased to 9.32% for fiscal 1999 from 9.23% for fiscal 1998 due to increases in the rates offered on subordinated debt in order to respond to general increases in market rates and to attract additional funds. The average outstanding balances under warehouse and other credit lines were $102.6 million during fiscal 1999, compared to $57.6 million during fiscal 1998.

         Provision for Credit Losses. The provision for credit losses for fiscal 1999 was $0.9 million, compared to $0.5 million for fiscal 1998. An allowance for credit losses for available for sale loans and leases is maintained primarily to account for loans and leases that are delinquent and are expected to be ineligible for sale into a future securitization. The allowance for credit losses was $0.7 million at June 30, 1999 as compared to $0.9 million at June 30, 1998.

         The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 1999 (in thousands):

                                            Business     Home
                                            Purpose     Equity      Equipment
                                             Loans       Loans        Leases      Total
                                            --------    --------    ---------    --------
Balance at beginning of period............  $   49      $   433      $   399     $   881
Provision for credit losses...............     278          296          354         928
(Charge-offs) recoveries, net.............    (301)        (486)        (320)     (1,107)
                                            ------      -------      -------     -------
Balance at end of period..................  $   26      $   243      $   433     $   702
                                            ======      =======      =======     =======

         Net charge-offs increased $0.4 million to $1.1 million in fiscal 1999 primarily due to the growth in the total managed portfolio which increased 110.4% from $559.4 million as of June 30, 1998 to $1.2 billion as of June 30, 1999 and to loans repurchased from our securitization trusts. While we are under no obligation to do so, we elect to repurchase some foreclosed and delinquent loans from the securitization trusts. Under the terms of the securitization agreements, repurchases are permitted only for foreclosed and delinquent loans and the purchase prices are at the loans' outstanding contractual balance. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flows from securitization trusts. The related charge-offs on these repurchased loans are included in our provision for credit losses in the period of charge-off.

         Employee Related Costs. Employee related costs increased $0.3 million, or 5.7%, to $5.3 million for fiscal 1999 from $5.0 million for fiscal 1998. The increase was primarily the result of additions to staff in support of the increased marketing efforts, loan and lease originations and servicing activities. The number of employees at June 30, 1999 and 1998 were 894 and 638, respectively.

         Sales and Marketing Expenses. Sales and marketing expenses increased $7.7 million, or 54.2%, to $21.9 million for fiscal 1999 from $14.2 million for fiscal 1998. The increases were primarily attributable to targeted television and radio advertising related to home equity loans and advertising costs resulting from increased newspaper and direct mail advertising related to sales of subordinated debt and loan products.

         General and Administrative Expenses. General and administrative expenses increased $5.5 million, or 64.7%, to $14.0 million for fiscal 1999 from $8.5 million for fiscal 1998. The increase was primarily attributable to increases in rent, telephone, office expenses, professional fees and other expenses incurred as a result of previously discussed increases in loan and lease originations and in the volume of total loans and leases managed during fiscal 1999 and the continued building of support area infrastructure to support the increases in originations and the total managed portfolio.

         Income Taxes. Income taxes increased $1.4 million, or 20.6%, to $7.8 million for fiscal 1999 from $6.4 million for fiscal 1998 due to an increase in income before income taxes. The effective tax rate for fiscal 1999 was 35.5%, compared to 36% for fiscal 1998.

Financial Condition
                            Balance Sheet Information
                      (in thousands, except per share data)

                                                                                          June 30,
                                                          March 31,      ----------------------------------------
                                                            2001            2000            1999           1998
                                                          ---------      ---------        --------       --------
Cash and cash equivalents............................     $ 62,621       $  69,751        $ 22,395       $  4,486
Loan and lease receivables, net:
   Available for sale................................       69,153          44,132          33,776         62,382
   Other.............................................       16,629          13,002           6,863          4,096
Interest-only strips.................................      377,190         277,872         178,218         95,913
Servicing rights.....................................       96,641          74,919          43,210         18,472
Receivable for sold loans and leases.................        8,580          51,283          66,086          2,377
Total assets.........................................      693,194         592,668         396,301        226,551

Subordinated debt....................................      482,263         390,676         211,652        112,182
Warehouse lines and other notes payable..............       38,986          50,842          58,691         32,403
Total liabilities....................................      622,425         530,553         338,055        183,809
Total stockholders' equity...........................       70,769          62,115          58,246         42,742

Book value per common share..........................     $  24.21       $   18.69        $  16.24       $  11.55
Debt to tangible equity(a)(d)........................        11.4x           11.6x            7.8x           6.9x
Adjusted debt to tangible equity (b)(d)..............         9.0x            8.3x            7.0x           5.3x
Subordinated debt to tangible equity(d)..............         8.8x            8.6x            4.9x           4.2x
Interest-only strips to adjusted
   tangible equity (c)(d)............................         3.2x            2.6x            2.5x           2.2x

-----------------------------
(a)  Total liabilities to tangible equity.
(b)  Total liabilities less cash and secured borrowings to tangible equity.
(c) Interest-only strips less overcollateralization interests to tangible equity plus subordinated debt with a remaining maturity greater than five years.
(d)  Tangible equity is calculated as total stockholders' equity less goodwill.

March 31, 2001 Compared to June 30, 2000

         Total assets increased $100.5 million, or 17.0%, to $693.2 million at March 31, 2001 from $592.7 million at June 30, 2000 primarily due to increases in loans and leases available for sale, interest-only strips and servicing rights.

         Loans and leases available for sale increased $25.0 million, or 56.7%, to $69.1 million from $44.1 million due to the origination of $873.8 million and the securitization and whole loan sales of $854.4 million during the nine months ended March 31, 2001.

         Activity of our interest-only strips for the nine months ended March 31, 2001 and 2000 were as follows (in thousands):

                                                                              March 31,
                                                                       ---------------------
                                                                          2001        2000
                                                                       ---------   ---------
 Balance at beginning of period....................................    $ 277,872   $ 178,218
 Initial recognition of interest-only strips, including initial
    overcollateralization of $341 and $7,342.......................       95,875      81,917
 Required purchases of additional overcollateralization............       31,726      20,710
 Interest accretion................................................       17,857      11,902
 Cash flow from interest-only strips...............................      (57,039)    (34,474)
 Net adjustments to fair value.....................................       10,899         499
                                                                       ---------   ---------
 Balance at end of period..........................................    $ 377,190   $ 258,772
                                                                       =========   =========

         The following table summarizes the purchases of overcollateralization by trust for the nine months ended March 31, 2001 and years ended June 30, 2000, 1999 and 1998. See "--Securitization Accounting Considerations" for a discussion of overcollateralization requirements.

     Summary of Mortgage Loan Securitization Overcollateralization Purchases
                             (dollars in thousands)

                                           Off-
                                         Balance
                                          Sheet
                                        Facilities   2000-4   2000-3   2000-2   2000-1   1999-4   1999-3   1999-2   Other   Total
                                        ----------   ------   ------   ------   ------   ------   ------   ------   -----   -----
Nine Months Ended March 31, 2001:
Initial overcollateralization.........    $ (270)   $    --  $    --  $   611  $    --  $    --  $    --  $    --   $  --  $    341
Required purchases of additional
   overcollateralization..............        --      3,514    2,887    7,647    5,681    5,809    3,724    2,316     148    31,726
                                          ------    -------  -------  -------  -------  -------  -------  -------   -----  --------
   Total..............................    $ (270)   $ 3,514  $ 2,887  $ 8,258  $ 5,681  $ 5,809  $ 3,724  $ 2,316   $ 148  $ 32,067
                                          ======    =======  =======  =======  =======  =======  =======  =======   =====  ========

                                           Off-
                                         Balance
                                          Sheet
                                        Facilities   2000-2   2000-1   1999-4   1999-3   1999-2   1999-1   1998-4    1998-3   Total
                                        ----------   ------   ------   ------   ------   ------   ------   ------    ------   -----
Year Ended June 30, 2000:
Initial overcollateralization.........    $ 2,909   $ 2,114  $ 1,776  $ 2,222  $ 2,211  $    --  $    --  $    --   $    -- $ 11,232
Required purchases of additional
   overcollateralization..............         --        --    2,303    4,040    5,125    7,585    6,601    1,348     2,923   29,925
                                          -------   -------  -------  -------  -------  -------  -------  -------   ------- --------
   Total..............................    $ 2,909   $ 2,114  $ 4,079  $ 6,262  $ 7,336  $ 7,585  $ 6,601  $ 1,348   $ 2,923 $ 41,157
                                          =======   =======  =======  =======  =======  =======  =======  =======   ======= ========

                                         1999-2     1999-1     1998-4     1998-3     1998-2     1998-1     1997-2      Total
                                        -------    -------    -------    -------    -------    -------    -------    --------
Year Ended June 30, 1999:
Initial overcollateralization.........  $ 1,100    $   925    $   800    $ 2,000    $    --    $    --    $    --    $  4,825
Required purchases of additional
   overcollateralization..............       --      1,724      1,852      5,076      4,307      2,267      1,456      16,682
                                        -------    -------    -------    -------    -------    -------    -------    --------
   Total..............................  $ 1,100    $ 2,649    $ 2,652    $ 7,076    $ 4,307    $ 2,267    $ 1,456    $ 21,507
                                        =======    =======    =======    =======    =======    =======    =======    ========

                                         1998-2     1998-1     1997-2     1997-1     1996-2     1996-1      Total
                                        -------    -------    -------    -------    -------    -------    --------
Year Ended June 30, 1998:
Initial overcollateralization.........  $ 1,801    $ 1,575    $ 2,000    $    --    $    --    $    --    $  5,376
Required purchases of additional
   overcollateralization..............        3      1,938      3,544      2,972      1,334        170       9,961
                                        -------    -------    -------    -------    -------    -------    --------
   Total..............................  $ 1,804    $ 3,513    $ 5,544    $ 2,972    $ 1,334    $   170    $ 15,337
                                        =======    =======    =======    =======    =======    =======    ========


         Servicing rights increased $21.7 million, or 29.0%, to $96.6 million from $74.9 million at June 30, 2000, due to the recording of $35.1 million of mortgage servicing rights obtained in connection with loan securitizations, partially offset by amortization of servicing rights of $13.4 million for the nine months ended March 31, 2001.

         Total liabilities increased $91.9 million, or 17.3%, to $622.4 million from $530.5 million at June 30, 2000 due primarily to an increase in subordinated debt outstanding. For the first nine months of fiscal 2001 subordinated debt increased $91.6 million, or 23.4%, to $482.3 million due to sales of subordinated debt used to fund loan originations, operating activities, repayments of maturing subordinated debt and investments in systems and technology. Subordinated debt was 8.8 times tangible equity at March 31, 2001, compared to 8.6 times as of June 30, 2000. See "--Liquidity and Capital Resources" for further information regarding outstanding debt.

         Accounts payable and accrued expenses increased $2.2 million, or 7.1%, to $33.7 million from $31.5 million at June 30, 2000 due to an increase in accrued interest payable on subordinated debt due to the higher level of subordinated debt and higher rates paid on subordinated debt.

         Deferred income taxes increased $9.2 million, or 40.6% to $32.0 million from $22.8 million at June 30, 2000. This increase was mainly due to the structuring of our first and second fiscal quarter securitizations as debt for tax transactions. As debt for tax transactions, the tax liability on securitization gains is deferred and becomes payable in future periods as cash is received from securitization trusts. In addition, the recognition of unrealized gains in the value of our interest-only strips, which are held as available for sale, are recorded as a component of other comprehensive income, net of deferred tax. The deferred tax on these unrealized gains was $4.3 million for the nine months ended March 31, 2001.

June 30, 2000 Compared to June 30, 1999

         Total assets increased $196.4 million, or 49.6%, to $592.7 million at June 30, 2000 from $396.3 million at June 30, 1999 due primarily to increases in interest-only strips, cash and cash equivalents and servicing rights.

         Cash and cash equivalents increased $47.4 million, or 211.5% to $69.8 million at June 30, 2000 from $22.4 million at June 30, 1999 primarily due to receipts from sales of subordinated debt securities.

         Interest-only strips increased $99.7 million, or 55.9%, to $277.9 million at June 30, 2000 from $178.2 million at June 30, 1999. During fiscal 2000, $1.0 billion in loan and lease securitizations were completed resulting in the recognition of $111.7 million of interest-only strips. Activity of our interest-only strips for fiscal 2000 and 1999 were as follows (dollars in thousands):

                                                                                   2000           1999
                                                                                ---------      ---------
Balance at beginning of year ...........................................        $ 178,218      $  95,913
Initial recognition of interest-only strips, including initial
  overcollateralization of $11,232 and $4,825, respectively.............          111,714         93,175
Required purchases of additional overcollateralization..................           29,925         16,682
Interest accretion and other............................................           16,616          2,021
Cash flow from interest-only strips.....................................          (49,508)       (32,927)
Net temporary adjustments to fair value.................................            3,510          3,354
Other than temporary fair value adjustment..............................          (12,603)            --
                                                                                ---------      ---------
Balance at end of year..................................................        $ 277,872      $ 178,218
                                                                                =========      =========

         In fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips. The write down included a charge of $11.2 million related to an increase from 11% to 13% in the discount rate used to value our interest-only strips. See "--Securitization Accounting Considerations" for a discussion of the discount rate and prepayment assumptions.

         Servicing rights increased $31.7 million, or 73.4%, to $74.9 million at June 30, 2000 from $43.2 million at June 30, 1999 due primarily to the recording of $44.6 million of servicing rights obtained in connection with loan and lease securitizations, partially offset by amortization of servicing rights.

         Total liabilities increased $192.5 million, or 56.9%, to $530.6 million at June 30, 2000 from $338.1 million at June 30, 1999 due primarily to increases in subordinated debt, deferred income taxes and other liabilities. Subordinated debt increased $179.0 million, or 84.6%, to $390.7 million at June 30, 2000 due to net sales of subordinated debt securities. See "--Liquidity and Capital Resources" for further detail. Deferred income taxes increased $6.2 million, or 37.2%, to $22.8 million at June 30, 2000 due to the structuring of securitization transactions as debt for tax transactions. As debt for tax transactions, the tax liability on securitization gains is deferred and becomes payable in future periods as cash is received from securitization trusts. Accounts payable and accrued expenses increased $4.7 million, or 17.4%, to $31.5 million at June 30, 2000 primarily due to an increase in accrued interest payable on subordinated debt.

June 30, 1999 Compared to June 30, 1998

         Total assets increased $169.7 million, or 74.9%, to $396.3 million at June 30, 1999 from $226.6 million at June 30, 1998 due primarily to increases in interest-only strips and other receivables, cash and cash equivalents and servicing rights.

         Cash and cash equivalents increased $17.9 million, or 399.2% to $22.4 million at June 30, 1999 from $4.5 million at June 30, 1998 primarily due to receipts from sales of subordinated debt securities.

         Interest-only strips increased $82.3 million, or 85.8%, to $178.2 million at June 30, 1999 from $95.9 million at June 30, 1998. During fiscal 1999, $777.5 million in loan and lease securitizations were completed. A detailed analysis of the account activity for fiscal 1999 is presented above.

         Servicing rights increased $24.7 million, or 133.9%, to $43.2 million at June 30, 1999 from $18.5 million at June 30, 1998 due primarily to the recording of $30.3 million of servicing rights obtained in connection with loan and lease securitizations, partially offset by amortization of servicing rights.

         Loan and lease receivables - available for sale decreased $28.6 million, or 45.9%, at June 30, 1999, primarily due to the timing and size of fourth quarter fiscal 1999 securitizations. Mortgage loans securitized in the fourth quarter of fiscal 1999 were $220.0 million compared to $120.0 million in the fourth quarter of fiscal 1998.

         Total liabilities increased $154.3 million, or 83.9%, to $338.1 million at June 30, 1999 from $183.8 million at June 30, 1998 due primarily to increases in subordinated debt and warehouse lines and other notes payable. The increase in subordinated debt of $99.5 million, or 87.0%, was primarily attributable to net sales of subordinated debt securities. Additional borrowings of $26.3 million, net of repayments, were obtained under warehouse and line of credit facilities to fund lending and leasing activities. See "--Liquidity and Capital Resources" for further detail.

         Accounts payable and accrued expenses increased $11.3 million, or 72.4%, to $26.8 million at June 30, 1999 from $15.6 million at June 30, 1998 due to growth in lending and leasing activities resulting in larger accruals for interest expense and other operating expenses. Deferred income taxes increased $5.7 million, or 52.8%, to $16.6 million at June 30, 1999 from $10.9 million at June 30, 1998 due to timing differences in recognition of income from securitizations.

Managed Portfolio Quality

         The following table provides data concerning delinquency experience, real estate owned and loss experience for the loan and lease portfolio serviced (dollars in thousands):

                                                                                               June 30,
                                              March 31,        ------------------------------------------------------------------
                                                2001                   2000                    1999                 1998
                                       --------------------    --------------------    --------------------    ------------------
        Delinquency by Type               Amount        %        Amount         %        Amount         %       Amount        %
-------------------------------------  ----------     -----    ----------     -----    ----------     -----    --------     -----
Business Purpose Loans
Total managed portfolio..............  $  281,824              $  221,546              $  148,932              $101,250
                                       ==========              ==========              ==========              ========
Period of delinquency:
  31-60 days.........................  $    2,057      .73%    $      908      .41%    $    1,506     1.01%    $  1,236     1.22%
  61-90 days.........................       2,502      .89          1,757      .79            475      .32          928      .92
  Over 90 days.......................      16,131     5.72         11,362     5.13          8,612     5.78        3,562     3.52
                                       ----------     ----     ----------     ----     ----------     ----     --------     ----
  Total delinquencies................  $   20,690     7.34%    $   14,027     6.33%    $   10,593     7.11%    $  5,726     5.66%
                                       ==========     ====     ==========     ====     ==========     ====     ========     ====
REO..................................  $    4,353              $    1,299              $    2,881              $    611
                                       ==========              ==========              ==========              ========
Home Equity Loans
Total managed portfolio..............  $2,075,899              $1,578,038              $  858,806              $349,685
                                       ==========              ==========              ==========              ========
Period of delinquency:
  31-60 days.........................  $   10,881      .52%    $    6,596      .42%    $    4,836      .56%    $  3,726     1.08%
  61-90 days.........................      12,185      .59          5,659      .36          4,149      .48        1,022      .30
  Over 90 days.......................      40,997     1.98         27,600     1.75         15,346     1.79        3,541     1.02
                                       ----------     ----     ----------     ----     ----------     ----     --------     ----
  Total delinquencies................  $   64,063     3.09%    $   39,855     2.53%    $   24,331     2.83%    $  8,289     2.40%
                                       ==========     ====     ==========     ====     ==========     ====     ========     ====
REO  ................................  $   21,760              $   11,823              $    7,067              $    311
                                       ==========              ==========              ==========              ========
Equipment Leases
Total managed portfolio..............  $   77,792              $  118,956              $  169,180              $108,463
                                       ==========              ==========              ==========              ========
Period of delinquency:
  31-60 days.........................  $      554      .71%    $      475      .40%    $      389      .23%    $  1,000      .92%
  61-90 days.........................         215      .28            478      .40            425      .25          320      .30
  Over 90 days.......................         553      .71            992      .83          1,826     1.08        1,478     1.36
                                       ----------     ----     ----------     ----     ----------     ----     --------     ----
  Total delinquencies................  $    1,322     1.70%    $    1,945     1.63%    $    2,640     1.56%    $  2,798     2.58%
                                       ==========     ====     ==========     ====     ==========     ====     ========     ====

              Combined
-------------------------------------
Total managed portfolio..............  $2,435,515              $1,918,540              $1,176,918              $559,398
                                       ==========              ==========              ==========              ========
Period of delinquency:
  31-60 days.........................  $   13,492      .55%    $    7,979      .42%    $    6,731      .57%    $  5,962     1.07%
  61-90 days.........................      14,902      .61          7,894      .41          5,049      .43        2,270      .41
  Over 90 days.......................      57,681     2.37         39,954     2.08         25,784     2.19        8,581     1.53
                                       ----------     ----     ----------     ----     ----------     ----     --------     ----
  Total delinquencies................  $   86,075     3.53%    $   55,827     2.91%    $   37,564     3.19%    $ 16,813     3.01%
                                       ==========     ====     ==========     ====     ==========     ====     ========     ====
REO  ................................  $   26,113     1.07%    $   13,122      .68%    $    9,948      .85%    $    922      .16%
                                       ==========     ====     ==========     ====     ==========     ====     ========     ====
Losses experienced during the
  period(a)(b)
  Loans..............................  $    6,718      .43%    $    3,319      .25%    $      817      .11%    $    138      .05%
                                                      ====                    ====                    ====                  ====
  Leases.............................         942     1.05%         1,339     1.04%           320      .27%         529      .90%
                                       ----------     ====     ----------     ====     ----------     ====     --------     ====
  Total losses.......................  $    7,660      .47%    $    4,658      .31%    $    1,137      .12%    $    667      .12%
                                       ==========     ====     ==========     ====     ==========     ====     ========     ====


------------------------------
(a) Percentage based on average total managed portfolio.
(b) Losses recorded on our books were $4.3 million ($2.1 million from charge-offs through the provision for loan losses and $2.2 million for write downs of real estate owned) and losses absorbed by loan securitization trusts were $3.3 million for the nine months ended March 31, 2001. Losses recorded on our books were $2.1 million ($1.5 million from charge-offs through the provision for credit losses and $0.6 million for write downs of real estate owned) for the year ended June 30, 2000. Losses absorbed by loan securitization trusts were $2.6 million for fiscal 2000. Losses recorded on our books were $1.1 million and losses absorbed by securitization trusts were $30,000 for the year ended June 30, 1999. All losses recorded for the year ended June 30, 1998 related to loans owned by us. Losses recorded on our books include losses for loans we hold as available for sale or real estate owned and loans repurchased from securitization trusts.

         The following table summarizes key delinquency statistics related to loans, leases and real estate owned on our balance sheet and their related percentage of our available for sale portfolio (dollars in millions).

                                                                                      June 30,
                                                               March 31,   ------------------------------
                                                                 2001       2000        1999        1998
                                                               ---------   ------     --------     ------
Delinquencies held as available for sale....................   $  2.1      $  3.0      $  1.8      $  0.2
                                                                 3.0%        6.8%        5.3%        0.3%

Available for sale loans and leases in non-accrual status...   $  4.1      $  4.3      $  0.1      $  0.3
                                                                 5.7%        9.8%        0.3%        0.5%

Real estate owned on balance sheet..........................   $  3.7      $  1.7      $  0.8      $  0.7


Delinquent Loans and Leases

         Total delinquencies are comprised of loans and leases with payments past due greater than 30 days. The increase in delinquencies and delinquency percentages in the managed portfolio from June 30, 2000 was mainly due to the seasoning of the managed portfolio together with the slowing of the growth in the origination of new loans and the resulting slow down of the growth of the managed portfolio. As the managed portfolio continues to season we expect the delinquency rate to continue to increase.

         Delinquent loans and leases held as available for sale are included in total delinquencies in the "Managed Portfolio Quality" table presented above. It is our policy to suspend the accrual of interest income when a loan is contractually delinquent for 90 days or more. See "Risk Factors -- Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio which could result in a reduction in profits and impair our ability to repay the debt securities" for a discussion of risks associated with increases in delinquencies.

Real Estate Owned

         Total real estate owned is comprised of foreclosed properties and deeds acquired in lieu of foreclosure. Real estate owned is referred to as REO in this document. The increase in the balance and percentage of REO reflects the seasoning of the managed portfolio and the results of loss mitigation initiatives of quick repossession of collateral through accelerated foreclosure processes and "Cash For Keys" programs. Cash for Keys is a program utilized in select situations. When collateral values of loans support the action, a delinquent borrower may be offered a monetary payment in exchange for the deed to a property held as collateral for a loan. This process eliminates the need to initiate a formal foreclosure process, which could take many months. The increase in the balance of REO and increase in percentage from the prior quarter is mainly due to the seasoning of the managed portfolio together with the leveling of the origination of new loans and the resulting slow down of the growth of the managed portfolio, and partly due to a concerted effort by management to reduce the time a loan remains in seriously delinquent status until the sale of an REO property. Recently, additional company personnel have been dedicated to this process. The acceleration of the foreclosure process has caused a substantial increase in the balance of properties classified as REO. We are now implementing processes to decrease the cycle time in the disposition of REO properties, however, as our portfolio seasons we expect the REO balance to continue to increase.

Loss Experience

         Loss severity experience on delinquent loans generally has ranged from 5% to 15% of principal and loss severity experience on real estate owned generally has ranged from 25% to 35% of principal. Of the $7.7 million of losses experienced on our total managed portfolio in the nine months ended March 31, 2001, $4.9 million of losses were from the loan pools of five of our mortgage loan securitization trusts. The credit loss assumptions in three mortgage loan securitizations have been increased to reflect the higher level of losses experienced in those trusts. We believe the estimates of credit loss assumptions for our other mortgage loan securitizations remain reasonable. See "Securitization Accounting Considerations" for more detail on credit loss assumptions compared to actual loss experience.

Interest Rate Risk Management

         A primary market risk exposure that we face is interest rate risk. Profitability and financial performance is sensitive to changes in interest rate swap yields, U.S. Treasury yields, LIBOR (London Bank Offer Rate) yields and the spread between the effective rate of interest received on loans and leases available for sale or securitized (all fixed interest rates) and the interest rates paid pursuant to credit facilities or the pass-through rate to investors for interests issued in connection with securitizations. A substantial and sustained increase in market interest rates could adversely affect our ability to originate and purchase loans and maintain our profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on profitability and the fair value of interest rate sensitive balances (primarily loans and leases available for sale, interest-only strips, servicing rights and subordinated debt). We would address this challenge by carefully monitoring our product pricing, the actions of our competition and market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible.

         A rising rate environment could also unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by widening investor spread requirements in pricing future securitizations, increasing the levels of overcollateralization in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debt securities at favorable interest rates. In a rising interest rate environment, short-term and long-term liquidity could also be impacted by increased interest costs on all sources of borrowed funds, including the subordinated debt, and by reducing interest rate spreads on our securitized loans, which would reduce our cash flows. See "--Liquidity and Capital Resources" for a discussion of both long and short-term liquidity. "Risk Factors - A change in market interest rates may result in a reduction in our profits and impair our ability to repay the notes."

         Interest Rate Sensitivity. The following table provides information about financial instruments that are sensitive to changes in interest rates. For interest-only strips and servicing rights, the table presents projected principal cash flows utilizing assumptions including prepayment and default rates. See "--Securitization Accounting Considerations" for more information on these assumptions. For debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates (dollars in thousands):

                                                                    Amount Maturing After March 31, 2001
                                         ------------------------------------------------------------------------------------
                                          Months      Months    Months     Months     Months    There-                 Fair
                                         1 to 12     13 to 24  25 to 36   37 to 48   49 to 60   after       Total      Value
                                         --------    --------  --------   --------   --------  --------   --------   --------
Rate Sensitive Assets:
Loans and leases available for sale (a)  $ 67,123    $     34  $     38   $     43   $     49  $  1,866   $ 69,153   $ 70,163
Interest-only strips..................     48,450      72,064    67,208     63,602     52,124   184,882    488,330    377,190
Servicing rights......................     32,656      26,435    20,741     16,181     12,635    40,708    149,356     96,641
Investments held to maturity..........         59          76        87        118        299       299        938        850

Rate Sensitive Liabilities:
Fixed interest rate borrowings........   $226,592    $151,477  $ 39,206   $ 21,088   $ 15,934  $ 28,190   $482,487   $481,481
Average interest rate.................     10.73%      11.84%    11.93%     11.57%     11.66%    12.23%     11.14%
Variable interest rate borrowings.....   $ 32,463    $    969  $  1,302   $  2,050   $  1,607  $    371   $ 38,762   $ 38,762
Average interest rate.................      6.81%       6.66%     6.66%      6.66%      6.66%     6.66%      6.78%


(a) For purposes of this table, all loans and leases which qualify for securitization are reflected as maturing within twelve months, since loans and leases available for sale are generally held for less than three months prior to securitization.

         Loans and Leases Available for Sale. Gain on sale of loans may be unfavorably impacted to the extent fixed rate available for sale mortgage loans are held prior to securitization. A significant variable affecting the gain on sale of loans in a securitization is the spread between the average coupon rate on fixed rate loans, and the weighted average pass-through rate to investors for interests issued in connection with the securitization. Although the average loan coupon rate is fixed at the time the loan is originated, the pass-through rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. If market rates required by investors increase prior to securitization of the loans, the spread between the average coupon rate on the loans and the pass-through rate to investors may be reduced or eliminated, which could have a material adverse effect on our results of operations and financial condition. We estimate that each 0.1% reduction in the spread reduces the gain on sale of loans as a percentage of loans securitized by approximately 0.25%.

         From time to time derivative financial instruments are utilized in an attempt to mitigate the effect of changes in interest between the date rate commitments on loans are made and the date the fixed rate pass-through certificates to be issued by a securitization trust are priced, a period typically less than 90 days. Derivative financial instruments include futures and forward pricing on securitizations. The nature and quality of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. At the time the contract is executed, derivative contracts are specifically designated as hedges of mortgage loans, loan commitments or of our residual interests in mortgage loans in our conduit facility, which we would expect to be included in a permanent securitization at a future date. The mortgage loans, loan commitments and mortgage loans underlying residual interests in mortgage conduit pools consist of essentially similar pools of fixed rate loans and loan commitments, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed rate pass-through certificates issued by securitization trusts are generally priced to yield a spread above Eurodollars or interest rate swap yield curves with a three-year maturity. We may hedge potential rate changes in Eurodollars and interest rate swap yield curves with futures contracts on similar underlying securities. This has provided strong correlation between our hedge contracts and the ultimate pricing we will receive on the subsequent securitization. The unrealized gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in earnings as it occurs with an offsetting adjustment to the fair value of the item hedged. Cash flow related to hedging activities is reported as it occurs. The effectiveness of our hedges are continuously monitored. If correlation did not exist, the related gain or loss on the hedged item no longer would be recognized as an adjustment to income.

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation. If a derivative is a hedge, depending on the nature of the hedge designation, changes in the fair value of a derivative are either offset against the change in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately.

         SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principal of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the nine months ended March 31, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

         For the nine months ended March 31, 2001 we recorded cash losses on the fair value of derivative financial instruments of $4.3 million, which was offset by gains from the securitization of loans during the period. There were no derivative contracts or unrealized gains or losses from derivative contracts at March 31, 2001. During the nine-month period ended March 31, 2000, cash losses of $0.2 million, and cash gains of $0.3 million were incurred on hedging transactions (futures contracts), and were recognized as a component of gains on sale recorded on securitizations during the period.

         The following schedule details outstanding hedge positions at June 30, 2000. There were no outstanding hedge positions at March 31, 2001 or June 30, 1999 (in thousands):

                                             Eurodollar      Forward
                                              Futures       Treasury
                                             Contracts        Sales      Total
                                             ----------    ---------   ---------
Loans available for sale:
  Notional Amount..........................  $ 20,000      $     --    $ 20,000
  Unrealized Losses........................       (54)           --         (54)
Mortgage Conduit Facility Assets:
  Notional Amount..........................    25,000        35,000      60,000
  Unrealized Losses........................       (19)         (114)       (133)
Loan Commitments:
  Notional Amount..........................    20,000        10,000      30,000
  Unrealized Losses........................       (25)          (23)        (48)
                                             --------      --------   ---------
Total:
  Notional Amount..........................  $ 65,000      $ 45,000   $ 110,000
  Unrealized Losses........................       (98)         (137)       (235)
                                             ========      ========   =========

         In the future, we may expand the types of derivative financial instruments we use to hedge interest rate risk to include other types of derivative contracts. However, an effective interest rate risk management strategy is complex and no such strategy can completely insulate us from interest rate changes. Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. Hedging involves transaction and other costs, which could increase as the period covered by the hedging protection increases. Although it is expected that such costs would be offset by income realized from securitizations in that period or in future periods, we may be prevented from effectively hedging fixed rate loans held for sale without reducing income in current or future periods. In addition, while Eurodollar rates, interest rate swap yield curves and the pass-through rate of securitizations are generally strongly correlated, this correlation has not held in periods of financial market disruptions (e.g. the so-called Russian Crisis in the later part of 1998).

         Interest-Only Strips and Servicing Rights. A portion of the certificates issued to investors by certain securitization trusts are floating interest rate certificates based on one-month LIBOR plus a spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in rates paid on the floating rate certificates. At March 31, 2001, $154.8 million of debt issued by loan securitization trusts was floating rate debt based on LIBOR, representing 7.0% of total debt issued by mortgage loan securitization trusts. In accordance with generally accepted accounting principles, the changes in fair value are recognized as part of net adjustments to other comprehensive income, which is a component of retained earnings.

         A significant change in market interest rates could increase or decrease the level of loan prepayments, thereby changing the size of the total managed loan portfolio and the related projected cash flows. Higher than anticipated rates of loan prepayments could result in a write down of the fair value of related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment. Revaluation of our interest-only strips and servicing rights are periodically performed. As part of the revaluation process, assumptions used for prepayment rates are monitored against actual experience and adjusted if warranted. See "--Securitization Accounting Considerations" for further information regarding these assumptions.

         We attempt to minimize prepayment risk on interest-only strips and servicing rights by requiring prepayment fees on business purpose loans and home equity loans, where permitted by law. Currently, approximately 90-95% of business purpose loans and 85% of home equity loans in the total managed portfolio are subject to prepayment fees.

         The table below outlines the sensitivity of the current fair value of our interest-only strips and servicing rights to a 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. Our base prepayment, loss and discount rates are described in the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience." (dollars in millions):

Securitized Collateral Balance                         $2,359
Balance Sheet Carrying Value of Retained Interests       $473
Weighted-average collateral life (in years)               4.2

Prepay Speed Assumption Sensitivity:
Impact on Fair Value for 10% adverse Change             $15.8
Impact on Fair Value for 20% adverse Change             $29.5

Loss Rate Assumption Sensitivity:
Impact on Fair Value for 10% adverse Change              $2.2
Impact on Fair Value for 20% adverse Change              $4.4

Floating Rate Debt Assumption Sensitivity (a):
Impact on Fair Value for 10% adverse Change              $1.5
Impact on Fair Value for 20% adverse Change              $3.0

Discount Rate Assumption Sensitivity:
Impact on Fair Value for 10% adverse Change             $15.3
Impact on Fair Value for 20% adverse Change             $29.6

(a) The floating rate bonds are indexed to 1 month LIBOR plus a deal specific spread. The base 1 month LIBOR rate assumption used in this sensitivity analysis was derived from a forward yield curve.

         The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in others, which might magnify or counteract the impact of the intended change.

         The residual assets of lease securitizations represent an immaterial portion of the total residual assets and are therefore aggregated with the mortgage loans.

         Subordinated Debt. We also experience interest rate risk to the extent that as of March 31, 2001 approximately $255.9 million of our liabilities were comprised of fixed rate subordinated debt with scheduled maturities of greater than one year. To the extent that market interest rates demanded for subordinated debt increase in the future, the rates paid on replacement debt could exceed rates currently paid thereby increasing interest expense and reducing net income.

Liquidity and Capital Resources

         Because we have historically experienced negative cash flows from operations, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our operations. Our cash requirements include funding loan originations and capital expenditures, repaying existing subordinated debt, paying interest expense and operating expenses, and in connection with our securitizations, funding overcollateralization requirements and servicer obligations. At times, we have used cash to repurchase our common stock and could in the future use cash for unspecified acquisitions of related businesses or assets.

         In addition, we act as the servicer of the loans and leases securitized and in that capacity will be obligated to advance funds in some circumstances which may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans and leases. When borrowers are delinquent in making monthly payments on mortgage loans included in a securitization trust, we are required to advance interest for the delinquent loans if we deem that the advances will be ultimately recoverable. These advances require funding from our capital resources, but have priority of repayment from the succeeding month's mortgage loan payments.

         Borrowings against warehouse and credit facilities and sales into off-balance sheet facilities provide the primary funding source for loan originations. Borrowings against warehouse and other credit facilities represent cash advanced to us for a limited duration, generally no more than 270 days, and are secured by the loans. The ultimate sale of the loans through securitization or whole loan sale generates the cash proceeds necessary to repay the borrowings under these facilities. See "--Credit Facilities" below for a more detailed description of these facilities.

         Cash flow from operations and the issuance of subordinated debt fund our remaining cash requirements. We rely significantly on our ability to issue subordinated debt since our cash flow from operations is not sufficient to meet these requirements. In order to expand our businesses we have issued subordinated debt to partially fund the growth and to partially fund maturities of subordinated debt. Although we expect negative cash flow from operations to continue in the foreseeable future, we expect that our historical levels of negative cash flow from operations will decline in the future and then become positive. There can be no assurances that our projections regarding declining negative cash flow or positive cash flow will be achieved. Due to our expectation that our rate of growth in loan production will decrease, we expect the increase in our operating cash expenditures will level, then decline as we realize efficiencies in our infrastructure and our loan production channels. In addition, we expect the cash flows from our interest-only strips will increase as securitization pools mature and reach targeted overcollateralization levels. Even though our operations have expanded during the fiscal year, negative cash flow from operations was reduced by $3.8 million, or 5.0%, for the nine-months ended March 31, 2001 from the prior year nine-month period. Our cash balances are sufficient to cover approximately 28.9% of the $226.4 million of subordinated debt maturities due within one year. Cash balances were $62.6 million at March 31, 2001.

         As of March 31, 2001, $265.4 million of subordinated debt and other debt was scheduled to mature during the next twelve months. We currently expect to refinance the maturing debt through extensions of maturing debt or new debt financing and, if necessary, may retire the debt through cash flow from operations and loan sales or securitizations. We intend to continue to utilize debt financing to fund operations in the future.

         A failure to renew or obtain adequate funding under a warehouse credit facility, or other borrowings, or any substantial reduction in the size or pricing in the markets for loans, could have a material adverse effect on our results of operations and financial condition. To the extent we are not successful in maintaining or replacing existing financing, we may have to curtail loan production activities or sell loans rather than securitize them, thereby having a material adverse effect on our results of operations and financial condition.

         We continue to significantly rely on access to the asset-backed securities market through securitizations to generate cash proceeds for the repayment of borrowings under warehouse and credit facilities and to create our interest-only strips and servicing rights which will provide future cash flows. It is our expectation that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debt.

         A significant portion of our loan originations are non-conforming mortgages to subprime borrowers. Some participants in the non-conforming mortgage industry have experienced greater than anticipated losses on their securitization interest-only strips and servicing rights due to the effects of increased delinquencies, increased credit losses and increased prepayment rates. As a result, some competitors have exited the business or have recorded valuation allowances or write-downs for these conditions. Due to these circumstances, some participants experienced restricted access to capital required to fund loan originations, and have been precluded from participation in the asset-backed securitization market. However, we have maintained our ability to obtain funding and to securitize loans. Factors that have minimized the effect of adverse market conditions on our business include our ability to originate loans through established retail channels, focus on credit underwriting, assessment of prepayment fees on loans, diversification of lending in the home equity and business loan markets and the ability to raise capital through sales of subordinated debt securities pursuant to a registered public offering. Subject to economic, market and interest rate conditions, we intend to continue to transact additional securitizations for future loan originations. Any delay or impairment in our ability to securitize loans, as a result of market conditions or otherwise, could adversely affect our liquidity and results of operations.

         To a limited extent, we intend to continue to augment the interest and fee income earned on loans and leases by selling loans in whole loan sales to unrelated third parties. These transactions also create additional liquid funds available for lending activities.

         Subordinated Debt Securities. During the first nine months of fiscal 2001, we sold $91.6 million in principal amount of subordinated debt securities, net of redemptions, with maturities of up to ten years. As of March 31, 2001, $482.3 million of subordinated debt was outstanding. We registered $350.0 million of subordinated debt under a registration statement, which was declared effective by the Securities and Exchange Commission on October 30, 2000. As of March 31, 2001, $214.1 million of that debt was available for future issuance. The proceeds from sales of subordinated debt securities will be used to fund general operating and lending activities and maturities of subordinated debt. We intend to meet our obligation to repay such debt as it matures with cash flow from operations, cash flows from interest-only strips, and cash generated from additional debt financing. The utilization of funds for the repayment of such obligations should not adversely affect operations.

         Credit Facilities. The following is a description of the warehouse and line of credit facilities that are utilized to fund origination of loans and our operations. The warehouse credit agreements require that we maintain specific covenants regarding net worth, leverage and other standards. At March 31, 2001, we were in compliance with the terms of all loan covenants.


(in thousands)
                                                                                        Amount        Amount
                                                                         Amount      Utilized-on   Utilized-off
                                                                       Committed    Balance Sheet  Balance Sheet
                                                                       ---------    -------------  -------------
Revolving credit facilities:
   Mortgage funding facility, expiring July 2001 (a)...............    $ 200,000      $     na      $ 86,193
   Mortgage funding facility, expiring March 2002 (b)..............      200,000            na            --
   Warehouse revolving line of credit, expiring January 2002(c)....      200,000           279            na
   Warehouse and operating revolving line of credit, expiring
     December 2001 (d).............................................       50,000        22,740            na
   Warehouse revolving line of credit, expiring February 2002(e)...       25,000         9,367            na
                                                                       ---------      --------      --------
Total revolving credit facilities..................................      675,000        32,386        86,193
Other credit facilities and notes payable:
   Commercial paper conduit for lease production, maturity
     matches underlying leases (f).................................        7,233         6,376           857
   Other debt......................................................          224           224            na
                                                                       ---------      --------      --------
Total credit facilities............................................    $ 682,457      $ 38,986      $ 87,050
                                                                       =========      ========      ========

na - not applicable for facility

         (a) We and our subsidiaries, American Business Credit, HomeAmerican Credit, and American Business Mortgage Services established a $200.0 million mortgage funding facility which expires July 2001. The facility provides for the sale of loans into an off-balance sheet funding facility with UBS Principal Finance, LLC, an affiliate of UBS Warburg. See "--Securitization Accounting Considerations" for further discussion of the off-balance sheet features of this facility.

         (b) We and our subsidiaries, American Business Credit, HomeAmerican Credit, and American Business Mortgage Services, established a $200.0 million loan funding facility which expires in March 2002. The facility provides for the sale of loans into an off-balance sheet funding facility with Triple-A One Funding Corp., a commercial paper vehicle sponsored by MBIA Insurance Corporation. See "--Securitization Accounting Considerations" for further discussion of the off-balance sheet features of this facility.

         (c) We and our subsidiaries, American Business Credit, HomeAmerican Credit, and American Business Mortgage Services, established a $200.0 million warehouse line of credit with Morgan Stanley Dean Witter Mortgage Capital Inc., which will be used to fund on-balance sheet financing of loan receivables. The facility expires January 2002. The interest rate on the facility is based on LIBOR plus a margin. Advances under this facility are collateralized by pledged loans.

         (d) We and our subsidiaries, American Business Credit, HomeAmerican Credit, and American Business Mortgage Services, established a $50.0 million warehouse and operating credit facility from Chase Manhattan Bank which expires December 2001. Interest rates on the advances under this facility are based upon LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans and other collateral related thereto. Advances on this line for operating purposes are limited to $5.0 million and are collateralized by our Class R Certificate of the ABFS Mortgage Loan Trust 1998-2 and 1999-2.

         (e) Our subsidiaries, American Business Credit, HomeAmerican Credit and American Business Mortgage Services established a $25.0 million warehouse line of credit facility from Residential Funding Corporation which expires February 2002. Under this warehouse facility, advances may be obtained, subject to specific conditions described in the agreements. Interest rates on the advances are based on LIBOR plus a margin. The obligations under this agreement are collateralized by pledged loans.

         (f) The commercial paper conduit for lease production provided for sale of equipment leases using a pooled securitization. After January 2000, the facility was no longer available for sales of equipment leases. See "-- Securitization Accounting Considerations" for further discussion of the off-balance sheet features of this facility.

         We lease our corporate headquarters facilities under a five-year operating lease expiring in July 2003 at a minimum annual rental of approximately $2.2 million. We also lease a facility in Roseland, New Jersey under an operating lease expiring July 2003 at an annual rental of $0.8 million. The corporate headquarters and Roseland leases have a renewal provision at an increased annual rental. In addition, branch offices are leased on a short-term basis in various cities throughout the United States. The leases for the branch offices are not material to operations.

Recent Accounting Pronouncements

         Set forth below are recent accounting pronouncements which may have a future effect on operations. These pronouncements should be read in conjunction with the significant accounting policies, which have been adopted, that are set forth in Note 1 of the notes to the consolidated financial statements.

         In June 1998, the FASB issued SFAS No. 133. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. See "--Interest Rate Risk Management" for a discussion of the impact of SFAS No. 133.

         In September 2000, the FASB issued SFAS No. 140 which replaces SFAS No.
125. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140's standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

         SFAS No. 140 is effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this standard is not expected to have a material effect on the Company's financial condition or results of operations. We have elected to early adopt the annual disclosure requirements of SFAS No. 140 and have provided them in "-- Interest Rate Risk Management."

                                    BUSINESS

General

         We are a diversified financial services organization operating throughout the United States. Through our principal direct and indirect subsidiaries, American Business Credit, Inc., HomeAmerican Credit, Inc. (doing business as Upland Mortgage) and American Business Mortgage Services, Inc., we originate, service and sell business purpose loans and home equity loans. We also underwrite, process and purchase home equity loans through our Bank Alliance Program.

         We were incorporated in Delaware in 1985 and began operations as a finance company in 1988, initially offering business purpose loans to customers whose borrowing needs we believed were not being adequately serviced by commercial banks. Since our inception, we have significantly expanded our product line and geographic scope and currently have licenses, or are in the process of becoming licensed, to offer our home equity loan products in 47 states.

         Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans as a result of our strategy of focusing on our most profitable lines of business. Prior to this time, we originated conventional first mortgage loans which were sold in the secondary market. We may from time to time consider the origination of conventional first mortgage loans on a limited basis in the future.

         Effective December 31, 1999, we de-emphasized and subsequent to that date, we discontinued the equipment leasing origination business as a result of our strategy of focusing on our most profitable lines of business.

Subsidiaries

         As a holding company, our activities have been limited to:

         (1) holding the shares of our operating subsidiaries, and

         (2) raising capital for use in the subsidiaries' lending and loan servicing operations.

         ABFS is the parent holding company of American Business Credit, Inc. and its primary subsidiaries, HomeAmerican Credit, Inc. (doing business as Upland Mortgage), Processing Service Center, Inc., Tiger Relocation Company (formerly ABC Holdings Corporation), and American Business Mortgage Services, Inc. (formerly New Jersey Mortgage and Investment Corp.).

         American Business Credit, a Pennsylvania corporation incorporated in 1988 and acquired by us in 1993, originates, services and sells business purpose loans. HomeAmerican Credit, a Pennsylvania corporation incorporated in 1991, originates and sells home equity loans. HomeAmerican Credit acquired Upland Mortgage Corp. in 1996 and since that time has conducted business as "Upland Mortgage." Upland Mortgage also purchases home equity loans through the Bank Alliance Program.

         American Business Mortgage Services, Inc. (formerly New Jersey Mortgage and Investment Corp.), a New Jersey corporation organized in 1938 and acquired by us in October 1997, is currently engaged in the origination and sale of home equity loans. American Business Mortgage Services, Inc. originates loans secured by real estate. American Business Mortgage Services, Inc. has been offering mortgage loans since 1939. Prior to January 1, 2001, we sold conventional first mortgage loans originated in the secondary market with servicing released. We also securitize home equity loans originated by American Business Mortgage Services, Inc. pursuant to our existing current securitization program. American Business Mortgage Services, Inc. also processes home equity loan applications for financial institutions as part of the Bank Alliance Program.

         In January 2001, we completed a corporate reorganization which included the renaming of our home equity loan subsidiary, New Jersey Mortgage and Investment Corporation, to better reflect its national presence. New Jersey Mortgage will now be known as American Business Mortgage Services, Inc. In addition, American Business Mortgage Services, Inc. will also be responsible for marketing the proprietary loan structuring software and will utilize this software in connection with loan products offered through its network of loan brokers. Finally, as part of the reorganization, the Bank Alliance Program will now be administered by American Business Mortgage Services, Inc.

         Tiger Relocation Company, formerly ABC Holdings Corporation, a Pennsylvania corporation, was incorporated in 1992 to hold properties acquired through foreclosure.

         We also have numerous special purpose subsidiaries that were incorporated solely to facilitate our securitizations. Some of those companies are Delaware investment holding companies. None of these corporations engage in any business activity other than holding the subordinated certificate, if any, and the interest-only strips created in connection with completed securitizations. See "-- Securitizations." We also have several additional subsidiaries that are inactive or not significant to our operations.

         The following chart sets forth our basic organizational structure and our primary subsidiaries.(a)


                                            -----------------------------------------
                                                               ABFS

                                            -----------------------------------------
                                                        (Holding Company)
                                              (Issues subordinated debt securities)

                                            -----------------------------------------
                                                                 |
                                                                 |
                                            -----------------------------------------
                                                  AMERICAN BUSINESS CREDIT, INC.

                                            -----------------------------------------
                                            (Originates and services business purpose
                                                              loans)
                                            -----------------------------------------
                                                                 |
                                                                 |
            ------------------------------------------------------------------------------------------------------------
            |                                |                                  |                                      |
            |                                |                                  |                                      |
-----------------------             --------------------             ----------------------                  ---------------------
       AMERICAN                          PROCESSING                        HOMEAMERICAN                              TIGER
       BUSINESS                            SERVICE                         CREDIT, INC.                            RELOCATION
       MORTGAGE                          CENTER, INC.                          D/B/A                                 COMPANY
    SERVICES, INC.                                                            UPLAND
                                                                             MORTGAGE


-----------------------             --------------------             ----------------------                  ---------------------
(Originates, purchases                   (Processes                        (Originates,                              (Holds
   and services home                    Bank Alliance                      purchases and                         foreclosed real
   equity loans) (b)                    Program home                       services home                             estate)
                                        equity loans)                     equity loans)(b)

-----------------------             --------------------             ----------------------                  ---------------------



---------------------
(a) In addition to the corporations pictured in this chart, we organized at least one special purpose corporation for each securitization and have several other subsidiaries that are inactive or not significant to our operations.

(b)   Includes loans acquired through the Bank Alliance Program.

Lending and Leasing Activities

         General. The following table sets forth information concerning our loan and lease origination, purchase and sale activities for the periods indicated.

                                                       Nine Months Ended
                                                            March 31,                 Year Ended June 30,
                                                   ------------------------- ---------------------------------------

                                                       2001         2000         2000          1999          1998
                                                   ----------   ------------ -----------   -----------   -----------
                                                                                      (dollars in thousands)
Loans/Leases Originated/Purchased
   Business purpose loans......................... $   87,320   $     81,056 $   106,187   $    64,818   $    52,335
   Home equity loans.............................. $  786,497   $    668,704 $   949,014   $   634,820   $   328,089
   Conventional first mortgage loans..............        (a)   $     31,590 $    42,607   $    66,519   $    33,671
   Equipment leases...............................         --   $     19,631 $    19,631   $    96,289   $    70,480

Number of Loans/Leases Originated/Purchased
   Business purpose loans.........................        969            921       1,198           806           632
   Home equity loans..............................      9,873          9,641      13,544         8,629         5,292
   Conventional first mortgage loans..............        (a)            209         267           403           218
   Equipment leases...............................         --          1,020       1,020         4,138         3,350

Average Loan/Lease Size
   Business purpose loans......................... $       90   $         88 $        89   $        80   $        83
   Home equity loans.............................. $       80   $         69 $        70   $        74   $        62
   Conventional first mortgage loans..............        (a)   $        151 $       160   $       165   $       154
   Equipment leases...............................         --   $         19 $        19   $        23   $        21

Weighted Average Interest Rate on Loans/Leases
  Originated/Purchased
   Business purpose loans.........................     16.01%         15.96%      15.99%        15.91%        15.96%
   Home equity loans..............................     11.57%         11.19%      11.28%        11.05%        11.95%
   Conventional first mortgage loans..............        (a)          8.57%       8.75%         7.67%         8.22%
   Equipment leases...............................         --         11.25%      11.25%        11.40%        12.19%
   Combined.......................................     12.01%         11.57%      11.63%        11.30%        11.63%

Weighted Average Term (in months)
   Business purpose loans.........................        163            172         171           169           172
   Home equity loans..............................        258            256         259           261           244
   Conventional first mortgage loans..............        (a)            346         345           322           340
   Equipment leases...............................         --             50          50            50            49

Loans/Leases Sold
   Business purpose loans......................... $   78,613   $     78,857 $   104,503   $    71,931   $    54,135
   Home equity and conventional first mortgage
    loans......................................... $  775,815   $    700,474 $   990,606   $   717,869   $   322,459
   Equipment leases...............................         --   $      9,263 $     9,263   $    92,597   $    59,700

Number of Loans/Leases Sold
   Business purpose loans.........................        873            897       1,163           911           629
   Home equity and conventional first mortgage
    loans.........................................      9,697          8,655      13,190         8,074         4,753
   Equipment leases...............................         --            469         459         4,363         3,707


(a) Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans. Amounts are not significant for the nine months ended March 31, 2001.

         The following table sets forth information regarding the average loan-to-value ratios for loans we originated during the periods indicated.


                                                       Nine Months
                                                          Ended                      Years Ended June 30,
                                                         March 31,          -------------------------------------
Loan Type                                                   2001               2000          1999          1998
                                                        -----------         ---------      --------      --------
Business purpose loans....................                  61.9%              60.9%         61.5%         60.5%
Home equity loans.........................                  78.7               78.9          78.0          76.6
Conventional first mortgage loans.........                   (a)               83.7          78.0          79.9

(a) Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans. Amounts are not significant for the nine months ended March 31, 2001.

         The following table shows the geographic distribution of our loan and lease originations and purchases during the periods indicated.

                        Nine Months Ended
                             March 31,                              Year Ended June 30,
                     ---------------------- ------------------------------------------------------------------
                         2001         %         2000         %       1999          %         1998         %
                     -----------   -------  -----------  -------- ----------    -------  -----------   -------
                                                       (dollars in thousands)
New York............ $   236,421    27.06%  $   300,380    26.88% $   163,580     18.97% $    54,907     11.31%
New Jersey..........     115,775    13.25       184,123    16.48      236,976     27.48      128,025     26.38
Pennsylvania........      72,782     8.33       130,928    11.72      139,992     16.23      150,048     31.06
Florida.............      64,504     7.38        87,872     7.86       61,312      7.11       23,905      4.93
Massachusetts.......      48,748     5.58        27,138     2.43           --        --           --        --
Ohio................      46,551     5.33        42,561     3.81       17,155      1.99           --        --
Illinois............      39,142     4.48        43,181     3.86       27,663      3.21           --        --
Virginia............      27,336     3.13        27,722     2.48       17,126      1.99       13,138      2.71
North Carolina......      26,849     3.07        23,826     2.13       13,648      1.58        5,144      1.06
Georgia.............      25,933     2.97        40,230     3.60       59,395      6.89       23,084      4.76
Michigan............      25,141     2.88        13,458     1.20           --        --           --        --
Maryland............      22,196     2.54        24,582     2.20       19,625      2.28       11,748      2.42
Other...............     122,439    14.00       171,438    15.35      105,974     12.27       74,576     15.37
                     -----------   ------   -----------   ------  -----------    ------  -----------    ------
   Total............ $   873,817   100.00%  $ 1,117,439   100.00% $   862,446    100.00% $   484,575    100.00%
                     ===========   ======   ===========   ======  ===========    ======  ===========    ======

         Business Purpose Loans. Through our subsidiary, American Business Credit, we currently originate business purpose loans on a regular basis primarily in the eastern portion of the United States through a network of salespeople and through our business loan web site. We focus our marketing efforts on small businesses who do not meet all of the credit criteria of commercial banks and small businesses that our research indicates may be predisposed to using our products and services.

         We originate business purpose loans to corporations, partnerships, sole proprietors and other business entities for various business purposes including, but not limited to, working capital, business expansion, equipment acquisition and debt-consolidation. We do not target any particular industries or trade groups and, in fact, take precautions against concentration of loans in any one industry group. All business purpose loans generally are collateralized by a first or second mortgage lien on a principal residence of the borrower or a guarantor of the borrower or some other parcel of real property, such as office and apartment buildings and mixed use buildings, owned by the borrower, a principal of the borrower, or a guarantor of the borrower. In addition, in most cases, these loans are further collateralized by personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets.

         Our business purpose loans generally ranged from $15,000 to $500,000 and had an average loan size of approximately $89,000 for the loans originated during fiscal 2000 and $90,000 during the nine months ended March 31, 2001. Generally, our business purpose loans are made at fixed rates and for terms ranging from five to 15 years. We generally charge origination fees for these loans of 5.0% to 6.0% of the original principal balance. The weighted average interest rate charged on the business purpose loans originated by us was 15.99% for fiscal 2000 and 16.01% for the nine months ended March 31, 2001. The business purpose loans we securitized during the past fiscal year had a weighted average loan-to-value ratio, based solely upon the real estate collateral securing the loans, of 60.9%. The business purpose loans we securitized during the nine months ended March 31, 2001 had a weighted average loan to value ratio of 61.9%. We originated $106.2 million of business purpose loans during fiscal 2000 and $87.3 million during the nine months ended March 31, 2001.

         Generally, we compute interest due on our outstanding loans using the simple interest method. We generally impose a prepayment fee. Although prepayment fees imposed vary based upon applicable state law, the prepayment fees on our business purpose loan documents can be a significant portion of the outstanding loan balance. We believe that such prepayment terms tend to extend the average life of our loans by discouraging prepayment which makes these loans more attractive for securitization. Whether a prepayment fee is imposed and the amount of such fee, if any, is negotiated between the individual borrower and American Business Credit prior to closing of the loan.

         During fiscal 2000, we launched an Internet loan distribution channel through ABC's web site. This web site provides borrowers with convenient access to the business loan information 7 days a week, 24 hours a day.

         Home Equity Loans. We originate home equity loans through our Consumer Mortgage Group which includes Upland Mortgage and American Business Mortgage Services, Inc. We also purchase loans through the Bank Alliance Program. We originate home equity loans primarily to credit-impaired borrowers through various channels including retail marketing which includes telemarketing operations, direct mail, radio and television advertisements as well as through our interactive web site. We entered the home equity loan market in 1991. Currently, we are, or are in the process of becoming, licensed to originate home equity loans in 47 states throughout the United States.

         Home equity loans originated and funded by our subsidiaries are generally securitized. In addition, we may sell home equity loans to one of several third party lenders, at a premium and with servicing released.

         Home equity loan applications are obtained from potential borrowers over the phone, in writing or in person. The loan request is then processed and closed. The loan processing staff generally provides its home equity applicants who qualify for loans with a loan approval within 24 hours and closes its home equity loans within approximately ten to fifteen days of obtaining a loan approval.

         Home equity loans generally range from $10,000 to $250,000 and had an average loan size of approximately $70,000 for the loans originated during fiscal 2000 and $80,000 for loans originated in the nine months ended March 31, 2001. During fiscal 2000, we originated $949.0 million of home equity loans and originated $786.5 million in the nine months ended March 31, 2001. Generally, home equity loans are made at fixed rates of interest and for terms ranging from five to 30 years. Such loans generally have origination fees of approximately 2.0% of the aggregate loan amount. For fiscal 2000, the weighted average interest rate received on such loans was 11.28% and 11.57% for the nine months ended March 31, 2001. The average loan-to-value ratio was 78.9% for the loans originated by us during the year ended June 30, 2000 and 78.7% for loans originated during the nine months ended March 31, 2001. We attempt to maintain our interest and other charges on home equity loans to be competitive with the lending rates of other finance companies and banks. To the extent permitted by law, a prepayment fee may be negotiated with the borrower and is generally charged to the borrower on the prepayment of a home equity loan except in the event the borrower refinances a home equity loan with us.

         Beginning in fiscal 1996, we entered into exclusive business arrangements with several financial institutions which provide for our purchase of home equity loans that meet our underwriting criteria, but do not meet the underlying guidelines of the selling institution for loans held in its portfolio. This program is called the Bank Alliance Program. The Bank Alliance Program is designed to provide an additional source of home equity loans. This program targets traditional financial institutions, such as banks, which because of their strict underwriting and credit guidelines have generally provided mortgage financing only to the most credit-worthy borrowers. This program allows these financial institutions to originate loans to credit-impaired borrowers in order to achieve community reinvestment goals and to generate fee income and subsequently sell such loans to one of our subsidiaries. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in connection with a future securitization. We believe that the Bank Alliance Program is a unique method of increasing our production of home equity loans.

         Under this program, a borrower who fails to meet a financial institution's underwriting guidelines for portfolio loans will be referred to one of our subsidiaries which will process the loan application and underwrite the loan pursuant to our underwriting guidelines. If the borrower qualifies under our underwriting standards, the loan will be originated by the financial institution and subsequently sold to one of our subsidiaries.

         Since the introduction of this program, we have entered into agreements with approximately 30 financial institutions to provide us with the opportunity to underwrite, process and purchase loans generated by the branch networks of such institutions which consist of over 1,500 branches located in various states throughout the country. During fiscal 2000, Upland Mortgage purchased approximately $53.4 million of loans pursuant to this program and $64.2 million of loans during the nine months ended March 31, 2001. We intend to continue to expand the Bank Alliance Program with financial institutions across the United States.

         During fiscal 1999, we launched an Internet loan distribution channel through Upland Mortgage's web site. Through this interactive web site, borrowers can examine available loan options and calculate interest payments. The Upland Mortgage Internet platform provides borrowers with convenient access to the mortgage loan information 7 days a week, 24 hours a day. Throughout the loan processing period, borrowers who submit applications are supported by our staff of highly trained loan officers. During fiscal 2000, we continued to phase in advanced Internet technology through the Upland Mortgage web site. In addition to the ability to utilize an automated rapid credit approval process, which we believe reduces time and manual effort required for loan approval, the site features our proprietary software, Easy Loan Advisor, which provides personalized services and solutions to retail customers through interactive web dialog. We have applied to the U.S. Patent and Trademark Office to patent this product.

         Conventional First Mortgage Loans. Prior to January 1, 2001, we originated conventional first mortgage loans and sold them in the secondary market with servicing released. Effective January 1, 2001, we de-emphasized the origination of conventional first mortgage loans, as a result of our strategy of focusing on our most profitable lines of business. We may from time to time consider the origination of conventional first mortgage loans on a limited basis in the future. We began offering conventional first mortgage loans in October 1997 in connection with our acquisition of American Business Mortgage Services, Inc. We originated $42.6 million of conventional first mortgage loans during fiscal 2000.

         Equipment Leases. Effective December 31, 1999, we de-emphasized and subsequent to that date, we discontinued the equipment leasing origination business as a result of our strategy of focusing on our most profitable lines of business.

         Prepayment Fees. Historically, we charged prepayment fees on a significant percentage of our business purpose loans and on less than 50% of our home equity loans. We currently charge prepayment fees on substantially all of our business purpose loans, and have increased the percentage of home equity loans originated with prepayment fees to approximately 85% of home equity loans originated. Home equity loans comprise approximately 90% of all loans we originate and the remaining 10% are business purpose loans. The type of prepayment fee we obtain on a home equity loan is generally a certain percentage of the outstanding principal balance of the loan. One typical prepayment fee on a home equity loan provides for a fee of 5% of the outstanding principal loan balance if paid within the first three years after the loan's origination and 2% of the outstanding principal loan balance if prepaid between three and five years after the loan's origination and no prepayment fee if the loan is prepaid after five years from the date of origination. In the case of business purpose loans, the prepayment fee generally amounts to 8% of the outstanding principal balance, provided that no prepayment option is available until after the 24th scheduled payment is made.

         Our ability to charge a prepayment fee is sometimes impacted by state law, with respect to both home equity loans and business purpose loans. In the case of home equity loans which have a "balloon" payment feature, whenever possible, we use the Federal Alternative Mortgage Transactions Parity Act of 1982, referred to as the "Parity Act," to preempt state laws which limit or restrict prepayment fees. In states which have overridden the Parity Act and in the case of some fully amortizing home equity loans, state laws may restrict prepayment fees either by the amount of the prepayment fee or the time period during which it can be imposed. Federal law restrictions in connection with certain high rate and fee loans may also preclude the imposition of pre-payment penalties on these loans. Similarly, in the case of business purpose loans, some states prohibit or limit prepayment fees where the loan is below a specific dollar threshold or is secured by residential real property.

Marketing Strategy

         We concentrate our marketing efforts primarily on two potential customer groups. One group, based on historical profiles, has a tendency to select our loan products because of our personalized service and timely response to loan requests. The other group is comprised of credit-impaired borrowers who satisfy our underwriting guidelines. See "Risk Factors -- Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio which could result in a reduction in profits and impair our ability to repay the debt securities."

         Our marketing efforts for business purpose loans focus on our niche market of selected small businesses located in our market area which generally includes the eastern half of the United States. We target businesses which we believe would qualify for loans from traditional lending sources but would elect to use our products and services. Our experience has indicated that these borrowers are attracted to us as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan applications. Historically, such customers have been willing to pay our origination fees and interest rates which are generally higher than those charged by traditional lending sources.

         We market business purpose loans through various forms of advertising, our business loan web site and a direct sales force. Advertising media used includes large direct mail campaigns and newspaper and radio advertising. Our commissioned sales staff, which consists of full-time highly trained salespersons, is responsible for converting advertising leads into loan applications. We use a proprietary training program involving extensive and on-going training of our lending officers. Our sales staff uses significant person-to-person contact to convert advertising leads into loan applications and maintains contact with the borrower throughout the application process. See "-- Lending and Leasing Activities - Business Purpose Loans."

         We market home equity loans through telemarketing, radio and television advertising, direct mail campaigns and through our Upland Mortgage web site. During fiscal 2000, the Consumer Mortgage Group redirected its marketing mix to focus on targeted direct mail, which we believe delivers more leads at a lower cost than broadcast marketing channels. Our integrated approach to media advertising which utilizes a combination of direct mail and Internet advertising is intended to maximize the effect of our advertising campaigns. We also use a network of loan brokers, the Bank Alliance Program and our website as additional sources of loans.

         Our marketing efforts for home equity loans are strategically located throughout the eastern region of the United States. We currently utilize branch offices in various eastern states to market our loans. Loan processing, underwriting, servicing and collection procedures are performed at our centralized operating office located in Bala Cynwyd, Pennsylvania. See "--Lending and Leasing Activities -- Home Equity Loans."

Loan Servicing

         Generally, we service the loans we hold as available for sale or which we securitize in accordance with our established servicing procedures. Servicing includes collecting and transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities, and selling the real estate or other collateral that is acquired. At March 31, 2001, our total managed portfolio included approximately 38,000 loans with an aggregate outstanding balance of $2.4 billion. We generally receive contractual servicing fees for our servicing responsibilities. In addition, we receive other ancillary fees related to the loans serviced. Our servicing and collections activities are centralized at the processing center located at our operating office in Bala Cynwyd, Pennsylvania.

         In servicing loans, we typically send an invoice to obligors on a monthly basis advising them of the required payment and its due date. We begin the collection process immediately after a borrower fails to make a monthly payment. When a loan becomes 45 to 60 days delinquent, it is referred to our legal collection group for the initiation of foreclosure proceedings or other legal remedies. In addition, after a loan becomes 61 days delinquent, our loss mitigation unit becomes involved. Our loss mitigation unit tries to reinstate a delinquent loan, seek a payoff, or occasionally enter into a modification agreement with the borrower to avoid foreclosure. All proposed work-out arrangements are evaluated on a case-by-case basis, based upon the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If the loan becomes delinquent 61 days or more and a satisfactory work-out arrangement with the borrower is not achieved or the borrower declares bankruptcy, the foreclosure, replevin or other legal action is initiated. Legal action may be initiated prior to a loan becoming more than 60 days delinquent if management determines that the circumstances warrant such action.

         Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired or expected to be acquired by foreclosure or deed in lieu of foreclosure, we record it at the lower of cost or estimated fair value, less estimated cost of disposition. After acquisition, all costs incurred in maintaining the property are accounted for as expenses.

         Our ability to foreclose on some properties may be affected by state and federal environmental laws. The costs of investigation, remediation or removal of hazardous substances may be substantial and can easily exceed the value of the property. The presence of hazardous substances, or the failure to properly eliminate the substances from the property, can hurt the owner's ability to sell or rent the property and prevent the owner from using the property as collateral for a loan. Even people who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of the substances at the disposal or treatment facility, whether or not the facility is owned or operated by the person who arranged for the disposal or treatment. See "Risk Factors - Environmental laws and regulations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could reduce our profitability and the funds available to repay the notes." The technical nature of certain regulatory schemes, such as the Truth in Lending Act, can also contribute to difficulties in foreclosing against defaulting borrowers, as even immaterial errors can trigger foreclosure delays or other difficulties.

         As the servicer of securitized loans and leases, we are obligated to advance funds for scheduled payments that have not been received from the borrower unless we determine that our advances will not be recoverable from subsequent collections in respect to the related loans or leases. See "--Securitizations."

Underwriting Procedures and Practices

         Summarized below are some of the policies and practices which are followed in connection with the origination of business purpose loans and home equity loans. These policies and practices may be altered, amended and supplemented as conditions warrant. We reserve the right to make changes in our day-to-day practices and policies.

         Our loan and lease underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability as well as the value and adequacy of the mortgaged property as collateral. Initially, the prospective borrower is required to fill out a detailed application providing pertinent credit information. As part of the description of the prospective borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the prospective borrower's ability to repay the debt as well as sufficient income and equity, loan processing personnel generally obtain and review an independent credit bureau report on the credit history of the borrower and verification of the borrower's income. Once all applicable employment, credit and property information is obtained, a determination is made as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the prospective borrower's monthly obligations.

         The following table outlines the key parameters of the major credit grades of our current underwriting guidelines.


---------------------------------- ------------------------------- -------------------------------- --------------------------------
                                          "A" Credit Grade                "B" Credit Grade                  "C" Credit Grade
---------------------------------- ------------------------------- -------------------------------- --------------------------------
General Repayment                  Has good credit but might       Pays the majority of accounts    Marginal credit history which
                                   have some minor delinquency.    on time but has some 30-         is offset by other positive
                                                                   and/or 60-day delinquency.       attributes.


---------------------------------- ------------------------------- -------------------------------- --------------------------------
Existing Mortgage Loans            Current at application time     Current at application time      Cannot exceed four 30-day
                                   and a maximum of two 30-day     and a maximum of four 30-day     delinquencies or two 60-day
                                   delinquencies in the past 12    delinquencies in the past 12     delinquencies in the past 12
                                   months.                         months.                          months.
---------------------------------- ------------------------------- -------------------------------- --------------------------------
Non-Mortgage Credit                Major credit and installment    Major credit and installment     Major credit and installment
                                   debt should be current but      debt can exhibit some minor 30   debt can exhibit some minor 30-
                                   may exhibit some minor 30-day   and/or 60 day delinquency.       and/or 90-day delinquency.
                                   delinquency.  Minor credit      Minor credit may exhibit up to   Minor credit may exhibit more
                                   may exhibit some minor          90-day delinquency.              serious delinquency.
                                   delinquency.
---------------------------------- ------------------------------- -------------------------------- --------------------------------
Bankruptcy Filings                 Discharged more than 2 years    Discharged more than 2 years     Discharged more than 2 years
                                   with reestablished credit.      with reestablished credit.       with reestablished credit.
---------------------------------- ------------------------------- -------------------------------- --------------------------------
Debt Service-to-Income             Generally not to exceed 50%.    Generally not to exceed 50%.     Generally not to exceed 55%.
---------------------------------- ------------------------------- -------------------------------- --------------------------------
Owner Occupied:                    Generally 80% (or 90%) for a    Generally 80% (or 85%) for a 1   Generally 70% (or 85%) for a 1
Loan-to-value ratio                1 to 4 family dwelling          to 4 family dwelling             to 4 family dwelling residence;
                                   residence;  80% for a           residence; 75% for a             65% for a condominium.
                                   condominium.                    condominium.
---------------------------------- ------------------------------- -------------------------------- --------------------------------
Non-Owner Occupied:                Generally 80% for a 1 to 2      Generally 70% for a 1 to 2       Generally 60% for a 1 to 2
Loan-to-value ratio                family dwelling or              family dwelling or               family dwelling or condominium;
                                   condominium; 90% for a 3 to 4   condominium; 70% for a 3 to 4    60% for a 3 to 4 family.
                                   family.                         family.
---------------------------------- ------------------------------- -------------------------------- --------------------------------

[RESTUB]


----------------------------------  ---------------------------------
                                            "D" Credit Grade
----------------------------------  ---------------------------------
General Repayment                   Designed to provide a borrower
                                    with poor credit history an
                                    opportunity to correct past
                                    credit problems through lower
                                    monthly payments.
----------------------------------  ---------------------------------
Existing Mortgage Loans             Must be paid in full from loan
                                    proceeds and no more than 120
                                    days delinquent.

----------------------------------  ---------------------------------
Non-Mortgage Credit                 Major and minor credit
                                    delinquency is acceptable, but
                                    must demonstrate some payment
                                    regularity.


----------------------------------  ---------------------------------
Bankruptcy Filings                  Discharged prior to closing.

----------------------------------  ---------------------------------
Debt Service-to-Income              Generally not to exceed 55%.
----------------------------------  ---------------------------------
Owner Occupied:                     Generally 60% (or 70%) for a 1
Loan-to-value ratio                 to 4 family dwelling residence.


----------------------------------  ---------------------------------
Non-Owner Occupied:                 N/A
Loan-to-value ratio


----------------------------------  ---------------------------------

         Generally, business purpose loans collateralized by residential real estate must have an overall loan-to-value ratio (based solely on the independent appraised fair market value of the real estate collateral securing the loan) on the properties collateralizing the loans of no greater than 75%. Business purpose loans collateralized by commercial real estate must generally have an overall loan-to-value ratio (based solely on the independent appraised fair market value of the real estate collateral securing the loan) of no greater than 60% percent. In addition, in substantially all instances, we also receive additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets, as available. The business purpose loans we originated had an average loan-to-value ratio of 60.9% based solely on the real estate collateral securing the loan for fiscal 2000 and 61.9% for loans originated during the nine months ended March 31, 2001.

         The maximum acceptable loan-to-value ratio for home equity loans held as available for sale or securitized is generally 90%. The home equity loans we originated had an average loan-to-value ratio of 78.9% for fiscal 2000 and 78.7% for loans originated during the nine months ended March 31, 2001. Occasionally, exceptions to these maximum loan-to-value ratios are made if other collateral is available or if there are other compensating factors. From time to time, we make loans with loan-to-value ratios in excess of 90% which may be sold with servicing released. Title insurance is generally obtained in connection with all real estate secured loans.

         We believe that the consistent application of the criteria described above may mitigate some of the risks associated with lending to non-conforming borrowers.

         In determining whether the mortgaged property is adequate as collateral, we have each property considered for financing appraised. The appraisal is completed by an independent qualified appraiser and generally includes pictures of comparable properties and pictures of the property securing the loan. With respect to business purpose loans and home equity loans, the appraisal is completed by an independent qualified appraiser on a Fannie Mae form.

         Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of borrower default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. As a result, we cannot assure that the market value of the real estate underlying the loans will at any time be equal to or in excess of the outstanding principal amount of those loans. Although we have expanded the geographic area in which we originate loans, a downturn in the economy generally or in a specific region of the country may have an effect on our originations. See "Risk Factors - A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure which could reduce our profitability and limit our ability to repay the debt securities."

Loan Administration Procedures

         We employ a large staff of experienced collectors and supervisors working in shifts to manage non-performing loans. In addition, several in-house collection attorneys and paralegals work closely with these collectors and their managers to optimize collection efforts. The goal of our labor-intensive collections program is to emphasize delinquency prevention.

         In servicing business purpose loans and home equity loans, we typically send an invoice to borrowers on a monthly basis advising them of the required payment and its due date. We begin the collection process immediately after a borrower fails to make a monthly payment. We believe we begin the collection process earlier than lenders who provide financing to creditworthy borrowers. When a loan becomes 45 to 60 days delinquent, it is transferred to a workout specialist in the collections department. The workout specialist tries to reinstate a delinquent loan, seek a payoff, or occasionally enter into a modification agreement with the borrower to avoid foreclosure. All proposed workout arrangements are evaluated on a case-by-case basis, based upon the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If the loan becomes delinquent 61 days or more and a satisfactory workout arrangement with the borrower is not achieved or the borrower declares bankruptcy, the matter is immediately referred to our attorneys for collection. Due to this timing, the foreclosure process on most delinquent loans is commenced before the loan is 100 days past due.

         To our knowledge, we are one of very few lenders that has an in-house legal staff dedicated to the collection of delinquent loans and the handling of bankruptcy cases. As a result, we believe our delinquent loans are reviewed from a legal perspective earlier in the collection process than is the case with loans made by traditional lenders so that troublesome legal issues can be noted and, if possible, resolved earlier. Our in-house legal staff also attempts to find solutions for delinquent loans, other than foreclosure. Every loan is analyzed to compare the property value against the loan balance and solutions are presented to the borrower based on the results of that analysis.

         In those situations where foreclosures are handled by outside counsel, the in-house legal staff manages outside counsel to ensure that the time period for handling foreclosures meets or exceeds established industry standards. Frequent contact between in-house and outside counsel insures that the process moves quickly and efficiently in an attempt to achieve a timely and economical resolution to contested matters.

Securitizations

         During fiscal 2000, we securitized $104.5 million of business purpose loans, $887.9 million of home equity loans and $9.3 million of equipment leases. During the nine months ended March 31, 2001, we securitized $78.6 million of business loans and $725.8 million of home equity loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Accounting Considerations" for additional information regarding our securitizations.

         Securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the transfer of a pool of financial assets, in our case loans, to a trust in exchange for cash and a retained interest in the securitized loans which is called an interest-only strip. The trust issues multi-class securities which derive their cash flows from a pool of securitized loans. These securities, which are senior to our interest-only strips in the trust, are sold to public or private investors. We also retain servicing on securitized loans. See "--Loan Servicing."

         As the holder of the interest-only strips received in a securitization, we are entitled to receive excess (or residual) cash flows. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to the investors in the trust, servicing fees, trustee fees and, if applicable, surety fees. Surety fees are paid to an unrelated insurance entity to provide protection for the trust investors. Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. Overcollateralization requirements are established to provide additional protection for the trust investors.

         We may be required either to repurchase or to replace loans which do not conform to the representations and warranties we made in the pooling and servicing agreements entered into when the loans are pooled and sold through securitizations. As of March 31, 2001, we had not been required to repurchase or replace any such loans.

         When borrowers are delinquent in making scheduled payments on loans included in a securitization trust, we are required to advance interest payments with respect to such delinquent loans to the extent that we determine that such advances will be ultimately recoverable. These advances require funding from our capital resources but have priority of repayment from the succeeding month's collection.

         At times we elect to repurchase some foreclosed and delinquent loans from the securitization trusts. Under the terms of the securitization agreements, repurchases are permitted only for foreclosed and delinquent loans and the purchase prices are at the loans' outstanding contractual balance. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flows from securitization trusts.

         Our securitizations often include a prefunding option where a portion of the cash received from investors is withheld until additional loans are transferred to the trust. The loans to be transferred to the trust to satisfy the prefund option must be substantially similar in terms of collateral, size, term, interest rate, geographic distribution and loan-to-value ratio as the loans initially transferred to the trust. To the extent we fail to originate a sufficient number of qualifying loans for the prefunded account within the specified time period, our earnings during the quarter in which the funding was to occur would be reduced.

         The securitization of loans generated gains on sale of loans during fiscal 2000 of $90.4 million and $91.5 million for the nine months ended March 31, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Accounting Considerations."

         Subject to market conditions, we anticipate that we will continue to securitize business purpose loans and home equity loans. We believe that a securitization program provides a number of benefits by allowing us to diversify our funding base, provide liquidity and lower our cost of funds.

Competition

         We compete for business purpose loans against many other finance companies and financial institutions. Although many other entities originate business purpose loans, we have focused our lending efforts on our niche market of businesses which may qualify for loans from traditional lending sources but who we believe are attracted to our products as a result of our marketing efforts, responsive customer service and rapid processing and closing periods.

         We have significant competition for home equity loans. Through Upland Mortgage and American Business Mortgage Services, Inc., we compete with banks, thrift institutions, mortgage bankers and other finance companies, which may have greater resources and name recognition. We attempt to mitigate these factors through a highly trained staff of professionals, rapid response to prospective borrowers' requests and by maintaining a relatively short average loan processing time. In addition, we implemented our Bank Alliance Program in order to generate additional loan volume. See "Risk Factors -- Competition from other lenders could adversely affect our profitability and our ability to repay the notes."

Regulation

         General. Our business is regulated by both federal and state and in certain cases, local, laws. All home equity loans must meet the requirements of, among other statutes and regulations, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act of 1974, and their associated Regulations Z, X and B.

         Truth in Lending. The Truth in Lending Act and Regulation Z contain disclosure requirements designed to provide consumers with uniform, understandable information about the terms and conditions of loans and credit transactions so that consumers may compare credit terms. The Truth in Lending Act also guarantees consumers a three-day right to cancel certain transactions described in the act and imposes specific loan feature restrictions on some loans including the same type originated by us. If we were found not to be in compliance with the Truth in Lending Act, some aggrieved borrowers could, depending on the nature of the non-compliance, have the right to recover actual damages, statutory damages, penalties, rescind their loans and/or to demand, among other things, the return of finance charges and fees paid to us. Other fines and penalties can also be imposed under the Truth in Lending Act and Regulation Z.

         Equal Credit Opportunity and Other Laws. We are also required to comply with the Equal Credit Opportunity Act and Regulation B, which prohibit creditors from discriminating against applicants on the basis of race, color, religion, national origin, sex, age or marital status. Regulation B also restricts creditors from obtaining specific types of information from loan applicants. Among other things, it requires lenders to advise applicants of the reasons for any credit denial. Equal Credit Opportunity Act violations can also result in fines, penalties and other remedies.

         In instances where the applicant is denied credit or the rate of interest for a loan increases as a result of information obtained from a consumer credit reporting agency, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency whose credit report was used in determining to reject a loan application. It also requires that lenders provide other information and disclosures about the loan application rejection. In addition, we are subject to the Fair Housing Act and regulations under the Fair Housing Act, which broadly prohibit specific discriminatory practices in connection with our home equity and other lending businesses.

         We are also required to report statistical information on loan applicants to the Department of Housing and Urban Development which monitors compliance with fair lending laws.

         We are also subject to the Real Estate Settlement Procedures Act and Regulation X. This law and regulation, which are administered by the Department of Housing and Urban Development, impose limits on the amount of funds a borrower can be required to deposit with us in any escrow account for the payment of taxes, insurance premiums or other charges; limits the fees which may be paid to third parties; and imposes various disclosure requirements.

         We are subject to various other federal, state and local laws, rules and regulations governing the licensing of mortgage lenders and servicers, procedures that must be followed by mortgage lenders and servicers, and disclosures that must be made to consumer borrowers. Failure to comply with these laws, as well as with the laws described above, may result in civil and criminal liability.

         Several of our subsidiaries are licensed and regulated by the departments of banking or similar entities in the various states in which they are licensed. The rules and regulations of the various states impose licensing and other restrictions on lending activities such as prohibiting discrimination and regulating collection, foreclosure procedures and claims handling, disclosure obligations, payment features, and, in some cases, these laws fix maximum interest rates and fees. Failure to comply with these requirements can lead to termination or suspension of licenses, rights of rescission for mortgage loans, individual and class action lawsuits and administrative enforcement actions. Upland Mortgage and American Business Mortgage Services, Inc. monitor their compliance obligations with the various federal and state laws through their in-house and outside counsel which review their lending policies and procedures and monitor and inform them of various changes in the laws.

         The previously described laws and regulations are subject to legislative, administrative and judicial interpretation. Some of these laws and regulations have recently been enacted. Some of these laws and regulations are rarely challenged in or interpreted by the courts. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can make it difficult for us to always know what is permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations. See "Risk Factors - Our residential lending business is subject to government regulation and licensing requirements which may hinder our ability to operate profitably and repay the debt securities."

         Federal, state and local governments have recently begun to consider, and in some instances have adopted, legislation to restrict lenders' ability to charge rates and fees in connection with subprime residential mortgage loans and loans to borrowers with problem credit. Such legislation also imposes various loan term restrictions, e.g., limits on balloon loan features. Frequently referred to generally as "predatory lending" legislation, such legislation may limit our ability to impose fees, charge interest rates on consumer loans to those borrowers with problem credit and may impose additional regulatory restrictions on our business.

         The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. The various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act; however, compliance with the new regulations is voluntary until July 1, 2001. These restrictions fall into two basic categories. First, a financial institution must provide various notices to consumers about an institution's privacy policies and practices. Second, this act gives consumers the right to prevent the financial institution from disclosing non-public personal information about the consumer to non-affiliated third parties, with exceptions. As with any new regulations, we intend to prepare the appropriate disclosures and internal procedures to assure compliance with these new requirements.

         If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

Employees

         At March 31, 2001, we employed 864 people on a full-time equivalent basis. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

Property

         Except for real estate acquired in foreclosure in the normal course of our business, we do not presently hold title to any real estate for operating purposes. The interests which we presently hold in real estate are in the form of mortgages against parcels of real estate owned by our borrowers or their affiliates and real estate acquired through foreclosure.

         We presently lease office space at 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania, just outside the city limits of Philadelphia. We are currently leasing this office space with an annual rental cost of approximately $2.2 million. The current lease term expires July 31, 2003. We also lease the Roseland, New Jersey office which functions as the headquarters for American Business Mortgage Services, Inc. and its subsidiary. The Roseland office lease term expires in July 2003 and contains a renewal option for an additional term of five years. The Roseland office facility has a current annual rental cost of approximately $766,000. In addition, we lease branch offices on a short term basis in various cities throughout the United States. We do not believe that the leases for the branch offices are material to our operations.

Legal Proceedings

         From time to time, we are involved as plaintiff or defendant in various other legal proceedings arising in the normal course of our business. While we cannot predict the ultimate outcome of these various legal proceedings, it is management's opinion that the resolution of these legal actions should not have a material effect on our financial position, results of operations or liquidity.

                       WHERE YOU CAN FIND MORE INFORMATION

         We filed a Registration Statement on Form S-2 (which, together with all exhibits and schedules thereto, is referred to as the "registration statement") with the SEC, with respect to the registration of the notes offered by this prospectus, which contains additional information and documents. For further information pertaining to our business, the debt securities offered by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement.

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. So long as we are subject to the SEC's reporting requirements, we will continue to furnish the reports and other required information to the SEC. We will furnish all holders of the notes with copies of our annual reports containing audited financial statements and an opinion thereon expressed by our independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. We will also furnish all holders of the notes with a copy of an updated prospectus related to the notes after the SEC declares it effective.

         The following documents that we filed with the SEC, as well as all other reports filed with the SEC (File No. 0-22474) since June 30, 2000, are incorporated by reference in this prospectus:

           SEC Filing                                   Period or Date
---------------------------------                  -------------------------
Annual Report on Form 10-K/A                             June 30, 2000

Current Report on Form 8-K/A                            October 10, 2000

Current Report on Form 8-K                              December 7, 2000

Quarterly Report on Form 10-Q                          September 30, 2000

Quarterly Report on Form 10-Q                          December 31, 2000

Quarterly Report on Form 10-Q                            March 31, 2001

Current Report on Form 8-K                                May 17, 2001

         You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet site (http://www.sec.gov). Except as indicated above, the information on this web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web address is, and is only intended to be, an inactive textual reference.

         Our common stock is traded on the NASDAQ National Market System under the symbol "ABFI." You may also read reports, proxy statements and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.


         We will provide, at no cost, to each person to whom this prospectus is delivered, upon written or oral request, copies of any of the information incorporated by reference or included in the registration statement, which is not included in this prospectus. Requests should be directed to:

                           Stephen M. Giroux, Esquire
                   American Business Financial Services, Inc.
                            Bala Pointe Office Centre
                           111 Presidential Boulevard
                              Bala Cynwyd, PA 19004
                                 (610) 668-2440

                                   MANAGEMENT

General

         All of our directors and executive officers hold office during the term for which they are elected and until their successors are elected and qualified.

         The following table sets forth information regarding our Board of Directors and executive officers:

                 Name                     Age (1)               Position
------------------------------------      -------  ---------------------------------------------
Anthony J. Santilli.................        58     Chairman, President, Chief Executive Officer,
                                                   Chief Operating Officer and Director

Leonard Becker......................        77     Director

Michael DeLuca......................        69     Director

Richard Kaufman.....................        59     Director

Harold E. Sussman...................        75     Director

Beverly Santilli....................        41     First Executive Vice President and Secretary of
                                                   ABFS and President of American Business Credit

Jeffrey M. Ruben....................        38     Executive Vice President

Albert W. Mandia....................        54     Executive Vice President and Chief Financial
                                                   Officer

Milt Riseman........................        64     Chairman of Consumer Mortgage Group

-----------------------
(1)  As of May 31, 2001.

Directors

         Our Amended and Restated Certificate of Incorporation currently provides that the Board shall consist of not less than one nor more than fifteen directors and that within these limits the number of directors shall be as established by the Board. The Board has set the number of directors at five or until their successors are elected and qualified. Our Amended and Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes which have staggered terms of office, and which are as equal in number as possible. The members of each class of directors are to be elected for a term of three years. Our Amended and Restated Articles of Incorporation does not permit stockholders to cumulate their votes for the election of directors.

         The principal occupation of each of our directors is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

         Anthony J. Santilli is our Chairman, President, Chief Executive Officer and Chief Operating Officer and is an executive officer of its subsidiaries. He has held these positions since early 1993 when we became the parent company of American Business Credit. He has held the positions with the subsidiaries since the formation of American Business Credit in June 1988.

         Prior to the founding of American Business Credit in 1988, Mr. Santilli was Vice President and Department Head of the Philadelphia Savings Fund Society ("PSFS"). As such, Mr. Santilli was responsible for PSFS' commercial relationships with small and middle market business customers. Mr. Santilli also served as the Secretary of PSFS' Asset/Liability Committee from May 1983 to June 1985 and as the Secretary of PSFS' Policy Committee from June 1986 to June 1987.

         Leonard Becker is a self-employed real estate investor, a position he has held since 1980. Mr. Becker was a former 50% owner and officer of the SBIC of the Eastern States, Inc., a federally licensed small business corporation which made medium term loans to small business concerns from 1967 to 1980. For the last 30 years, Mr. Becker has been heavily involved in the investment in and management of real estate, and has been involved in the ownership of numerous shopping centers, office buildings and apartments. Mr. Becker formerly served as a director of Eagle National Bank and Cabot Medical Corp. and was a founding director in each of these corporations. Mr. Becker is also a director of Universal Display Corporation.

         Michael DeLuca is Chief Executive Officer and a Director of Lux Products Corporation, a position he has held since 1991. Mr. DeLuca was President, Chairman of the Board, Chief Executive Officer and a former owner of Bradford-White Corporation, a manufacturer of plumbing products from 1982 to the end of 1991. Presently, Mr. DeLuca serves as a Director of BWC-West, Inc., Bradford-White International.

         Richard Kaufman is a private investor. From 1982 until the present, he has been self-employed and involved in making and managing investments for his own benefit. From 1976 to 1982, Mr. Kaufman was President and Chief Operating Officer of Morlan International, Inc., a cemetery and financial services conglomerate. From 1970 to 1976, Mr. Kaufman served as a Director and Vice President-Real Estate and Human Services Division of Texas International, Inc., an oil and gas conglomerate.

         Harold E. Sussman is currently a partner in the real estate firm of Colliers, L & A, a major commercial and industrial real estate brokerage and management firm in the Delaware Valley, Fort Lauderdale and Miami, Florida, with which he has been associated since 1972.

Executive Officers who are not also Directors

         The following is a description of the business experience of each executive officer who is not also a director.

         Beverly Santilli, age 41, is First Executive Vice President, a position she has held since September 1998 and Secretary, a position she has held since our inception. Mrs. Santilli has held a variety of positions including Executive Vice President and Vice President. Mrs. Santilli is also the President of American Business Credit. Mrs. Santilli is responsible for all sales, marketing and the day-to-day operation of American Business Credit. Mrs. Santilli is also responsible for human resources of ABFS and its subsidiaries. Prior to joining American Business Credit and from September 1984 to November 1987, Mrs. Santilli was affiliated with PSFS initially as an Account Executive and later as a Commercial Lending Officer with that bank's Private Banking Group. Mrs. Santilli is the wife of Anthony J. Santilli.

         Jeffrey M. Ruben, age 38, is Executive Vice President, a position he has held since September 1998. Mr. Ruben was general counsel from April 1992 to April 2001. He is also Executive Vice President of some of our subsidiaries, positions he has held since April 1992. Mr. Ruben is responsible for the loan and the lease collections departments, the asset allocation unit and the legal department. Mr. Ruben served as Senior Vice President from April 1992 to September 1998. From June 1990 until he joined us in April 1992, Mr. Ruben was an attorney with the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. From December 1987 until June 1990, Mr. Ruben was employed as a credit analyst with the CIT Group Equipment Financing, Inc. Mr. Ruben is a member of the Pennsylvania and New Jersey Bar Associations. Mr. Ruben holds both an American Business Mortgage Services, Inc. Banker License and a New Jersey Secondary Mortgage Banker License.

         Albert W. Mandia, age 54, is Executive Vice President and Chief Financial Officer of ABFS, positions he has held since June 1998 and October 1998, respectively. Mr. Mandia is responsible for all financial, information systems and investor relations functions. From 1974 to 1998, Mr. Mandia was associated with CoreStates Financial Corp. where he last held the position of Chief Financial Officer from February 1997 to April 1998.

         Milt Riseman, age 64, is Chairman of the Consumer Mortgage Group, a position he has held since June 1999. Mr. Riseman is responsible for the sales, marketing and day-to-day operation of Upland Mortgage, including the Upland Mortgage retail operation at the Bala Cynwyd, Pennsylvania headquarters, and the Upland branch operation, which includes our offices throughout the United States. He is also responsible for the consumer mortgage web site. Mr. Riseman was President of Advanta Mortgage from February 1994 until 1999. He joined Advanta in 1992 as Senior Vice President, Administration. From 1986 until 1992, Mr. Riseman was President of Citicorp Acceptance Corp. He joined Citicorp in 1965, and in 1978, he moved into general management positions in the bank's New York region.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 31, 2001 by our directors and executive officers and each person known to be the beneficial owners of five percent or more of our common stock, and all directors and executive officers as a group. The business address of our officers is our address.

                Name, Position and Address                                Number of Shares      Percentage
                    of Beneficial Owner                                Beneficially Owned(1)     of Class
-----------------------------------------------------------           ----------------------   ------------
Anthony J. Santilli, Chairman, President,                                    991,983(2)(3)         34.9%
Chief Executive Officer, Chief Operating
Officer and Director of ABFS,
and Beverly Santilli, President of American Business
Credit and First Executive Vice President and Secretary of
ABFS

Michael DeLuca, Director of ABFS                                             229,722(4)             8.1
Lux Products
6001 Commerce Park
Mt. Laurel, NJ  08054

Richard Kaufman, Director of ABFS                                            206,839(5)             7.3
1126 Bryn Tyddyn Drive
Gladwyne, PA  19035

Leonard Becker, Director of ABFS                                             130,500(6)             4.7
Becker Associates
111 Presidential Blvd., Suite 140
Bala Cynwyd, PA  19004

Harold E. Sussman, Director of ABFS                                          132,047(7)             4.7
Colliers, L&A
399 Market Street, 3rd Floor
Philadelphia, PA  19106

Jeffrey M. Ruben                                                              33,979(8)             1.2
Executive Vice President of ABFS

Albert W. Mandia                                                              14,482(10)            (9)
Executive Vice President - Finance and Chief Financial
Officer of ABFS

Milton Riseman                                                                 4,000(11)            (9)
Chairman of Consumer Mortgage Group of ABFS

All executive officers and directors as a group                            1,743,552(12)           56.9
(9 persons)

--------------------
(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.

 (2) The 912,943 shares of our common stock are held directly by Mr. and Mrs. Santilli as joint tenants with right of survivorship and 3,150 of common stock held through our 401(k) Plan and 6,740 held in trust by Mr. Santilli, Mrs. Santilli and Raymond Bucceroni for the benefit of Luc Armon Santilli, Mr. and Mrs. Santilli's child.

 (3) Includes options to purchase 54,125 shares of common stock awarded to Mr. Santilli pursuant to our Stock Option Plans, all of which are currently exercisable. Excludes options to purchase 15,250 shares of common stock which are not currently exercisable. Includes options to purchase
     15,025 shares of common stock awarded to Mrs. Santilli pursuant to our Stock Option Plans, which are currently exercisable. Excludes options to purchase 23,350 shares of common stock which are not currently exercisable.

 (4) Includes 175,597 shares of common stock held directly and options to purchase 54,125 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.

 (5) Includes 152,714 shares of common stock held directly and options to purchase 54,125 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.

 (6) Includes 100,000 shares of common stock held directly. Includes options to purchase 30,500 shares of common stock awarded pursuant to our Stock Option Plan for Non-Employee Directors, which are currently exercisable.

 (7) Includes 77,922 shares of common stock held directly and options to purchase 54,125 shares of common stock awarded pursuant to our Stock Option Plans, which are currently exercisable.

 (8) Includes 8,400 shares of common stock held directly, 7,929 shares of common stock held through our 401(k) Plan, and options to purchase 17,650 shares of common stock awarded to Mr. Ruben pursuant to our Stock Option Plans, which are currently exercisable. Excludes options to purchase 40,725 shares of common stock which are not currently exercisable.

 (9) Less than one percent.

(10) Includes 1,000 shares of common stock held directly, 1,607 shares of common stock held through our 401(k) Plan, and options to purchase 11,875 shares of common stock awarded to Mr. Mandia pursuant to our Stock Option Plans which are currently exercisable. Excludes options to purchase 41,250 shares of common stock which are not currently exercisable.

(11) Includes options to purchase 4,000 shares of common stock awarded to Mr. Riseman pursuant to our Stock Option Plans which are currently exercisable. Excludes options to purchase 16,000 shares of common stock which are not currently exercisable.

(12) Includes options to purchase 295,550 shares of common stock awarded to our directors and officers pursuant to our Stock Option Plans which are currently exercisable. Excludes options to purchase 136,575 shares of common stock awarded to our directors and officers pursuant to our Stock Option Plans which are not currently exercisable.

                           MARKET FOR COMMON STOCK AND
                           RELATED STOCKHOLDER MATTERS

         Our common stock is currently traded on the NASDAQ National Market System under the symbol "ABFI." Our common stock began trading on the NASDAQ National Market System on February 14, 1997.

         The following table sets forth the high and low sales prices of our common stock for the periods indicated. The stock price information appearing in the table below has been retroactively adjusted to reflect the effect of a 5% stock dividend declared subsequent to June 30, 1999. On May 31, 2001, the closing price of the common stock on the NASDAQ National Market System was $13.80.

                  Quarter Ended                    High          Low
--------------------------------------------     --------      --------
September 30, 1998..........................     $  20.71      $  11.19
December 31, 1998...........................        13.70          5.48
March 31, 1999..............................        14.29         11.67
June 30, 1999...............................        18.93         10.23
September 30, 1999..........................        13.75         11.69
December 31, 1999...........................        13.00          9.34
March 31, 2000..............................        26.00         11.63
June 30, 2000...............................        18.38          9.88
September 30, 2000..........................        15.31          4.88
December 31, 2000...........................         7.88          5.00
March 31, 2001..............................        13.25          6.00
June 30, 2001 (through May 31, 2001) .......        14.85          9.50

         As of March 31, 2001, there were 140 record holders and approximately 1,600 beneficial holders of our common stock.

         During the nine months ended March 31, 2001, we paid dividends of $0.24 per share on our common stock for our aggregate dividend payment of $775,000. During the year ended June 30, 2000, we paid $0.30 per share in dividends on our common stock, for an aggregate dividend payment of $1.0 million. During fiscal 1999, we paid $0.165 per share in dividends on our common stock, for an aggregate dividend payment of $575,000. During fiscal 1998, we paid dividends of $211,000 on our common stock. The payment of dividends in the future is in the sole discretion of our Board of Directors and will depend upon, among other things, earnings, capital requirements and financial condition, as well as other relevant factors.

         As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the excess of our net assets over paid-in-capital or, if there is no excess, our net profits for the current and/or immediately preceding fiscal year.

         On October 27, 1997, we issued 20,240 shares of common stock to Stanley
L. Furst and Joel E. Furst as partial consideration for their 100% interest in American Business Mortgage Services, Inc.

         On April 2, 2001, we issued 2,500 shares to our director, Richard Kaufman as a result of services rendered in connection with the stock buyback program.

         Both of the aforementioned transactions were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

         We do not currently use a broker-dealer or the agent to assist in the sales of the debt securities. We may employ the services of a National Association of Securities Dealers, Inc. member broker-dealer in the future for purposes of offering the debt securities on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we may pay the broker-dealer a commission which we estimate will range from .5% to 10% of the sale price of any notes sold through the broker-dealer, depending on numerous factors. We may also agree to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act and to reimburse the broker-dealer for its costs and expenses, up to a maximum to be determined, based upon the total dollar value of the securities sold. We will otherwise offer the debt securities through our employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934.

         We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders will be refunded within 48 hours after receipt. Once your order has been accepted, the applicable order funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. No minimum number of debt securities must be sold in the offering. You will not know at the time of order whether we will be successful in completing the sale of any or all of the debt securities being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

         We may from time to time offer investment incentives to investors. These incentives could take the form of merchandise, travel, accommodations, or other goods or services which would be awarded to investors who satisfy total investment, length of investment or other criteria. There are no specific incentive programs in place on the date of this prospectus. Any specific incentive program would be disclosed in a prospectus supplement. Investors must consider that they will recognize income for income tax purposes based upon the value of any incentive received.

                                  LEGAL MATTERS

         Blank Rome Comisky & McCauley LLP, a Pennsylvania limited liability partnership, Philadelphia, Pennsylvania, delivered an opinion stating that the debt securities when issued as contemplated by this prospectus will be binding obligations.

                                     EXPERTS

         Our consolidated financial statements as of June 30, 2000, 1999 and for the years ended June 30, 2000, 1999 and 1998 included in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report appearing in this prospectus and have been included in reliance upon that report given upon the authority of BDO Seidman, LLP as experts in accounting and auditing.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         Page
                                                                                         ----
Unaudited Quarterly Financial Information:
         Consolidated Balance Sheets as of March 31, 2001 and
                  June 30, 2000.........................................................  F-2
         Consolidated Statements of Income for the nine months ended
                  March 31, 2001 and 2000...............................................  F-3
         Consolidated Statement of Stockholders' Equity for the
                  nine months ended March 31, 2001 .....................................  F-4
         Consolidated Statements of Cash Flow for the nine months ended
                  March 31, 2001 and 2000...............................................  F-5
         Notes to Consolidated Financial Statements.....................................  F-7

Audited Annual Financial Information:
         Report of Independent Certified Public Accountants.............................  F-15
         Consolidated Balance Sheets as of June 30, 2000 and 1999.......................  F-16
         Consolidated Statements of Income for the years ended
                  June 30, 2000, 1999 and 1998..........................................  F-17
         Consolidated Statements of Stockholders' Equity for the years ended
                  June 30, 2000, 1999 and 1998..........................................  F-18
         Consolidated Statements of Cash Flow for the years ended
                  June 30, 2000, 1999 and 1998..........................................  F-19
         Notes to Consolidated Financial Statements.....................................  F-20

           American Business Financial Services, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                             (dollars in thousands)

                                                                                March 31,            June 30,
                                                                                   2001                2000
                                                                                ----------          ---------
                                                                                Unaudited)            (Note)
Assets
Cash and cash equivalents                                                       $  62,621           $  69,751
Loan and lease receivables, net
   Available for sale (net allowance for loan and lease losses of
     $1,773 at March 31, 2001 and $1,289 at June 30, 2000)                         69,153              44,132
   Other                                                                           16,629              13,002
Interest-only strips                                                              377,190             277,872
Servicing rights                                                                   96,641              74,919
Receivable for sold loans and leases                                                8,580              51,283
Prepaid expenses                                                                    3,242               2,209
Property and equipment, net                                                        20,430              17,756
Other assets                                                                       38,708              41,744
                                                                                ---------           ---------
Total assets                                                                    $ 693,194           $ 592,668
                                                                                =========           =========
Liabilities and Stockholders' Equity
Liabilities
Subordinated debt                                                               $ 482,263           $ 390,676
Warehouse lines and other notes payable                                            38,986              50,842
Accounts payable and accrued expenses                                              33,720              31,496
Deferred income taxes                                                              32,014              22,773
Other liabilities                                                                  35,442              34,766
                                                                                ---------           ---------
Total liabilities                                                                 622,425             530,553
                                                                                ---------           ---------

Stockholders' Equity
Preferred stock, par value $.001, Authorized, 1,000,000
   Shares; issued and outstanding, none                                                 -                   -
Common stock, par value $.001, Authorized, 9,000,000 shares
   Issued:  3,642,592 shares at March 31, 2001 and June 30,
   2000 (including treasury shares of 719,578 at March 31,
   2001 and 318,918 at June 30, 2000)                                                   4                   4
Additional paid-in capital                                                         24,366              24,291
Accumulated other comprehensive income                                             12,012               5,458
Retained earnings                                                                  42,710              36,850
Treasury stock: 719,578 shares at March 31, 2001 and
   318,918 shares at June 30, 2000                                                 (7,723)             (3,888)
                                                                                ---------           ---------
                                                                                   71,369              62,715
Note receivable                                                                      (600)               (600)
                                                                                ---------           ---------
Total stockholders' equity                                                         70,769              62,115
                                                                                ---------           ---------
Total liabilities and stockholders' equity                                      $ 693,194           $ 592,668
                                                                                =========           =========

Note: The balance sheet at June 30, 2000 has been derived from the audited financial statements at that date. See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                        Consolidated Statements of Income
                  (amounts in thousands except per share data)
                                   (unaudited)

                                                          Nine Months Ended
                                                               March 31,
                                                      --------------------------
                                                         2001              2000
                                                      ---------         --------
Revenues
Gain on sale of loans and leases                      $  91,529         $ 63,025
Interest and fees                                        16,555           14,219
Interest accretion on interest-only strips               17,857           11,902
Servicing income                                          4,278            3,412
Other income                                                  6                5
                                                      ---------         --------
Total revenues                                          130,225           92,563
                                                      ---------         --------
Expenses
Interest                                                 41,020           26,175
Provision for credit losses                               2,625            1,040
Employee related costs                                   21,277            7,342
Sales and marketing                                      17,930           19,945
General and administrative                               36,314           18,956
                                                      ---------         --------
Total expenses                                          119,166           73,458
                                                      ---------         --------
Income before provision for income taxes                 11,059           19,105

Provision for income taxes                                4,424            7,642
                                                      ---------         --------
Net income                                            $   6,635         $ 11,463
                                                      =========         ========
Earnings per common share:
   Basic                                              $    2.05         $   3.32
                                                      =========         ========
   Diluted                                            $    2.01         $   3.23
                                                      =========         ========
Average common shares:
   Basic                                                  3,241            3,451
                                                      =========         ========
   Diluted                                                3,298            3,538
                                                      =========         ========

          See accompanying notes to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                 Consolidated Statement of Stockholders' Equity
                             (amounts in thousands)
                                   (unaudited)


For the nine months ended March 31, 2001:
                                                 Common Stock
                                            ---------------------                   Accumulated
                                             Number of               Additional        Other
                                               Shares                 Paid-In      Comprehensive    Retained    Treasury
                                            Outstanding    Amount     Capital          Income       Earnings      Stock
                                            -----------    ------    ----------    -------------    --------    ---------
Balance June 30, 2000....................       3,324       $  4     $ 24,291        $  5,458       $ 36,850    $ (3,888)
Comprehensive income:
  Net income.............................          --         --           --              --          6,635          --
  Net unrealized gain on interest-only
    strips...............................          --         --           --           6,554             --          --
                                                -----       ----     --------        --------       --------    --------
Total comprehensive income...............          --         --           --           6,554          6,635          --

Issuance of non-employee stock options...          --         --           75              --             --          --
Repurchase of treasury shares............        (401)        --           --              --             --      (3,835)
Cash dividends ($0.24 per share).........          --         --           --              --           (775)         --
                                                -----       ----     --------        --------       --------    --------
Balance March 31, 2001                          2,923       $  4     $ 24,366        $ 12,012       $ 42,710    $ (7,723)
                                                =====       ====     ========        ========       ========    ========


For the nine months ended March 31, 2001:


                                                              Total
                                               Note       Stockholders'
                                            Receivable       Equity
                                            ----------    -------------
Balance June 30, 2000....................     $ (600)      $ 62,115
Comprehensive income:
  Net income.............................         --          6,635
  Net unrealized gain on interest-only
    strips...............................         --          6,554
                                              ------       --------
Total comprehensive income...............         --         13,189

Issuance of non-employee stock options...         --             75
Repurchase of treasury shares............         --         (3,835)
Cash dividends ($0.24 per share).........         --           (775)
                                              ------       --------
Balance March 31, 2001                        $ (600)      $ 70,769
                                              ======       ========

           See accompanying notes to consolidated financial statement

           American Business Financial Services, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flow
                             (dollars in thousands)
                                   (unaudited)

                                                                     Nine Months Ended
                                                                          March 31,
                                                               --------------------------------
                                                                  2001                 2000
                                                               -----------          -----------
Cash Flow from Operating Activities:
Net income                                                     $    6,635           $   11,463
Adjustments to reconcile net income to net cash
   used in operating activities:
   Gain on sale of loans and leases                               (91,529)             (63,025)
   Depreciation and amortization                                   20,913               13,945
   Interest accretion on interest-only strips                     (17,857)             (11,902)
   Provision for credit losses                                      2,625                1,040
   Accounts written off, net                                       (2,141)              (1,273)
Loans and leases originated for sale                             (902,808)            (844,365)
Proceeds from sale of loans and leases                            886,153              801,999
Principal payments on loans and leases                              5,109                3,377
Increase in accrued interest and fees on loan and
   lease receivables                                               (3,627)              (3,956)
Purchase of initial overcollateralization on securitized
   loans and leases                                                  (341)              (7,342)
Required purchase of additional overcollateralization on
   securitized loans and leases                                   (31,726)             (20,710)
Cash flow from interest-only strips                                57,039               34,474
Increase in prepaid expenses                                       (1,033)              (2,741)
Increase in accounts payable and accrued expenses                   2,224                  322
Increase in deferred income taxes                                   4,896                9,403
(Decrease) increase in loans in process                            (3,508)               3,297
Other, net                                                         (4,251)              (1,064)
                                                               ----------           ----------

Net cash used in operating activities                             (73,227)             (77,058)
                                                               ----------           ----------

Cash Flows from Investing Activities:
   Purchase of property and equipment, net                         (7,248)              (9,758)
   Sales, redemptions or maturities of investments                    740                   24
                                                               ----------           ----------

Net cash used in investing activities                              (6,508)              (9,734)
                                                               ----------           ----------

           American Business Financial Services, Inc. and Subsidiaries
                Consolidated Statements of Cash Flow (Continued)
                             (dollars in thousands)
                                   (unaudited)

                                                                     Nine Months Ended
                                                                          March 31,
                                                               --------------------------------
                                                                  2001                 2000
                                                               -----------          -----------
Cash Flow from Financing Activities:
 Proceeds from issuance of subordinated debt                   $  156,729           $  177,055
 Redemptions of subordinated debt                                 (65,142)             (59,670)
 Net repayments of revolving lines of credit                       (4,954)             (10,225)
 Borrowings, lease financing facility                                   -               12,294
 Principal payments on lease financing facility                    (2,963)              (1,635)
 Repayments of repurchase agreement                                (3,606)                   -
 Repayments of other notes payable                                   (333)              (1,822)
 Financing costs incurred                                          (2,516)              (2,545)
 Cash dividends paid                                                 (775)                (778)
 Exercise of employee stock options                                     -                  212
 Repurchase of treasury stock                                      (3,835)              (3,090)
                                                               ----------           ----------

Net cash provided by financing activities                          72,605              109,796
                                                               ----------           ----------

 Net (decrease) increase in cash and cash equivalents              (7,130)              23,004
 Cash and cash equivalents, beginning of period                    69,751               22,395
                                                               ----------           ----------

 Cash and cash equivalents, end of period                      $   62,621           $   45,399
                                                               ==========           ==========

Supplemental disclosure of cash flow information
 Cash paid during the period for:
  Interest                                                     $   30,211           $   19,280
                                                               ==========           ==========
  Income taxes                                                 $      572           $      500
                                                               ==========           ==========


          See accompanying note to consolidated financial statements.

           American Business Financial Services, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                                 March 31, 2001

1.  Basis of Financial Statement Presentation

    American Business Financial Services, Inc., together with its subsidiaries (the "Company"), is a diversified financial service organization operating throughout the United States. The Company originates loans through a combination of channels including a national processing center located in the Company's centralized operating office in Bala Cynwyd, Pennsylvania, and a retail branch network of offices. The Company, through its principal direct and indirect subsidiaries, originates, sells and services loans to businesses secured by real estate and other business assets and home equity loans, typically to credit impaired borrowers secured by first and second mortgages. In addition, the Company offers subordinated debt securities to the public, the proceeds of which are used to repay existing debt, to fund loan originations and the Company's operations and for general corporate purposes including purchases of treasury stock.

    Prior to January 1, 2001, the Company originated conventional first mortgage loans, which were sold in the secondary mortgage market. Effective January 1, 2001 we de-emphasized this business as a result of our strategy of focusing on our most profitable lines of business, however, we may from time to time consider originating conventional first mortgage loans on a limited basis in the future.

    Effective December 31, 1999, the Company de-emphasized and subsequent to this date, discontinued the equipment leasing origination business as a result of its strategy of focusing on its most profitable lines of business.

    The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended March 31, 2001 are not necessarily indicative of financial results that may be expected for the full year ended June 30, 2001. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2000.

    Certain prior period financial statement balances have been reclassified to conform to current period presentation.

    Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2001

1.  Basis of Financial Statement Presentation - (Continued)


    certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge),
    (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation. If a derivative is a hedge, depending on the nature of the hedge designation, changes in the fair value of a derivative are either offset against the change in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately.

    SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principal of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the nine months ended March 31, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

    In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125, also titled "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration.

    SFAS No. 140's standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

    SFAS No. 140 is effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this standard is not expected to have a material effect on the Company's financial condition or results of operations. The Company has elected to early adopt the annual disclosure requirements of SFAS No. 140 and has provided them in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2001

1.  Basis of Financial Statement Presentation - (Continued)

    In July 2000, the Emerging Issues Task Force ("EITF"), a standard-setting group under the Financial Accounting Standards Board, reached a consensus in EITF 99-20, "Recognition of Interest Income and Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the recognition of interest income and the measurement of impairment on beneficial interests retained in securitization transactions. If upon evaluation, the retained interest holder determines there is a change in the estimated cash flows from the retained interests, the amount of accretable yield should be recalculated and in certain circumstances, if that change in estimated cash flows is an adverse change, an other than temporary impairment should be considered to have occurred. This accounting guidance is effective for fiscal quarters beginning after March 15, 2001. The new standard is not expected to have a material effect on the Company's financial condition or results of operations.

2.  Loan and Lease Receivables - Available for Sale

    Loan and lease receivables available for sale which are held by the Company were as follows (in thousands):

                                                                    March 31,     June 30,
                                                                      2001          2000
                                                                    ---------     --------
    Real estate secured loans.................................      $ 56,189      $ 26,589

    Leases, net of unearned income of $1,812 and $2,503.......        14,737        18,832
                                                                    --------      --------
                                                                      70,926        45,421

    Less: Allowance for credit losses on loans and leases
       available for sale.....................................         1,773         1,289
                                                                    --------      --------
                                                                    $ 69,153      $ 44,132
                                                                    ========      ========

    At March 31, 2001 and June 30, 2000, the accrual of interest was suspended on real estate secured loans of $4.1 million and $4.3 million, respectively.

3.  Interest-Only Strips

    Activity for interest-only strips for the nine-month periods ended March 31, 2001 and 2000 were as follows (in thousands):


                                                                                  March 31,
                                                                          ------------------------
                                                                             2001           2000
                                                                          ----------    ----------
    Balance at beginning of period....................................    $ 277,872     $ 178,218
    Initial recognition of interest-only strips, including initial
      overcollateralization of $341 and $7,342........................       95,875        81,917
    Required purchases of additional overcollateralization............       31,726        20,710
    Interest accretion................................................       17,857        11,902
    Cash flow from interest-only strips...............................      (57,039)      (34,474)
    Net adjustments to fair value.....................................       10,899           499
                                                                          ---------     ---------
    Balance at end of period..........................................    $ 377,190     $ 258,772
                                                                          =========     =========

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2001

3.  Interest-Only Strips (Continued)

    Interest-only strips include overcollateralization balances that represent excess principal balances of loans and leases in securitization trusts over investor interests in those trusts maintained to provide credit enhancement to investors in securitization trusts. In order to meet the required overcollateralization levels, the trust initially retains cash flows until overcollateralization requirements, which are specific to each securitization, are met. At March 31, 2001, the Company's investment in overcollateralization was $110.6 million.

4.  Servicing Rights

    Activity for servicing rights for the nine-month periods ended March 31, 2001 and 2000 were as follows (in thousands):

                                                         March 31,
                                                 -----------------------
                                                    2001          2000
                                                 ---------     ---------

    Balance at beginning of period.............  $ 74,919      $ 43,210
    Initial recognition of servicing rights....    35,128        31,439
    Amortization...............................   (13,406)       (8,568)
                                                 --------      --------
    Balance at end of period...................  $ 96,641      $ 66,081
                                                 ========      ========

    Servicing rights are periodically valued by the Company based on the current estimated fair value of the mortgage servicing asset. A review for impairment is performed by stratifying the serviced loans and leases based on the predominant risk characteristic, which consists of loan type. Key assumptions used in the periodic valuation of the servicing rights are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Securitization Accounting Considerations." Impairments, if they occur, would be recognized in a valuation allowance for each impaired stratum in the period of adjustment. As of March 31, 2001, no valuation allowance for impairment was required.

5.  Other Assets

    Other assets were comprised of the following (in thousands):

                                                                     March 31,     June 30,
                                                                        2001         2000
                                                                     ---------     ---------
    Goodwill, net of accumulated amortization of $4,141
      and $3,132.................................................    $ 15,457      $ 16,465
    Financing costs, debt offering costs, net of accumulated
      amortization of $7,086 and $5,467..........................       7,353         6,244
    Due from securitization trusts for servicing related
      activities.................................................       4,278        10,075
    Other .......................................................       6,977         5,605
    Real estate owned............................................       3,687         1,659
    Investments held to maturity.................................         956           983
    Investments available for sale (U.S. Treasury Securities)....           -           713
                                                                     --------      --------
                                                                     $ 38,708      $ 41,744
                                                                     ========      ========

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2001

6.  Subordinated Debt, Warehouse Lines and Other Notes Payable

    Subordinated debt was comprised of the following (in thousands):

                                                                   March 31,     June 30,
                                                                     2001          2000
                                                                  ----------    ---------
    Subordinated debentures (a)...............................    $ 472,336     $ 379,836
    Subordinated debentures - money market notes (b)..........        9,927        10,840
                                                                  ---------     ---------
    Total subordinated debt...................................    $ 482,263     $ 390,676
                                                                  =========     =========


    Warehouse lines and other notes payable were comprised of the following (in thousands):

                                                                   March 31,     June 30,
                                                                     2001          2000
                                                                  ----------    ---------
    Warehouse and operating revolving line of credit (c) .....    $  22,740     $       -
    Warehouse revolving line of credit (d)....................        9,367         3,861
    Warehouse revolving line of credit (e)....................            -           250
    Warehouse revolving line of credit (f)....................            -        28,229
    Warehouse revolving line of credit (g) ...................          279             -
    Revolving line of credit (h)..............................            -         5,000
    Repurchase agreement (i)..................................            -         3,606
    Lease funding facility (j)................................        6,376         9,339
    Other debt................................................          224           557
                                                                  ---------     ---------
    Total warehouse lines and other notes payable.............    $  38,986     $  50,842
                                                                  =========     =========

    (a) Subordinated debentures due April 2001 through March 2011, interest rates ranging from 8.35% to 12.57%; subordinated to all of the Company's senior indebtedness.
    (b) Subordinated debentures-money market notes due upon demand, interest rate at 6.15%; subordinated to all of the Company's senior indebtedness.
    (c) $50 million warehouse and operating revolving line of credit expiring December 2001, interest rates ranging from LIBOR plus 1.5% to LIBOR plus 2.0%, collateralized by certain loan receivables and certain interest-only strips from securitization trusts. At any time the amount drawn for operating purposes is limited to $5 million.
    (d) $25 million warehouse revolving line of credit expiring February 2002, interest rates at LIBOR plus 1.75%, collateralized by certain loan receivables.
    (e) $250 million warehouse line of credit terminated March 2001, interest rate of LIBOR plus 1.0%, collateralized by certain loan receivables. The credit facility also provided for the sale of loans into an off-balance sheet facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Securitization Accounting Considerations" for further discussion of the off-balance sheet features of this facility.
    (f) $150 million warehouse revolving line of credit expired October 2000, interest rates ranged from LIBOR plus 1.375% to 2.0%, collateralized by certain loan receivables.
    (g) $200 million warehouse line of credit expiring January 2002, interest rate ranges from 0.95% to 1.15%, collateralized by certain loan receivables.
    (h) $5 million revolving line of credit expired December 2000, interest rate of LIBOR plus 2.0%, collateralized by certain interest-only strips in securitization trusts.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2001

6.  Subordinated Debt, Warehouse Lines and Other Notes Payable (Continued)

    (i) Repurchase agreement expired January 2001, interest rate of LIBOR plus 0.5%, collateralized by certain lease backed securities.

    (j) Lease funding facility matures through December 2004, interest rate of LIBOR plus 1.775%, collateralized by certain lease receivables.

    Under a registration statement declared effective by the Securities and Exchange Commission on October 30, 2000, we registered $350 million of subordinated debt. As of March 31, 2001, $214.1 million of debt was available for future issuance. The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. There is no limit on the amount of senior debt the Company may incur. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

    In July 2000 the Company established a $200.0 million facility, which provides for the sale of mortgage loans into an off-balance sheet funding facility. In addition, in March 2001 a similar $200.0 million off-balance sheet facility was established. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Securitization Accounting Considerations" for further discussion of the off-balance sheet features of these facilities.

7.  Derivative Financial Instruments

    For the nine months ended March 31, 2001, the Company recorded cash losses on the fair value of derivative financial instruments of $4.3 million, which were offset by gains from the securitization of loans during the period. There were no derivative contracts or unrealized gains or losses from derivative contracts outstanding at March 31, 2001.

    During the nine-month period ended March 31, 2000, cash losses of $0.2 million , and cash gains of $0.3 million were incurred on hedging transactions (futures transactions), and were recognized as a component of gains on sale recorded on securitizations during the period.

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Interest Rate Risk Management" for further discussion of the Company's hedging strategy and use of derivative financial instruments.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2001


8.  Earnings Per Share

    Following is a reconciliation of the Company's basic and diluted earnings per share calculations (in thousands except per share data):

                                                        Nine Months Ended
                                                            March 31,
                                                     ---------------------
                                                       2001         2000
                                                     -------      --------
    Earnings
    (a) Net Income ..............................    $ 6,635      $ 11,463
                                                     =======      ========
    Average Common Shares
    (b) Average common shares outstanding .......      3,241         3,451
        Average potentially dilutive shares .....         57            87
                                                     -------      --------
    (c) Average common and potentially
          Dilutive shares .......................      3,298         3,538
                                                     =======      ========
    Earnings Per Common Share
    Basic (a/b) .................................    $  2.05      $   3.32
    Diluted (a/c) ...............................    $  2.01      $   3.23

9.  Segment Information

    The Company has three operating segments: Loan Origination, Servicing, and Treasury and Funding.

    The Loan Origination segment originates business purpose loans secured by real estate and other business assets and home equity loans including loans to credit-impaired borrowers.

    The Servicing segment services the loans and leases the Company originates both while held by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

    The Treasury and Funding segment administers the issuance of the Company's subordinated debt securities and its related interest payments and obtains other sources of funding for the Company's general operating and lending activities.

    The All Other segment mainly represents activities that do not meet the thresholds for determining reportable segments as defined by the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This segment includes financial assets not related to operating segments, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified. Transactions between reportable segments are reported at cost. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

    Reconciling items represent elimination of inter-segment income and expense items.

           American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2001

9.  Segment Information (Continued)


    Nine months ended March 31, 2001
    (in thousands)                              Loan         Treasury                                   Reconciling
                                            Origination    and Funding     Servicing      All Other        Items        Consolidated
                                            -----------    -----------     ---------      ---------     -----------     ------------
    External revenues:
      Gain on sale of loans and leases....    $ 91,529      $       -      $       -      $       -      $        -      $  91,529
      Interest income.....................       5,641            828          1,345         17,857               -         25,671
      Non-interest income.................       8,639              -         17,571              -         (13,185)        13,025
    Inter-segment revenues................           -         47,032              -         40,354         (87,386)             -
    Operating expenses:
      Interest expense....................      16,894         36,807            380         33,971         (47,032)        41,020
      Non-interest expense................      26,062          9,171         15,143         22,082               -         72,458
      Depreciation and amortization.......       2,801             96            633          2,158               -          5,688
      Inter-segment expense...............      53,539              -              -              -         (53,539)             -
    Income tax expense....................       2,606            714          1,104              -               -          4,424
                                              --------      ---------      ---------      ---------      ----------      ---------
    Net income............................    $  3,907      $   1,072      $   1,656      $       -      $        -      $   6,635
                                              ========      =========      =========      =========      ==========      =========
    Segment assets........................    $ 92,425      $ 121,917      $ 100,104      $ 378,748      $        -      $ 693,194
                                              ========      =========      =========      =========      ==========      =========


    Nine months ended March 31, 2000
    (in thousands)                               Loan        Treasury                                   Reconciling
                                             Origination   and Funding     Servicing      All Other        Items        Consolidated
                                             -----------   -----------     ---------      ---------     -----------     ------------
    External revenues:
      Gain on sale of loans and leases....    $  63,025     $       -      $       -      $       -      $        -      $  63,025
      Interest income.....................        3,760           768            805         11,900               -         17,233
      Non-interest income.................        8,866             -         10,772              -          (7,333)        12,305
    Inter-segment revenues................            -        29,754              -         11,730         (41,484)             -
    Operating expenses:
      Interest expense....................       16,560        19,718            168         19,483         (29,754)        26,175
      Non-interest expense................       23,954         8,179          7,490          3,522               -         43,145
      Depreciation and amortization.......        3,282            31            200            625               -          4,138
      Inter-segment expense...............       19,063             -              -              -         (19,063)             -
    Income tax expense....................        5,116         1,038          1,488              -               -          7,642
                                              --------      ---------      ---------      ---------      ----------      ---------
    Net income............................    $   7,676     $   1,556      $   2,231      $       -      $        -      $  11,463
                                              =========     =========      =========      =========      ==========      =========
    Segment assets........................    $ 116,803     $ 103,091      $  67,370      $ 246,493      $        -      $ 533,757
                                              =========     =========      =========      =========      ==========      =========



              Report of Independent Certified Public Accountants



American Business Financial Services, Inc.
Bala Cynwyd, Pennsylvania


     We have audited the accompanying consolidated balance sheets of American Business Financial Services, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income and stockholders' equity, and cash flow for each of the years in the three-year period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Financial Services, Inc. and subsidiaries as of June 30, 2000 and 1999, and the consolidated results of their operations and their cash flow for each of the years in the three-year period ended June 30, 2000 in conformity with generally accepted accounting principles.


/s/ BDO Seidman LLP
---------------------------
BDO Seidman LLP
Philadelphia, Pennsylvania


September 29, 2000

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                                  June 30,
                                                                         ---------------------------
                                                                             2000           1999
                                                                         -----------   -------------
                                                                             (dollar amounts in
                                                                                  thousands)
                                 Assets

Cash and cash equivalents ............................................    $ 69,751       $  22,395
Loan and lease receivables, net
 Available for sale ..................................................      44,132          33,776
 Other ...............................................................      13,002           6,863
Interest-only strips .................................................     277,872         178,218
Servicing rights .....................................................      74,919          43,210
Receivable for sold loans and leases .................................      51,283          66,086
Prepaid expenses .....................................................       2,209           1,671
Property and equipment, net ..........................................      17,756          10,671
Other assets .........................................................      41,744          33,411
                                                                          --------       ---------
Total assets .........................................................    $592,668       $ 396,301
                                                                          ========       =========
                      Liabilities and Stockholders' Equity
Liabilities
 Subordinated debt ...................................................    $390,676       $ 211,652
 Warehouse lines and other notes payable .............................      50,842          58,691
 Accounts payable and accrued expenses ...............................      31,496          26,826
 Deferred income taxes ...............................................      22,773          16,604
 Other liabilities ...................................................      34,766          24,282
                                                                          --------       ---------
Total liabilities ....................................................     530,553         338,055
                                                                          ========       =========
Stockholders' equity
 Preferred stock, par value $.001 Authorized, 1,000,000 shares; Issued
   and outstanding, none .............................................          --              --
 Common stock, par value $.001 Authorized, 9,000,000 shares Issued:
   3,642,592 shares in 2000 and 3,703,514 shares in 1999 (including
   Treasury shares of 318,918 in 2000 and 116,550 in 1999) ...........           4               3
 Additional paid-in capital ..........................................      24,291          23,339
 Accumulated other comprehensive income ..............................       5,458           3,354
 Retained earnings ...................................................      36,850          33,596
 Treasury stock at cost, 318,918 shares in 2000 and 116,550 shares in
   1999 ..............................................................      (3,888)         (1,446)
                                                                          --------       ---------
                                                                            62,715          58,846
 Note receivable .....................................................        (600)           (600)
                                                                          --------       ---------
Total stockholders' equity ...........................................      62,115          58,246
                                                                          --------       ---------
Total liabilities and stockholders' equity ...........................    $592,668       $ 396,301
                                                                          ========       =========

          See accompanying notes to consolidated financial statements

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                     Year ended June 30,
                                                        ---------------------------------------------
                                                             2000            1999            1998
                                                        -------------   -------------   -------------
                                                        (dollar amounts in thousands, except per share
                                                                            data)
Revenues
 Gain on sale of loans and leases ...................     $  90,380       $  64,490       $  40,778
 Interest and fees ..................................        19,400          16,553          17,386
 Interest accretion on interest-only strips .........        16,616           2,021             538
 Servicing income ...................................         4,239           3,321             476
 Other income .......................................            11              39             157
                                                          ---------       ---------       ---------
Total revenues ......................................       130,646          86,424          59,335
                                                          ---------       ---------       ---------
Expenses
 Interest ...........................................        38,122          22,427          13,190
 Provision for credit losses ........................         2,045             928             491
 Employee related costs .............................        12,847           5,318           5,030
 Sales and marketing ................................        25,336          21,859          14,237
 General and administrative .........................        29,331          14,041           8,497
 Interest-only strips fair value adjustment .........        12,603              --              --
                                                          ---------       ---------       ---------
Total expenses ......................................       120,284          64,573          41,445
                                                          ---------       ---------       ---------
Income before provision for income taxes ............        10,362          21,851          17,890
Provision for income taxes ..........................         3,938           7,763           6,435
                                                          ---------       ---------       ---------
Net income ..........................................     $   6,424       $  14,088       $  11,455
                                                          =========       =========       =========
Earnings per common share
 Basic ..............................................     $    1.88       $    3.83       $    3.10
                                                          =========       =========       =========
 Diluted ............................................     $    1.83       $    3.72       $    2.98
                                                          =========       =========       =========
Average common shares (in thousands)
 Basic ..............................................         3,424           3,682           3,692
                                                          =========       =========       =========
 Diluted ............................................         3,509           3,791           3,847
                                                          =========       =========       =========

          See accompanying notes to consolidated financial statements

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          Year ended June 30, 2000, 1999 and 1998
                                   ------------------------------------------------------
                                        Common Stock
                                   -----------------------                  Accumulated
                                       Number                Additional        Other
                                     Of Shares                 Paid-In     Comprehensive
                                    Outstanding    Amount      Capital         Income
                                   -------------  --------  ------------  ---------------
                                                   (amounts in thousands)
Balance, June 30, 1997 ..........      3,679         $ 3      $ 22,669        $    --
Common stock issued for
 acquisition ....................         21          --           500             --
Issuance of non-employee
 stock options ..................         --          --            87             --
Cash dividends ($.06 per
 share) .........................         --          --            --             --
Net income ......................         --          --            --             --
                                       -----         ---      --------        -------
Balance, June 30, 1998 ..........      3,700           3        23,256             --
Comprehensive income:
 Net income .....................         --          --            --             --
 Unrealized gains on
  interest-only strips ..........         --          --            --          3,354
                                       -----         ---      --------        -------
Total comprehensive income                --          --            --          3,354
Issuance of non-employee
 stock options ..................         --          --            73             --
Exercise of stock options .......          4          --            10             --
Cash dividends ($0.165 per
 share) .........................         --          --            --             --
Repurchase of treasury
 shares .........................       (117)         --            --             --
                                       -----         ---      --------        -------
Balance, June 30, 1999 ..........      3,587           3        23,339          3,354
Comprehensive income:
 Net income .....................         --          --            --             --
 Unrealized gains on
  interest-only strips ..........         --          --            --          2,104
                                       -----         ---      --------        -------
Total comprehensive income                --          --            --          2,104
Issuance of non-employee
 stock options ..................         --          --           130             --
Exercise of stock options .......         64           1           218             --
Cash dividends ($0.30 per
 share) .........................         --          --            --             --
Repurchase of treasury
 shares .........................       (327)         --            --             --
Stock dividend (5% of
 outstanding shares)
 Issuance of treasury shares              --          --            --             --
 Issuance of new shares .........         --          --           604             --
                                       -----         ---      --------        -------
Balance, June 30, 2000 ..........      3,324         $ 4      $ 24,291        $ 5,458
                                       =====         ===      ========        =======

                                           Year ended June 30, 2000, 1999 and 1998
                                   --------------------------------------------------------
                                                                                  Total
                                     Retained      Treasury        Note       Stockholders'
                                     Earnings        Stock      Receivable       Equity
                                   ------------  ------------  ------------  --------------
                                                    (amounts in thousands)
Balance, June 30, 1997 ..........    $  8,839      $     --       $ (600)       $ 30,911
Common stock issued for
 acquisition ....................          --            --           --             500
Issuance of non-employee
 stock options ..................          --            --           --              87
Cash dividends ($.06 per
 share) .........................        (211)           --           --            (211)
Net income ......................      11,455            --           --          11,455
                                     --------      --------       ------        --------
Balance, June 30, 1998 ..........      20,083            --         (600)         42,742
Comprehensive income:
 Net income .....................      14,088            --           --          14,088
 Unrealized gains on
  interest-only strips ..........          --            --           --           3,354
                                     --------      --------       ------        --------
Total comprehensive income             14,088            --           --          17,442
Issuance of non-employee
 stock options ..................          --            --           --              73
Exercise of stock options .......          --            --           --              10
Cash dividends ($0.165 per
 share) .........................        (575)           --           --            (575)
Repurchase of treasury
 shares .........................          --        (1,446)          --          (1,446)
                                     --------      --------       ------        --------
Balance, June 30, 1999 ..........      33,596        (1,446)        (600)         58,246
Comprehensive income:
 Net income .....................       6,424            --           --           6,424
 Unrealized gains on
  interest-only strips ..........          --            --           --           2,104
                                     --------      --------       ------        --------
Total comprehensive income              6,424            --           --           8,528
Issuance of non-employee
 stock options ..................          --            --           --             130
Exercise of stock options .......          --            --           --             219
Cash dividends ($0.30 per
 share) .........................      (1,014)           --           --          (1,014)
Repurchase of treasury
 shares .........................          --        (3,994)          --          (3,994)
Stock dividend (5% of
 outstanding shares)
 Issuance of treasury shares               --         1,552           --           1,552
 Issuance of new shares .........      (2,156)           --           --          (1,552)
                                     --------      --------       ------        --------
Balance, June 30, 2000 ..........    $ 36,850      $ (3,888)      $ (600)       $ 62,115
                                     ========      ========       ======        ========

          See accompanying notes to consolidated financial statements

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                              Year ended June 30,
                                                                                 ---------------------------------------------
                                                                                       2000            1999           1998
                                                                                 ---------------  -------------  -------------
                                                                                         (dollar amounts in thousands)
Cash flows from operating activities
  Net income ..................................................................   $      6,424     $   14,088     $   11,455
  Adjustments to reconcile net income to net cash used in operating activities
     Gain on sales of loans and leases ........................................        (90,380)       (64,490)       (40,778)
     Depreciation and amortization ............................................         21,452         10,826          5,340
     Interest accretion on interest-only strips ...............................        (16,616)        (2,021)          (538)
     Interest-only strips fair value adjustment ...............................         12,603             --             --
     Provision for credit losses ..............................................          2,045            928            491
     Net charge-offs ..........................................................         (1,458)        (1,107)          (667)
  Loans and leases originated for sale ........................................     (1,174,518)      (918,477)      (510,783)
  Proceeds from sale of loans and leases ......................................      1,104,372        883,349        436,294
  Principal payments on loans and leases ......................................          9,686          9,200         19,003
  (Increase) decrease in accrued interest and fees on loan and lease
   receivables ................................................................         (6,139)        (2,767)         6,164
  Required purchases of initial overcollateralization on securitized loans and
   leases .....................................................................        (11,232)        (4,825)        (5,376)
  Required purchase of additional overcollateralization for securitized loans
   and leases .................................................................        (29,925)       (16,682)        (9,961)
  Cash flow from interest-only strips .........................................         49,508         32,927         13,382
  Decrease (increase) in receivable for loans and leases sold .................          8,314        (70,895)        (2,687)
  (Increase) decrease in prepaid expenses .....................................           (538)           901         (1,391)
  Increase in accounts payable and accrued expenses ...........................          4,670         11,465          9,199
  Increase in deferred income taxes ...........................................          6,169          5,539          5,333
  Increase in loans in process ................................................         10,484         11,484          6,455
  Other, net ..................................................................         (6,874)          (976)         3,393
                                                                                  ------------     ----------     ----------
Net cash used in operating activities .........................................       (101,953)      (101,533)       (55,672)
                                                                                  ------------     ----------     ----------
Cash flows from investing activities
  Purchase of property and equipment ..........................................        (11,523)        (5,819)        (4,085)
  Proceeds from sale of property and equipment ................................             --            684             --
  Purchase of investments .....................................................           (713)            --         (2,986)
  Principal receipts and maturity of investments ..............................             32          3,428          5,101
  Purchase of subsidiary, net .................................................             --             --         (8,866)
                                                                                  ------------     ----------     ----------
Net cash used in investing activities .........................................        (12,204)        (1,707)       (10,836)
                                                                                  ------------     ----------     ----------
Cash flows from financing activities
  Proceeds from issuance of subordinated debentures ...........................        265,590        168,357         73,884
  Principal payments on subordinated debentures ...............................        (86,567)       (70,636)       (25,044)
  Net borrowings on revolving lines of credit .................................        (14,153)        25,241         19,750
  Borrowings, lease funding facility ..........................................         12,294             --             --
  Principal payments, lease funding facility ..................................         (2,955)            --             --
  (Principal payments on) proceeds from repurchase agreement ..................         (1,072)         4,677             --
  Principal payments on notes payable, other ..................................         (1,963)        (1,566)          (445)
  Financing costs incurred ....................................................         (5,002)        (2,986)        (2,041)
  Exercise of employee stock options ..........................................            219             10             --
  Issuance of non-employee stock options ......................................            130             73             87
  Cash dividends paid .........................................................         (1,014)          (575)          (211)
  Purchase of treasury stock ..................................................         (3,994)        (1,446)            --
                                                                                  ------------     ----------     ----------
Net cash provided by financing activities .....................................        161,513        121,149         65,980
                                                                                  ------------     ----------     ----------
Net increase (decrease) in cash and cash equivalents ..........................         47,356         17,909           (528)
Cash and cash equivalents at beginning of year ................................         22,395          4,486          5,014
                                                                                  ------------     ----------     ----------
Cash and cash equivalents at end of year ......................................   $     69,751     $   22,395     $    4,486
                                                                                  ============     ==========     ==========
Supplemental disclosures of cash flow information
  Cash paid (net refunds received) during the year for:
     Interest .................................................................   $     29,076     $   18,900     $   10,647
                                                                                  ============     ==========     ==========
     Income taxes .............................................................   $       (469)    $    3,750     $       50
                                                                                  ============     ==========     ==========
Supplemental disclosure of noncash financing activity
  Noncash transaction recorded in connection with acquisition of subsidiary
   Decrease in acquisition debt ...............................................   $       (457)    $   (1,001)    $   (3,418)
   Decrease in loan and lease receivables .....................................            457          1,001          3,418


          See accompanying notes to consolidated financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

     American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a diversified financial service organization operating throughout the United States. The Company originates loans through a combination of channels including a national processing center located in the Company's centralized operating office in Bala Cynwyd, Pennsylvania, and a retail branch network of offices. The Company, through its principal direct and indirect subsidiaries, originates, sells and services loans to businesses secured by real estate and other business assets, mortgage and home equity loans, typically to credit impaired borrowers secured by first and second mortgages. In addition the Company offers subordinated debt securities to the public, the proceeds of which are used to fund loan and lease originations and the Company's operations.

     Prior to December 31, 1999 the Company also originated equipment leases. Effective December 31, 1999 the Company de-emphasized the leasing origination business as a result of its strategy of focusing on its most profitable lines of business. The Company is continuing to service the remaining leases in its managed portfolio, which totaled $119.0 million at June 30, 2000.


Business Conditions

     For its ongoing operations, the Company depends upon frequent financings, including the sale of unsecured subordinated debt securities and borrowings under warehouse credit facilities or lines of credit. If it is unable to renew or obtain adequate funding through its sale of subordinated debt securities or under a warehouse credit facility, or other borrowings, the lack of adequate funds would reduce profitability. To the extent that the Company is not successful in maintaining or replacing existing subordinated debt securities upon maturity, it may have to limit loan originations or sell loans earlier than intended and restructure its operations. Limiting originations or earlier sales of loans could reduce profitability.

     The Company has historically experienced negative cash flow from operations since 1996 primarily because its business strategy of selling loans through securitization does not generate cash flow immediately. The Company expects this negative cash flow from operations to continue in the foreseeable future. If the Company continues to experience negative cash flows from operations, its ability to make principal and interest payments due under the terms of the subordinated debentures could be impaired. At June 30, 2000, there were approximately $177.7 million of subordinated debentures which will mature through June 30, 2001.

     The Company obtains the funds to repay the subordinated debentures at their maturities by securitizing loans, selling whole loans and selling additional subordinated debentures. The Company could, in the future, generate cash flows by securitizing, selling, or borrowing against its interest-only strips and selling servicing rights generated in past securitizations. If the Company is unable in the future to securitize loans, to sell whole loans, or to realize cash flows from interest-only strips and servicing rights generated in past securitizations, its ability to repay the subordinated debentures could be impaired.

     Because the Company has only $98.2 million of registered subordinated debt available for future issuance at June 30, 2000, and a new subordinated debenture registration is not effective, the Company has developed a contingent financial restructuring plan including cash flow projections for the twelve months ending September 30, 2001. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated maturities and vendor payments.

     The contingent financial restructuring plan is based on actions that the Company would take to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, transitioning from securitizing the majority of loans originated to selling those loans on a whole-loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back the development of new business distribution channels and less profitable businesses.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

Basis of Financial Statement Presentation

     The consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned.) The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment, credit loss and discount rates on loans and leases sold with servicing retained, estimated servicing revenues and costs, valuation of collateral owned and determination of the allowance for credit losses.

     Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding share, average common share, earnings per common share and stock option amounts reported as of June 30, 1999 and prior have been retroactively adjusted to reflect the effect of a 5% stock dividend declared August 18, 1999. See Note 10 for further description.

Cash and Cash Equivalents

     Cash equivalents consist of short-term investments with an initial maturity of three months or less.

Loan and Lease Receivables

     Loan and lease receivables -- available for sale are loans and leases the Company plans to sell or securitize and are carried at the lower of aggregate cost (principal balance, including unamortized origination costs and fees) or market value. Market value is determined by quality of credit risk, types of loans originated, current interest rates, economic conditions, and other relevant factors.

     Loan and lease receivables -- other is comprised mainly of accrued interest and fees on loans and leases and lease equipment residuals receivable from a third party. These amounts are carried at their net recoverable value.

Allowance for Credit Losses

     The Company's allowance for credit losses on available for sale loans and leases is maintained to account for loans and leases that are delinquent and are expected to be ineligible for sale into a securitization. The allowance is calculated based upon management's estimate of the expected collectibility of loans and leases outstanding based upon a variety of factors, including but not limited to, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, and collateral considerations.

     Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance.

Loan and Lease Origination Costs and Fees

     Direct loan and lease origination costs and loan fees such as points and other closing fees are recorded as an adjustment to the cost basis of the related loan and lease receivable and are recognized in the Consolidated Statement of Income as an adjustment to the gain on sale recorded at the time the loans and leases are securitized.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

Interest-only Strips

     The Company sells a majority of its originated loans and leases through securitizations. In connection with these securitizations, the Company receives cash and an interest-only strip which represents our retained interest in the securitized loans and leases. As a holder of the interest-only strips, the Company is entitled to receive certain excess (or residual) cash flows which are derived from payments made to the trust from the securitized loans and leases after deducting payments to investors in the securitization trust and other miscellaneous fees. These cash flows are projected over the life of the loans and leases using certain prepayment and default assumptions. Excess cash flows are retained by the trust until certain overcollateralization levels are established. The overcollateralization causes the aggregate principal amount of the related securitization pool to exceed the aggregate balance of the investor notes. The overcollateralization serves as credit enhancement for the investors. The securitization trusts and its investors have no recourse to other assets of the Company for failure of the securitized loans and leases to pay when due.

     The fair values of the excess cash flows are estimated based on a discounted cash flow analysis, and are recorded by the Company at the time loans and leases are securitized. Cash flows are discounted from the date the cash is expected to be available to the Company (the "cash-out method"). Cash flows are discounted at a rate management believes is commensurate with the risks involved in the Company's securitization assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Accounting Considerations" for further discussion of how the discount rate is determined.

     Interest-only strips are periodically revalued by the Company based on a discounted cash flow analysis of loans and leases remaining in the trusts. The assumptions for prepayment and default rates are monitored against actual experience and adjusted if warranted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Accounting Considerations" for more information regarding these assumptions and actual experience.

Servicing Rights

     Upon the securitization of loans and leases, the Company retains servicing rights. Because the benefits of servicing are expected to be more than adequate compensation to the Company for performing the servicing, the Company capitalizes the benefits associated with the rights to service securitized loans and leases based on the servicing rights' relative fair value to other consideration received in a securitization. The fair value of servicing rights is estimated based on a discounted cash flow analysis which considers contractual fees for servicing (generally 0.5% of outstanding loans and leases serviced) and the rights to collect ancillary servicing related fees, which include prepayment fees, late charges, nonsufficient fund fees and other miscellaneous fees from the loans and leases, net of costs to service the loans and leases. Assumptions for prepayments and credit losses used to value servicing rights are consistent with assumptions used to value interest-only strips in securitizations. Servicing rights are amortized based on the ratio of net servicing income received in the current period to total net servicing income projected to be realized from the servicing rights. Projected net servicing income is in turn determined by the estimated future balance of the underlying mortgage loan portfolio, which declines over time from prepayments and scheduled loan amortization. Capitalized servicing rights are evaluated for impairment. The servicing rights are stratified by loan type (business or home equity loan) which is the predominant risk characteristic of the underlying financial asset. Impairment, if any, is measured (by strata) as the excess of unamortized cost over fair value as measured by discounted cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Accounting Considerations" for more information regarding these assumptions and actual experience.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets ranging from 3 to 15 years.

Financing Costs and Amortization

     Financing costs incurred in obtaining revolving lines of credit are recorded in other assets and are amortized using the straight-line method over the terms of the agreements. Financing costs incurred in connection with public offerings of subordinated debt securities are also recorded in other assets and are amortized over the term of the related debt.

Investments Held to Maturity

     Investments classified as held to maturity recorded in other assets consist of asset-backed securities that the Company has the positive intent and ability to hold to maturity. These investments are stated at amortized cost.

Real Estate Owned

     Property acquired by foreclosure or in settlement of loan and lease receivables is recorded in other assets, and is carried at the lower of the cost basis in the loan or fair value of the property less estimated costs to sell.

Goodwill

     Goodwill is recorded in other assets and represents the excess of cost over the fair value of the net assets acquired from the Company's 1997 acquisition of New Jersey Mortgage and Investment Corp. Goodwill is amortized on a straightline basis over the expected period of benefit, which approximates 15 years.

Revenue Recognition

     The Company derives its revenue principally from gain on sale of loans and leases, interest and fee income on loans and leases, and servicing income.

     Gains on sales of loans and leases through securitizations represent the difference between the net proceeds to the Company, including retained interests in the securitization, and the allocated cost of loans and leases securitized. The allocated cost of loans and leases securitized is determined by allocating their net carrying value between the loans and leases, the interest-only strips and the servicing rights retained by the Company based upon their relative fair values.

     Interest and fee income consists of interest earned on loans and leases while held in the Company's portfolio, premiums earned on loans sold with servicing released and other ancillary fees collected in connection with loan and lease origination. Interest income is recognized based on the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for 90 days or more. The accrual is resumed when the receivable becomes contractually current, and past-due interest income is recognized at that time. In addition, a detailed review will cause earlier suspension if collection is doubtful. Premiums earned on loans sold with servicing released, referred to as whole loan sales, are the difference between the net proceeds from the sale and the loans net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

     Interest accretion on interest-only strips represents the yield component of cash flows received on interest-only strips. The basis for recognizing interest accretion on interest-only strips is the prospective approach. Periodically the Company updates estimates of residual cash flow from its securitizations. When it is probable that there is a favorable change in estimated residual cash flow from the cash flow previously projected, the Company recognizes a greater percentage of estimated interest accretion earned by the securitization. Any probable unfavorable change in estimated residual cash flow would likewise decrease the percentage of estimated interest accretion earned by the securitization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended June 30, 2000 Compared to Year Ended June 30, 1999" for additional discussion of interest accretion.

     Servicing income is recognized as contractual fees and other fees for servicing loans and leases are collected, net of amortization of servicing rights assets.

Derivative Financial Instruments

     The primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed rate loans are originated and the date of securitization. The company utilizes hedging strategies to mitigate the effect of changes in interest between the date rate commitments on loans are made and the date the fixed rate pass-through certificates to be issued by a securitization trust are priced, a period typically less than 90 days.

     These strategies include the utilization of derivative financial instruments such as futures and forward pricing on securitizations. The nature and quality of hedging transactions are determined by the Company's management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. At the time the contract is executed, derivative contracts are specifically designated as hedges of mortgage loans, loan commitments or of residual interests in mortgage loans in the Company's conduit facility to be included in the next subsequent securitization. The mortgage loans, loan commitments and mortgage loans underlying the residual interests in the conduit facility consist of essentially similar pools of fixed rate loans and loan commitments, collateralized by real estate (primarily residential real estate) with similar maturities and credit characteristics. Fixed rate pass-through certificates issued by securitization trusts are generally priced to yield a spread above a benchmark rate based on U.S. Treasury securities or Eurodollar futures with a three-year maturity. The Company hedges potential rate changes in the Treasury and Eurodollar securities with futures contracts or forward sales contracts on a similar underlying security. This has provided strong correlation between our hedge contracts and the ultimate pricing we have received on the subsequent securitizations. The gain or loss derived from these hedging transactions is deferred, reported in other assets or other liabilities and recognized as an adjustment to the gains on sale of loans when the loans are securitized. The cash flow related to hedging activities is reported as it occurs. Gains and losses on terminated contracts are recognized when the termination occurs. The effectiveness of our hedges are continuously monitored. If correlation did not exist, the related gain or loss on the contract would be recognized as an adjustment to income in the period incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management" for further discussion of the Company's use of derivative financial instruments.

Income Taxes

     The Company and its subsidiaries file a consolidated federal income tax return.

     Under the asset and liability method used by the Company to provide for income taxes, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of existing assets and liabilities.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

Acquisition

     Effective October 1, 1997, the Company acquired all of the issued and outstanding stock of New Jersey Mortgage and Investment Corp. ("NJMIC"), a mortgage and leasing company based in Roseland, New Jersey. The purchase price for the stock consisted of $11.0 million in cash, a note payable of $5.0 million and the issuance of 20,240 shares of the Company's common stock. The purchase agreement included a provision for a series of contingent payments to the former stockholders of NJMIC totaling $4.0 million based on NJMIC's attainment of certain performance targets over a three year period. To date the Company has paid $2.7 million of the total amount of contingent payments and the remaining $1.3 million has been recorded as a payable as of June 30, 2000. The contingent payments were recorded as additional goodwill. Pursuant to the terms of the acquisition agreement, the Company is permitted to reduce the amount payable to the former owners of NJMIC under the $5.0 million note payable described above, in an amount equal to the losses sustained from October 1997 to October 2000 on any loans or leases acquired in the NJMIC transaction.

     The transaction has been accounted for under the purchase method and accordingly the results of NJMIC have been included with the Company's since the date of acquisition.


Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign-currency-denominated forecasted transaction. At the time of issuance SFAS No. 133 was to be effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 1999. Subsequently the effective date of the standard was delayed until years beginning after June 15, 2000. The adoption of this standard is not expected to have a material effect on the Company's financial condition or results of operations.

2. LOAN AND LEASE RECEIVABLES

                                                                                  June 30,
                                                                           -----------------------
                                                                              2000         1999
                                                                           ----------   ----------
                                                                               (in thousands)
Real estate secured loans ..............................................    $26,589      $21,027
Leases (net of unearned income of $2,503 and $1,543) ...................     18,832       13,451
                                                                            -------      -------
                                                                             45,421       34,478
Less allowance for credit losses on loan and lease receivables available
 for sale ..............................................................      1,289          702
                                                                            -------      -------
                                                                            $44,132      $33,776
                                                                            =======      =======

     Real estate secured loans have contractual maturities of up to 30 years.

     At June 30, 2000 and 1999, the accrual of interest income was suspended on real estate secured loans of $4.3 million and $85 thousand, respectively. Based on its evaluation of the collateral related to these loans, the Company expects to collect the contractual principal.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

2. LOAN AND LEASE RECEIVABLES  -- (Continued)

     Substantially all leases originated by the Company are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

3. ALLOWANCE FOR CREDIT LOSSES

                                                                Year ended June 30,
                                                        ------------------------------------
                                                            2000          1999        1998
                                                        -----------   -----------   --------
                                                                   (in thousands)
Balance at beginning of year ........................    $    702      $    881      $  338
Provision for credit losses:
 Business purpose loans .............................         660           278         128
 Home equity loans ..................................         350           296          --
 Equipment leases ...................................       1,035           354         363
                                                         --------      --------      ------
 Total provision ....................................       2,045           928         491
                                                         --------      --------      ------
Acquired through acquisition ........................          --            --         719
                                                         --------      --------      ------
Charge-offs, net of recoveries:
 Business purpose loans .............................        (225)         (301)       (138)
 Home equity loans ..................................         (85)         (486)         --
 Equipment leases ...................................      (1,148)         (320)       (529)
                                                         --------      --------      ------
 Total charge-offs ..................................      (1,458)       (1,107)       (667)
                                                         --------      --------      ------
Balance at end of year ..............................    $  1,289      $    702      $  881
                                                         ========      ========      ======
Ratio of net charge-offs during the period to average
 managed portfolio ..................................        0.31%         0.12%       0.12%
Ratio of allowance to gross receivables .............        2.84%         2.04%       1.39%

     Recoveries of loans previously charged off were $40 thousand and $3 thousand during the years ended June 30, 2000 and 1999, respectively. No recoveries were recorded in the year ended June 30, 1998.

     While we are under no obligation to do so, at times we elect to repurchase some foreclosed and delinquent loans from the securitization trusts. Under the terms of the securitization agreements, repurchases are permitted only for foreclosed and delinquent loans and the purchase prices are at the loans' outstanding contractual balance. We elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flows from securitization trusts. The related charge-offs on these repurchased loans are included in our provision for credit losses in the period of charge-off.

     The following table summarizes the principal balances of loans repurchased from securitization trusts (in thousands):

                                               Year ended June 30,
                                        ----------------------------------
                                           2000         1999        1998
                                        ----------   ----------   --------
Business loans ......................    $ 4,118      $    74      $ 297
Home equity loans ...................      4,710        1,272        201
                                         -------      -------      -----
Total ...............................    $ 8,828      $ 1,346      $ 498
                                         =======      =======      =====
Number of loans repurchased .........         81           19          4
                                         =======      =======      =====

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

4. SECURITIZATIONS

     The following schedule details loan and lease securitizations (in millions):

                                                      Year ended June 30,
                                            ----------------------------------------
                                                2000           1999          1998
                                            ------------   -----------   -----------
Loans and leases sold:
 Business loans .........................     $   104.5      $   71.9      $  54.1
 Home equity loans ......................         887.9         613.0        270.9
 Equipment leases .......................           9.3          92.6         59.7
                                              ---------      --------      -------
                                              $ 1,001.7      $  777.5      $ 384.7
                                              =========      ========      =======
Number of securitizations:
 Business and home equity loans .........             4             4            3
 Equipment leases .......................             1             2            1
Cash proceeds:
 Business and home equity loans .........     $   993.0      $  685.0      $ 325.0
 Equipment leases .......................          10.0          91.1         13.7
Gains:
 Business and home equity loans .........          90.2          61.9         40.5
 Equipment leases .......................           0.2           2.6          0.3
                                              ---------      --------      -------
                                              $    90.4      $   64.5      $  40.8
                                              =========      ========      =======


     The Company's securitizations involve a two-step transfer that meets the requirements of SFAS No. 125. First, the Company sells the loans and leases to a special purpose entity which has been established for the limited purpose of buying and reselling the loans and leases. Next, the special purpose entity then sells the loans and leases to a qualified special purpose entity (the "Trust"), transferring title to the loans and leases and isolating those assets from the Company. Finally, the Trust issues certificates to investors to raise the cash purchase price, collects proceeds on behalf of the certificate holders, distributes proceeds and has a distinct legal standing from the Company.

     In March 2000, the Company amended its arrangements with a warehouse lender to include an off-balance sheet conduit facility. The sale into the off-balance sheet conduit facility involves a two-step transfer that qualifies for sale accounting under SFAS No. 125. First, we sell the loans to a special purpose entity which has been established for the limited purpose of buying and reselling the loans. Next, the special purpose entity sells the loans to a qualified special purpose entity ("the facility") for cash proceeds generated by its sale of notes to a third party purchaser. We have no obligation to repurchase the loans and neither the third party note purchaser nor the facility has a right to require such repurchase. The facility has the option to re- securitize the loans, ordinarily using longer-term certificates. If the loans are not re-securitized by the facility, the third party note purchaser has the right to securitize or sell the loans. Under this arrangement, the loans have been isolated from us and our subsidiaries; and, as a result, the transfer to the conduit facility is treated as a sale for financial reporting purposes. During fiscal 2000, we sold approximately $97.7 million in principal amount of loans to the conduit facility and recognized gains on those sales totaling approximately $9.6 million. In June 2000, $19.4 million of loans in the conduit facility were re-securitized by the facility. At June 30, 2000 there were $78.3 million in principal amount of loans in the conduit facility and an additional $0.2 million in the on balance sheet facility.

     Subsequent to June 30, 2000, we and our subsidiaries, American Business Credit, HomeAmerican Credit and New Jersey Mortgage, established a $200.0 million facility which provides for the sale of loans into an off balance sheet funding facility with UBS Principal Finance, LLC, an affiliate of UBS Warburg. The sale into the off-balance sheet conduit facility involves a two-step transfer that qualifies for sale accounting under

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

4. SECURITIZATIONS -- (Continued)

SFAS No. 125. First, we sell the loans to a special purpose entity which has been established for the limited purpose of buying and reselling the loans. Next, the special purpose entity sells the loans to a qualified special purpose entity ("the facility") for cash proceeds generated by its sale of notes to a third party purchaser. We have no obligation to repurchase the loans, except under certain conditions where loans do not conform to representations and warranties made by us at the time of sale, and neither the third party note purchaser nor the sponsor has a right to require such repurchase. The facility has the option to re-securitize the loans, ordinarily using longer-term certificates. If the facility fails to re-securitize the loans within a specified period, the third party note purchaser has the right to securitize or sell the loans. Under this arrangement, the loans have been isolated from us and our subsidiaries; and, as a result, transfers to the conduit facility will be treated as sales for financial reporting purposes.

     During the year ended June 30, 1999, equipment leases were also securitized in numerous sales to a commercial paper conduit. The commercial paper conduit arrangement provided for sale of the equipment leases using a pooled securitization. The facility is sponsored by a major financial institution which has the option to re-securitize the leases, ordinarily using longer-term certificates. Should a longer-term securitization not occur, the leases would remain in the commercial paper conduit until their contractual termination. The Company has no obligation to repurchase the leases and neither the facility nor the sponsor has a right to require such repurchase. Under this arrangement the leases have been isolated from the Company; and as a result, the transfer of these leases to the conduit facility is treated as a sale for financial reporting purposes. The Company ceased originating equipment leases as of December 31, 1999 and no longer sells leases into this facility. The final two transfers of leases into this facility with a remaining balance of $9.3 million at June 30, 2000 were accounted for as financing transactions.

     In Fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips. The write down included a charge of $11.2 million related to an increase from 11% to 13% in the discount rate used to value our interest-only strips. This change in the discount rate was considered an other than temporary fair value adjustment and was recorded as expense in fiscal 2000. The factors that lead to this other than temporary decline in fair value include:

     o Sustained increase in market interest rates;

     o Increases in the all-in cost of the Company's mortgage loan trust investor certificates;

     o Increases in the cost of funding the Company's interest-only strips; particularly the interest rate paid on subordinated debt; and

     o Events and conditions in the mortgage lending industry and the actions by others in that industry.

     The write down also included a charge of $1.9 million for the impact of changes in one-month LIBOR deemed to be other than temporary. A portion of the certificates issued to investors by securitization trusts have floating interest rates based on one-month LIBOR plus a spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in rates paid on the floating rate certificates. The write down included a credit of $0.5 million for the net impact of adjustments made to the prepayment assumptions on mortgage loan securitizations at June 30, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Accounting Considerations" for a discussion of the discount rate and prepayment assumptions. See "Interest Rate Risk Management -- Interest-only Strips and Servicing Rights" for a discussion of the impact of one-month LIBOR. The write down reduced net income by $7.8 million and reduced diluted earnings per share by $2.23.

     Information regarding the initial and current assumptions applied in determining the fair values of our mortgage and lease related interest-only strips and servicing rights are detailed in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Accounting Considerations."

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

5. INTEREST-ONLY STRIPS

                                        June 30,
                                -------------------------
                                    2000          1999
                                -----------   -----------
                                     (in thousands)
Interest-only strips--
 Available for sale .........    $273,629      $172,411
 Trading assets .............       4,243         5,807
                                 --------      --------
                                 $277,872      $178,218
                                 ========      ========

     SFAS No. 134, which became effective January 1, 1999, requires that after the securitization of a mortgage loan held for sale, the resulting mortgage-backed security or other retained interests be classified based on the Company's ability and intent to hold or sell the investments. As a result, retained interests previously classified as trading assets, as required by prior accounting principles, have been reclassified to available for sale. The effect of SFAS No. 134 on net income and net income per share in fiscal 1999 was $3.3 million and $0.88, respectively.

     Interest-only strips include overcollateralization balances that represent undivided interests in securitizations maintained to provide credit enhancement to investors in securitization trusts. At June 30, 2000 and 1999, the Company's investment in overcollateralization was $82.0 million and $38.6 million, respectively.

     The activity for interest-only strip receivables is summarized as follows (in thousands):

                                                                                    Year ended June 30,
                                                                                 -------------------------
                                                                                     2000          1999
                                                                                 -----------   -----------
Balance at beginning of year .................................................    $ 178,218     $  95,913
Initial recognition of interest-only strips, including initial
 overcollateralization of $11,232 and $4,825, respectively....................      111,714        93,175
Required purchases of additional overcollateralization .......................       29,925        16,682
Interest accretion and other .................................................       16,616         2,021
Cash flow from interest-only strips ..........................................      (49,508)      (32,927)
Net adjustments to fair value ................................................        3,510         3,354
Other than temporary fair value adjustment ...................................      (12,603)           --
                                                                                  ---------     ---------
Balance at end of year .......................................................    $ 277,872     $ 178,218
                                                                                  =========     =========

     In Fiscal 2000, a write down of $12.6 million was recorded on the Company's interest-only strips. See Note 4 -- "Securitizations" for further description of the write down.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

6. SERVICING RIGHTS

     The total managed loan and lease portfolio, which includes loans and leases sold to investors and those retained by the Company, is as follows (in thousands):
                                             June 30,
                                   ----------------------------
                                        2000           1999
                                   -------------   ------------
Home equity loans ..............    $1,578,038     $  858,806
Business purpose loans .........       221,546        148,932
Equipment leases ...............       118,956        169,180
                                    ----------     ----------
                                    $1,918,540     $1,176,918
                                    ==========     ==========

     The activity for the loan and lease servicing rights asset is summarized as follows (in thousands):

                                                      Year ended June 30,
                                                    ------------------------
                                                        2000         1999
                                                    -----------   ----------
Balance at beginning of year ....................    $  43,210     $ 18,472
Initial recognition of servicing rights .........       44,574       30,289
Amortization ....................................      (12,181)      (5,551)
Write down ......................................         (684)          --
                                                     ---------     --------
Balance at end of year ..........................    $  74,919     $ 43,210
                                                     =========     ========

     Servicing rights are periodically valued by the Company based on the current estimated fair value of the mortgage servicing asset. A review for impairment is performed by stratifying the serviced loans and leases based on the predominant risk characteristic, which consists of loan type. Key assumptions used in the periodic valuation of the servicing rights are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Accounting Considerations." Impairments, if they occurred, would be recognized in a valuation allowance for each impaired stratum in the period of impairment. To date, our valuation analysis has not indicated any impairment other than the $0.7 million write down recorded in fiscal 2000 and no valuation allowance has been required. At June 30, 2000 and 1999, the periodic valuations supported the carrying value of servicing rights.

7. PROPERTY AND EQUIPMENT

                                                              June 30,
                                                       -----------------------
                                                          2000         1999
                                                       ----------   ----------
                                                           (in thousands)
Computer equipment and software .....................   $16,809      $ 7,548
Office furniture and equipment ......................    10,119        8,531
Leasehold improvements ..............................     2,481        1,756
                                                        -------      -------
                                                         29,409       17,835
Less accumulated depreciation and amortization ......    11,653        7,164
                                                        -------      -------
                                                        $17,756      $10,671
                                                        =======      =======

     Depreciation and amortization expense was $4.4 million, $2.9 million and $1.7 million for the years ended June 30, 2000, 1999 and 1998, respectively.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

8. OTHER ASSETS
                                                              June 30,
                                                       -----------------------
                                                          2000         1999
                                                       ----------   ----------
                                                           (in thousands)
Goodwill, net of accumulated amortization of $3,132
 and $1,913 ........................................    $16,465      $15,018
Due from securitization trusts for servicing related
 activities ........................................     10,075        7,131
Financing costs, debt offerings, net of accumulated
 amortization of $5,467 and $3,903 .................      6,244        4,487
Other ..............................................      5,605        4,918
Real estate owned ..................................      1,659          843
Investments held to maturity .......................        983        1,014
Investments available for sale (U.S. Treasury
 Securities) .......................................        713           --
                                                        -------      -------
                                                        $41,744      $33,411
                                                        =======      =======

9. SUBORDINATED DEBT AND WAREHOUSE LINES AND
   OTHER NOTES PAYABLE

     Subordinated debt was comprised of the following (in thousands):

                                                           June 30,
                                                   -------------------------
                                                       2000          1999
                                                   -----------   -----------
Subordinated debentures (a) ....................    $389,477      $206,918
Subsidiary subordinated debentures (b) .........       1,199         4,734
                                                    --------      --------
Total subordinated debentures ..................    $390,676      $211,652
                                                    ========      ========

     Warehouse lines and other notes payable were comprised of the following (in thousands):

                                                             June 30,
                                                      -----------------------
                                                         2000         1999
                                                      ----------   ----------
Warehouse revolving line of credit (c) ............    $28,229      $42,627
Warehouse revolving line of credit (d) ............      3,861           --
Warehouse revolving line of credit (e) ............        250          102
Warehouse revolving line of credit (f) ............         --        3,764
Lease funding facility (g) ........................      9,339           --
Revolving line of credit (h) ......................      5,000        5,000
Repurchase agreement (i) ..........................      3,606        4,677
Other debt ........................................        557        1,271
Senior subordinated debt (j) ......................         --        1,250
                                                       -------      -------
Total warehouse lines and other notes payable .....    $50,842      $58,691
                                                       =======      =======

(a) Subordinated debentures due July 2000 through June 2010, interest rates ranging from 6.15% to 12.25%; subordinated to all of the Company's indebtedness.

(b) Subsidiary subordinated debentures due July 2000 through December 2002, interest rates ranging from 9.00% to 10.45%; subordinated to all of the Company's indebtedness.

(c) $150 million warehouse revolving line of credit expiring October 2000, interest rates ranging from LIBOR plus 1.375% to LIBOR plus 2.0%, collateralized by certain loan receivables.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

9. SUBORDINATED DEBT AND WAREHOUSE LINES AND
   OTHER NOTES PAYABLE  -- (Continued)

(d) $25 million warehouse revolving line of credit expiring December 2000, interest rate of LIBOR plus 1.75%, collaterized by certain loan receivables.

(e) $150 million warehouse line of credit expiring August 2000, interest rate of LIBOR plus 1.0%, collateralized by certain loan receivables.

(f) $20 million warehouse revolving line of credit, expired January 2000, interest rates at prime less 1.0% or LIBOR at the Company's option, collateralized by lease receivables.

(g) Lease funding facility due April 2000 through December 2004, interest rate of LIBOR plus 1.775%, collateralized by certain lease receivables.

(h) $5 million revolving line of credit expiring December 2000, interest rate of LIBOR plus 2.0%, collateralized by certain residual interests in securitization trusts.

(i) Repurchase agreement due July 2000, interest rate of LIBOR plus 0.5%, collateralized by certain lease backed securities.

(j) Senior subordinated debt due July 2000, interest rate of 12.0%, subordinated to certain subsidiary's senior indebtedness.

     Principal payments on debt for the next five years are as follows: year ending June 30, 2001 - $219.3 million; 2002 - $98.5 million; 2003 - $48.3 million; 2004 - $21.6 million; and 2005 - $24.7 million.

     The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. There is no limit on the amount of senior debt the Company may incur. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

     The loan agreements provide for certain covenants regarding net worth and financial matters. At June 30, 2000, the Company is in compliance with the terms of the loan covenants.

     Subsequent to June 30, 2000, the Company and its subsidiaries, American Business Credit, HomeAmerican Credit and New Jersey Mortgage established a $200.0 million facility which provides for the sale of loans into an off balance sheet funding facility with UBS Principal Finance, LLC an affiliate of UBS Warburg.

10. STOCKHOLDERS' EQUITY

     On August 18, 1999, the Company's Board of Directors declared a 5% stock dividend to be paid on September 27, 1999 to shareholders of record on September 3, 1999. In addition the Board resolved that all outstanding stock options would be adjusted for the dividend. Accordingly, all outstanding shares, earnings per common share, average common share and stock option amounts have been retroactively adjusted to reflect the effect of the stock dividend.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

10. STOCKHOLDERS' EQUITY  -- (Continued)

     As previously reported, the Company's Board of Directors authorized the repurchase of up to 10% of the outstanding shares of our common stock. On January 24, 2000, the Board of Directors authorized the repurchase of an additional 338,000 shares, representing 10.0% of the then outstanding shares. The Company's Board of Directors initiated the stock repurchase program in view of the price level of our common stock which was trading at that time at below book value and the Company's consistent earnings growth over fiscal 1998 and 1999, which did not result in a corresponding increase in the market value of our common stock. In fiscal 2000, 328,000 shares were repurchased representing 9% of the outstanding shares. The impact of the share repurchase program was an increase of diluted earnings per share by approximately $0.06 for the year ended June 30, 2000.

     The Company increased its quarterly dividend to $0.08 per share in fiscal 2000. Dividends of $0.30 were paid in the year ended June 30, 2000 compared to $0.165 and $0.06 in each of the years ended June 30, 1999 and 1998, respectively.

     The Company has a loan receivable from an officer of the Company for $600 thousand, which was an advance for the exercise of stock options to purchase 225,012 shares of the Company's common stock. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 225,012 shares of the Company's stock, and is shown as a reduction of stockholders' equity on the accompanying balance sheet.

11. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) defined contribution plan, which was established in 1995, available to all employees who have been with the Company for one year and have reached the age of 21. Employees may generally contribute up to 15% of their salary each year, subject to IRS imposed limitations. The Company, at its discretion, may match up to 25% of the first 5% of salary contributed by the employee, and may match an additional 25% of the first 5% of salary contributed by the employee in Company stock. The Company's contribution was $304 thousand and $263 thousand for the years ended June 30, 2000 and 1999, respectively.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

12. STOCK OPTION PLANS

     The Company has a stock option plan that provides for the periodic granting of options to key employees ("the Employee Plan"). The options are generally granted at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years. At June 30, 2000, 261,000 shares were available for future grant under this plan.

     A summary of stock option activity under the Employee Plan for the years ended June 30, 2000, 1999 and 1998 follows. Stock option activity for the years ended June 30, 1999 and 1998 has been retroactively adjusted for the effect of the 5% stock dividend described in Note 10.



                                                Number of     Weighted-Average
                                                  Shares       Exercise Price
                                               -----------   -----------------
Options outstanding, June 30, 1997 .........     238,875         $ 14.43
Options granted ............................     106,575           22.95
Options canceled ...........................      (9,450)          19.51
                                                 -------
Options outstanding, June 30, 1998 .........     336,000           18.10
Options granted ............................      14,175           17.86
Options exercised ..........................      (3,937)           2.54
Options canceled ...........................     (41,475)          20.48
                                                 -------
Options outstanding, June 30, 1999 .........     304,763           16.74
Options granted ............................     225,650           13.00
Options exercised ..........................     (41,738)           2.58
Options canceled ...........................     (22,575)          20.79
                                                 -------
Options outstanding, June 30, 2000 .........     466,100         $ 16.00
                                                 =======

     The following tables summarize information about stock options outstanding under the Employee Plan at June 30, 2000:

                              Options Outstanding

                                             Weighted
                                            Remaining
Range of Exercise           Number of      Contractual      Weighted-Average
Prices of Options             Shares      Life in Years      Exercise Price
------------------------   -----------   ---------------   -----------------
$4.76 ..................      23,625           0.2               $ 4.76
13.00 ..................     225,650           9.4                13.00
14.29 to 19.05 .........     133,350           6.5                18.76
19.52 to 24.76 .........      83,475           7.4                22.88
                             -------
                             466,100           7.8               $16.00
                             =======

                              Options Exercisable

                                             Weighted
                                            Remaining
Range of Exercise           Number of      Contractual      Weighted-Average
Prices of Options             Shares      Life in Years      Exercise Price
------------------------   -----------   ---------------   -----------------
$4.76 ..................      23,625           0.2               $ 4.76
13.00 ..................      10,000           9.3                13.00
14.29 to 19.05 .........      83,685           6.4                18.61
19.52 to 24.76 .........      36,960           7.4                22.86
                              ------
                             154,270           5.9               $17.15
                             =======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

12. STOCK OPTION PLANS -- (Continued)

     The Company accounts for stock options issued under the Employee Plan using the intrinsic value method, and, accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. Had the Company accounted for stock options granted under the Employee Plan using the fair value method, pro forma net income and earnings per share would have been as follows (in thousands except per share amounts):



                                               June 30,
                               -----------------------------------------
                                   2000          1999           1998
                               -----------   ------------   ------------
Net income
 As reported ...............     $ 6,424       $ 14,088       $ 11,455
 Pro forma .................       6,161         13,811         10,956
Earnings per share - basic
 As reported ...............     $  1.88       $   3.83       $   3.10
 Pro forma .................        1.80           3.75           2.97
Earnings per share - diluted
 As reported ...............     $  1.83       $   3.72       $   2.98
 Pro forma .................        1.75           3.64           2.85


     The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                           June 30,
                                    ------------------------------------------------------
                                          2000               1999               1998
                                    ----------------   ----------------   ----------------
Expected volatility .............            30%                30%                30%
Expected life ...................         8 yrs.          5-10 yrs.          5-10 yrs.
Risk-free interest rate .........    6.12%-6.70%        4.50%-5.68%        5.39%-6.17%


     The Company also has a non-employee director stock option plan ("the Director Plan") that provides for the granting of options to non-employee directors. Options generally are granted at or above the market price of the stock on the date of grant, fully vest when granted and expire three to ten years after the date of grant.

     A summary of activity under the Director Plan for the three years ended June 30, 2000, 1999 and 1998 follows. Stock option activity for the years ended June 30, 1999 and 1998 have been retroactively adjusted for the effect of the 5% stock dividend described in Note 10.

                                                  Number      Weighted-Average
                                                of Shares      Exercise Price
                                               -----------   -----------------
Options outstanding, June 30, 1997 .........     115,500           $ 6.97
Options granted ............................      21,000            22.14
                                                 -------
Options outstanding, June 30, 1998 .........     136,500             9.30
Options granted ............................      21,000            14.29
                                                 -------
Options outstanding, June 30, 1999 .........     157,500             9.97
Options granted ............................      40,000            13.00
Options exercised ..........................     (22,500)            5.00
                                                 -------
Options outstanding, June 30, 2000 .........     175,000           $11.43
                                                 =======

     The fair value of options granted under the Director Plan is expensed on the date of grant. The Company recognized expense of $130 thousand, $73 thousand, and $87 thousand for the years ended June 30, 2000, 1999, and 1998, respectively.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

13. INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                                   Year ended June 30,
                                             --------------------------------
                                               2000        1999        1998
                                             --------   ---------   ---------
Current
 Federal .................................    $  935     $1,268      $1,087
                                              ------     ------      ------
Deferred
 Federal .................................     3,003      6,495       5,348
 State ...................................        --         --          --
                                              ------     ------      ------
                                               3,003      6,495       5,348
                                              ------     ------      ------
Total provision for income taxes .........    $3,938     $7,763      $6,435
                                              ======     ======      ======

     There were no tax benefits from the utilization of net operating loss carryforwards in the years ended June 30, 2000 or 1999.


     The cumulative temporary differences resulted in net deferred income tax assets or liabilities consisting primarily of the following (in thousands):

                                                            Year ended June 30,
                                                           ---------------------
                                                              2000        1999
                                                           ---------   ---------
Deferred income tax assets
 Allowance for credit losses ...........................    $ 1,575     $   704
 Net operating loss carryforwards ......................     33,657      11,262
 Other .................................................        125          --
                                                            -------     -------
                                                             35,357      11,966
Less valuation allowance ...............................     12,121       6,845
                                                            -------     -------
                                                            $23,236     $ 5,121
                                                            =======     =======
Deferred income tax liabilities
 Loan and lease origination costs/fees, net ............    $ 1,301     $ 1,123
 Book over tax basis of property and equipment .........         --          47
 Interest-only strips and other receivables ............     41,585      16,551
 Servicing rights ......................................      3,123       4,004
                                                            -------     -------
                                                             46,009      21,725
                                                            -------     -------
Net deferred income tax liability ......................    $22,773     $16,604
                                                            =======     =======

     The valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company, which are not presently expected to be utilized.

     A reconciliation of income taxes at federal statutory rates to the Company's tax provision is as follows (in thousands):

                                                         Year ended June 30,
                                                  ---------------------------------
                                                     2000        1999        1998
                                                  ---------   ---------   ---------
Federal income tax at statutory rates .........    $3,627      $7,429      $6,083
Nondeductible items ...........................       623         528         349
Other, net ....................................      (312)       (194)          3
                                                   ------      ------      ------
                                                   $3,938      $7,763      $6,435
                                                   ======      ======      ======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

13. INCOME TAXES  -- (Continued)

     For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $151.5 million available to reduce future state income taxes for various states as of June 30, 2000. If not used, substantially all of the carryforwards will expire at various dates from June 30, 2001 to June 30, 2003.

14. COMMITMENTS AND CONTINGENCIES

     As of June 30, 2000, the Company leases property under noncancelable operating leases requiring minimum annual rentals as follows (in thousands):



                Year ending June 30,                 Amount
                --------------------                 ------
  2001 .........................................    $ 4,233
  2002 .........................................      3,954
  2003 .........................................      3,559
  2004 .........................................         82
  2005 .........................................         31
                                                    -------
                                                    $11,859
                                                    =======


     Rent expense for leased property was $3.6 million, $2.9 million and $1.7 million, respectively, for the years ended June 30, 2000, 1999 and 1998.

Employment Agreements

     The Company entered into employment agreements, as amended, with three executives under which they are entitled to annual base compensation of $625 thousand, collectively, adjusted for increases in the Consumer Price Index and merit increases for one executive. The agreements also provide for bonus payments under a cash bonus plan established by the Company's Board of Directors. The agreements terminate upon: (a) the earlier of the executive's death, permanent disability, termination of employment for cause, voluntary resignation or 70th birthday; or (b) the later of the third anniversary for one executive and fifth anniversary of the agreement for the other two executives, or from three to five years from the date of notice to the executive of the Company's intention to terminate the agreement.

     In addition, the three executives are entitled to a cash payment equal to 299% of the last five years average annual compensation in the event of a "change in control," as defined in the agreement.

     The Company has also entered into an employment agreement with another executive under which he is entitled to receive annual base compensation of $335 thousand which shall be reviewed annually and may be adjusted for merit increases. The executive is also entitled to participate in the Company's cash bonus plan based upon performance and achievement of specific goals. This agreement terminates upon: (a) the earlier of the executive's death, permanent disability, termination of employment for cause, voluntary resignation (except that no voluntary resignation may occur prior to June 2001) or 70th birthday; or (b) upon notice to the executive of the Company's intention to terminate the agreement without cause in which case the executive will receive a cash payment equal to his annual base salary. This agreement is binding upon any successor of the Company by merger, consolidation, purchase or otherwise.

     The Company has also entered into employment arrangements with two additional executives under which they are entitled to receive annual base compensation of $645 thousand, collectively. The arrangements also provide for cash bonus payments based upon the executives achieving specific goals and objectives. One of these executives is entitled to one year's base salary if the Company terminates his employment for any reason except cause. This same executive is entitled to a maximum cash payment of two times annual compensation in the event of a "change of control" as defined in the agreement.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

15. LEGAL PROCEEDINGS

     From time to time, the Company is involved as plaintiff or defendant in various legal proceedings arising in the normal course of our business. While the Company cannot predict the ultimate outcome of these various legal proceedings, it is management's opinion that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or liquidity.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

     No active market exists for certain of the Company's assets and liabilities. Therefore, fair value estimates are based on judgments regarding credit risk, investor expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rates and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     The following table summarizes the carrying amounts and fair value estimates of financial instruments recorded on the Company's financial statements at June 30, 2000 and 1999 (in thousands):

                                                         June 30, 2000
                                                   --------------------------
                                                     Carrying         Fair
                                                       Value         Value
                                                   ------------   -----------
Assets
 Cash and cash equivalents .....................    $  69,751      $ 69,751
 Loans and leases available for sale ...........       44,132        45,330
 Interest-only strips ..........................      277,872       277,872
 Servicing rights ..............................       74,919        75,400
 Investments available for sale ................          713           713
 Investments held to maturity ..................          983           859
Liabilities
 Subordinated debt and warehouse lines and notes
   payable .....................................    $ 441,518      $438,433

                                                         June 30, 1999
                                                   --------------------------
                                                    Carrying          Fair
                                                      Value          Value
                                                   ------------   -----------
Assets
 Cash and cash equivalents .....................     $ 22,395      $ 22,395
 Loans and leases available for sale ...........       33,776        35,152
 Interest-only strips ..........................      178,218       178,218
 Servicing rights ..............................       43,210        43,210
 Investments held to maturity ..................        1,014           911
Liabilities
 Subordinated debt and warehouse lines and notes
   payable .....................................     $270,343      $270,915

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

16. FAIR VALUE OF FINANCIAL INSTRUMENTS -- (Continued)

     The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

   Cash and cash equivalents -- For these short-term instruments, the carrying amount approximates fair value.

   Loans and leases available for sale -- Fair value is determined by recent sales and securitizations.

   Interest-only strips -- Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

   Servicing rights -- Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

   Investments available for sale (U.S. Treasury Securities) -- Fair value is determined using current market rates.

   Investments held to maturity -- Represent mortgage loan backed securities retained in securitizations. Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans.

   Subordinated debt and notes payable -- The fair value of fixed debt is estimated using the rates currently available to the Company for debt of similar terms.

   The carrying value of investment securities at June 30, 2000 was as follows (in thousands):

                                                                           Gross          Gross
                                                          Amortized     Unrealized     Unrealized      Fair
                                                             Cost          Gains         Losses        Value
                                                         -----------   ------------   ------------   --------
Held-to-Maturity:
Mortgage backed securities retained in securitizations
 (mature July 2000 through April 2011) ...............     $   983         $ --         $  (124)      $  859
Available for sale:
U.S. Treasury securities (mature March 2001 through
 April 2001) .........................................         713           --              --          713
                                                           -------         ----         -------       ------
Total ................................................     $ 1,696         $ --         $  (124)      $1,572
                                                           =======         ====         =======       ======

     The carrying value of investment securities at June 30, 1999 was as follows (in thousands):

                                                                           Gross          Gross
                                                          Amortized     Unrealized     Unrealized      Fair
                                                             Cost          Gains         Losses        Value
                                                         -----------   ------------   ------------   --------
Held-to-Maturity:
Mortgage backed securities retained in securitizations     $ 1,014         $ --         $  (103)      $ 911
                                                           -------         ----         -------       -----
Total ................................................     $ 1,014         $ --         $  (103)      $ 911
                                                           =======         ====         =======       =====

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

17. DERIVATIVE FINANCIAL INSTRUMENTS

     Outstanding derivative contracts by items hedged and associated unrealized losses as of June 30, 2000 are as follows. There were no outstanding hedge positions at June 30, 1999 (in thousands):

                                  Eurodollar       Forward
                                    Futures       Treasury
                                   Contracts        Sales          Total
                                 ------------   ------------   -------------
Loans available for sale:
   Notional amount ...........     $ 20,000       $     --       $  20,000
   Unrealized losses .........          (54)            --             (54)
Mortgage conduit facility:
   Notional amount ...........       25,000         35,000          60,000
   Unrealized losses .........          (19)          (114)           (133)
Loan commitments:
   Notional amount ...........       20,000         10,000          30,000
   Unrealized losses .........          (25)           (23)            (48)
                                   --------       --------       ---------
Total:
   Notional amount ...........     $ 65,000       $ 45,000       $ 110,000
   Unrealized losses .........          (98)          (137)           (235)
                                   ========       ========       =========

     During fiscal 2000, net cash losses of $2.1 million were realized on hedging transactions (futures contracts), and were recognized as a component of gains on sale recorded on securitizations during the year. During fiscal 1999, net losses of approximately $2.0 million were realized on hedging transactions (futures contracts), and were recognized as reductions to the gains on sale for the securitizations during the year.

     At June 30, 2000 the Company had an obligation to satisfy a mortgage securitization prefund requirement of $67.9 million which was satisfied in July 2000.

18. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

                                                                   Year ended June 30,
                                                        ------------------------------------------
                                                            2000           1999           1998
                                                        ------------   ------------   ------------
                                                           (in thousands except per share data)
(Numerator)
Net income ..........................................     $  6,424       $ 14,088       $ 11,455
                                                          ========       ========       ========
(Denominator)
Average Common Shares
 Average common shares outstanding ..................        3,424          3,682          3,692
 Average potentially dilutive shares ................           85            109            155
                                                          --------       --------       --------
 Average common and potentially dilutive shares .....        3,509          3,791          3,847
                                                          ========       ========       ========
Earnings per common share
 Basic ..............................................     $   1.88       $   3.83       $   3.10
                                                          ========       ========       ========
 Diluted ............................................     $   1.83       $   3.72       $   2.98
                                                          ========       ========       ========

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

19. SEGMENT INFORMATION

     The Company has three operating segments: Loan Origination, Servicing, and Treasury and Funding.

     The Loan Origination segment originates business purpose loans secured by real estate and other business assets, home equity loans typically to credit-impaired borrowers, conventional first mortgage loans secured by one to four family residential real estate and prior to December 31, 1999, small ticket and middle market business equipment leases.

     The Servicing segment services the loans and leases the Company originates both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

     The Treasury and Funding segment offers the Company's subordinated debt securities pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.

     All Other mainly represents segments that do not meet the SFAS No. 131 defined thresholds for determining reportable segments, financial assets not related to operating segments, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

     The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

     Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.

                                                                                Year ended June 30, 2000
                                                   --------------------------------------------------------------------------------
                                                                    Treasury
                                                        Loan          and                      All       Reconciling
                                                    Origination     Funding    Servicing      Other         Items      Consolidated
                                                   -------------  ----------- -----------  -----------  ------------  -------------
                                                                                   (in thousands)
External revenues:
 Gain on sale of loans and leases ...............     $ 90,380     $     --    $     --     $     --     $       --      $ 90,380
 Interest income ................................        5,179          848       1,218       16,615             --        23,860
 Non-interest income ............................        1,468           --      14,938           --             --        16,406
Inter-segment revenues ..........................           --       43,909          --       21,070        (64,979)           --
Operating expenses:
 Interest expense ...............................       22,892       29,471         385       29,283        (43,909)       38,122
 Non-interest expense ...........................       34,866       10,918      11,238        6,739             --        63,761
 Depreciation and amortization ..................        2,089           42         260        3,407             --         5,798
 Interest-only strips fair value adjustment .....           --           --          --       12,603             --        12,603
 Inter-segment expense ..........................       21,070           --          --           --        (21,070)           --
Income tax expense ..............................        6,122        1,644       1,624       (5,452)            --         3,938
                                                      --------     --------    --------     --------     ----------      --------
Net income ......................................     $  9,988     $  2,682    $  2,649     $ (8,895)    $       --      $  6,424
                                                      ========     ========    ========     ========     ==========      ========
Segment assets ..................................     $118,949     $128,402    $ 77,499     $267,818     $       --      $592,668
                                                      ========     ========    ========     ========     ==========      ========


          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

19. SEGMENT INFORMATION -- (Continued)

                                                                    Year ended June 30, 1999
                                         -------------------------------------------------------------------------------
                                                         Treasury
                                              Loan         and                      All       Reconciling
                                          Origination    Funding    Servicing      Other         Items      Consolidated
                                         -------------  ---------  -----------  -----------  ------------  -------------
                                                                         (in thousands)
External revenues:
 Gain on sale of loans and leases .....     $64,490      $    --    $     --     $     --     $      --       $ 64,490
 Interest income ......................       5,883          321       1,000        2,120            --          9,324
 Non-interest income ..................       5,225           88       7,265           32            --         12,610
Inter-segment revenues ................          --       24,716          --       25,080       (49,796)            --
Operating expenses:
 Interest expense .....................      14,313       14,995         415       17,420       (24,716)        22,427
 Non-interest expense .................      21,885        6,242       2,274        7,573            --         37,974
 Depreciation and amortization ........       1,385        1,653         300          834            --          4,172
 Inter-segment expense ................      24,490          590          --           --       (25,080)            --
Income tax expense ....................       4,805          584       1,875          499            --          7,763
                                            -------      -------    --------     --------     ---------       --------
Net income ............................     $ 8,720      $ 1,061    $  3,401     $    906     $      --       $ 14,088
                                            =======      =======    ========     ========     =========       ========
Segment assets ........................     $66,969      $86,442    $ 44,921     $197,969     $      --       $396,301
                                            =======      =======    ========     ========     =========       ========

20. QUARTERLY DATA STATEMENT (UNAUDITED)

     The following tables summarize financial data by quarters for the years ended June 30, 2000 and 1999 (in thousands):

                                                                        Quarterly data for the year ended 2000
                                                            ---------------------------------------------------------------
                                                                June 30,       March 31,     December 31,     September 30,
                                                            ---------------   -----------   --------------   --------------
Revenues
 Gain on sale of loans and leases .......................     $  27,355        $ 23,412        $ 20,492         $ 19,121
 Interest and fees ......................................         5,181           4,723           4,737            4,759
 Interest accretion on interest-only strips .............         4,714           4,836           4,316            2,750
 Servicing income .......................................           827           1,173           1,050            1,189
 Other income ...........................................             6               2               2                1
                                                              ---------        --------        --------         --------
Total revenues ..........................................        38,083          34,146          30,597           27,820
Total expenses ..........................................        46,826(a)       27,621          24,334           21,503
                                                              ---------        --------        --------         --------
Income (loss) before provision for income taxes .........        (8,743)          6,525           6,263            6,317
Provision for income taxes ..............................        (3,704)          2,610           2,505            2,527
                                                              ---------        --------        --------         --------
Net income (loss) .......................................     $  (5,039)       $  3,915        $  3,758         $  3,790
                                                              =========        ========        ========         ========
Earnings per common share
 Basic ..................................................     $   (1.44)       $   1.16        $   1.10         $   1.06
                                                              =========        ========        ========         ========
 Diluted ................................................     $   (1.44)       $   1.12        $   1.08         $   1.03
                                                              =========        ========        ========         ========


(a) Includes an interest-only strips fair value adjustment of $12.6 million.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

20. QUARTERLY DATA STATEMENT (UNAUDITED) -- (Continued)


                                                                   Quarterly data for the year ended 1999
                                                        ------------------------------------------------------------
                                                          June 30,      March 31,     December 31,     September 30,
                                                        ------------   -----------   --------------   --------------
Revenues
 Gain on sale of loans and leases ...................     $ 18,701      $ 17,417        $ 14,775         $ 13,597
 Interest and fees ..................................        3,836         4,271           3,907            4,539
 Interest accretion on interest-only strips .........        1,322           307             208              184
 Servicing income ...................................        1,354           952             525              490
 Other income .......................................            2            22               1               14
                                                          --------      --------        --------         --------
Total revenues ......................................       25,215        22,969          19,416           18,824
Total expenses ......................................       19,495        17,487          13,949           13,642
                                                          --------      --------        --------         --------
Income before provision for income taxes ............        5,720         5,482           5,467            5,182
Provision for income taxes ..........................        2,059         1,973           1,969            1,762
                                                          --------      --------        --------         --------
Net income ..........................................     $  3,661      $  3,509        $  3,498         $  3,420
                                                          ========      ========        ========         ========
Earnings per common share
 Basic ..............................................     $   1.01      $   0.95        $   0.95         $   0.92
                                                          ========      ========        ========         ========
 Diluted ............................................     $   0.98      $   0.92        $   0.92         $   0.90
                                                          ========      ========        ========         ========

================================================================================

You should rely only on the information contained or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus, including information incorporated by reference, is accurate as of any date other than the date on the front of the prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities in any jurisdiction where that offer or sale is not permitted. The information in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of securities.





                                AMERICAN BUSINESS
                            FINANCIAL SERVICES, INC.

                                     [LOGO]

                                  $325,000,000

                                       of

                          Subordinated Investment Notes
                        and Adjustable Rate Subordinated
                               Money Market Notes





                               ------------------

                                   PROSPECTUS

                               ------------------









================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses to be incurred in connection with the offering of the Debt Securities, other than underwriting discounts and commissions, which ABFS does not anticipate paying:


                  SEC Registration Fee*.......................   $   81,250
                  NASD Filing Fee.............................           --
                  Printing, Engraving and Mailing.............      300,000
                  Legal Fees and Expenses.....................       50,000
                  Accounting Fees and Expenses................       50,000
                  Blue Sky Fees and Expenses..................       20,000
                  Miscellaneous...............................    6,770,000
                                                                 ----------
                                 TOTAL                           $7,271,250
                                                                 ==========
* Exact; all other fees and expenses are estimates

Item 15.  Indemnification of Directors and Officers.

         The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Bylaws (the "Bylaws") of ABFS provide for indemnification of its directors and officers to the full extent permitted by Delaware law. In the event that the Delaware General Corporation Law (the "Corporation Law") is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Certificate of Incorporation and Bylaws provide that the personal liability of the directors and officers of ABFS shall be so eliminated or limited.

         Section 145 of the Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

         Section 145 of the Corporation Law provides that a company may pay the expenses incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Certificate of Incorporation and Bylaws of ABFS provide that ABFS shall pay such expenses.

         The Company maintains insurance to cover the Company's directors and executive officers for liabilities which may be incurred by the Company's directors and executive officers in the performance of their duties.

Item 16.    Exhibits

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 4.1                Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.1 of Amendment No. 1 to the Registration
                    Statement on Form SB-2 filed April 29, 1994, Registration
                    Number 33-76390).

 4.2 Form of Unsecured Investment Note issued pursuant to Indenture with First Trust, National Association, a national banking association (Incorporated by reference from Exhibit
                    4.5 of Amendment No. One to the Registration Statement on Form SB-2 filed on December 14, 1995, Registration Number 33-98636 (the "1995 Form SB-2").

 4.3 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

 4.4 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

 4.5 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the 1997 Form SB-2).

 4.6 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

 4.7 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 4.8                Form of Indenture by and between ABFS and U.S. Bank Trust,
                    National Association, a national banking association
                    (Incorporated by reference from Exhibit 4.8 of Registrant's
                    Registration Statement on Form S-2, No. 333-63859, filed
                    September 21, 1998).

 4.9 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.9 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

 4.10 Form of Indenture by and between ABFS and U.S. Bank Trust National Association (Incorporated by reference from Exhibit
                    4.10 of Registrant's Registration Statement on Form S-2, No. 333-87333, filed September 17, 1999).

 4.11 Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated by reference from Exhibit 4.11 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

 4.12               Form of Investment Note. (Incorporated by reference from
                    Exhibit 4.12 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

 4.13 Form of Indenture by and between ABFS and U.S. Bank Trust National Association.

 4.14               Form of Investment Note.

  5                 Opinion of Blank Rome Comisky & McCauley LLP.

 10.1 Amended and Restated Stock Option Plan (Incorporated by reference from Exhibit 10.2 of ABFS' Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997, File No. 0-22474).

 10.2               Stock Option Award Agreement (Incorporated by reference from
                    Exhibit 10.1 of the Registration Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form S-11")).

 10.3 1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from Exhibit 10.6 of the Amendment No. 1 to the 1996 Form SB-2 filed on February 4, 1996 Registration No. 333-18919 (the "Amendment No. 1 to the 1997 Form SB-2")).

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 10.4               Form of Option Award Agreement for Non-Employee Directors
                    Plan for Formula Awards (Incorporated by reference from Exhibit 10.13 of the 1996 Form 10-KSB).

 10.5 1997 Non-Employee Director Stock Option Plan (including form of Option Agreement) (Incorporated by reference from Exhibit
                    10.1 of the September 30, 1997 Form 10-QSB).

 10.6 Lease dated January 7, 1994 by and between TCW Realty Fund IV Pennsylvania Trust and ABFS (Incorporated by reference from Exhibit 10.9 of the Registration Statement on Form SB-2 filed March 15, 1994, File No. 33-76390).

 10.7 First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 24, 1994. (Incorporated by reference from Exhibit 10.9 of ABFS' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

 10.8 Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference from Exhibit 10.10 of the 1995 Form 10-KSB).

 10.9 Third Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated July 25, 1995 (Incorporated by reference from Exhibit 10.11 of the 1995 Form 10-KSB).

 10.10 Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995 (Incorporated by reference from Exhibit 10.14 of the 1995 Form SB-2).

 10.11 Form of Employment Agreement with Anthony J. Santilli, Beverly Santilli and Jeffrey M. Ruben (Incorporated by reference from Exhibit 10.15 of the Amendment No. 1 to the 1996 Form SB-2).

 10.12 Amendment One to Anthony J. Santilli Employment Agreement (Incorporated by reference from Exhibit 10.3 of the September 30, 1997 Form 10-QSB).

 10.13 Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference from Exhibit 10.4 of the September 30, 1997 Form 10-QSB).

 10.14              Management Incentive Plan (Incorporated by reference from
                    Exhibit 10.16 of the 1996 Form SB-2).

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 10.15              Form of Option Award Agreement for Non-Employee Directors
                    Plan for Non-Formula Awards (Incorporated by reference from Exhibit 10.18 of the Amendment No. 1 to the 1996 Form SB-2).

 10.16 Form of Pooling and Servicing Agreement related to the Company's loan securitizations dated May 1, 1996, August 31, 1996, February 28, 1997, September 1, 1997, February 1, 1998, June 1, 1998, and September 1, 1998 (Incorporated by reference from Exhibit 4.1 of ABFS' Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995 (the "March 31, 1995 Form 10-QSB")).

 10.17 Form of Sales and Contribution Agreement related to the Company's loan securitizations dated May 1, 1996 and September 27, 1996 (Incorporated by reference from Exhibit
                    4.1 of the March 31, 1995 Form 10-QSB).

 10.18 Form of Indenture related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999, March 1, 2000,
                    June 1, 2000, September 1, 2000 and December 1, 2000.

 10.19 Form of Unaffiliated Sellers Agreement related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999,
                    March 1, 2000, June 1, 2000, September 1, 2000 and December 1, 2000.

 10.20 Fourth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated April 9, 1996 (Incorporated by reference from Exhibit 10.22 to the Amendment No. 1 to the 1997 SB-2).

 10.21 Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 8, 1996 (Incorporated by reference from Exhibit 10.23 to the Amendment No. 1 to the 1997 SB-2).

 10.22 Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated March 31, 1997 (Incorporated by reference from Exhibit 10.24 to the Amendment No. 1 to the 1997 SB-2).

 10.23              Agreement for Purchase and Sale of Stock between Stanley L.
                    Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference from ABFS' Current Report on Form 8-K dated October 27, 1997, File No. 0-22747).

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 10.24              Standard Form of Office Lease and Rider to Lease dated April
                    2, 1993 by and between 5 Becker Associates and NJMIC
                    (Incorporated by reference from Exhibit 10.29 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No.
                    333-2445).

 10.25 First Amendment of Lease by and between 5 Becker Associates and NJMIC dated July 27, 1994 (Incorporated by reference from Exhibit 10.30 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.26 Form of Debenture Note related to NJMIC's subordinated debt (Incorporated by reference from Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.27 Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference from Exhibit
                    10.33 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.28 Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996 (Incorporated by reference from
                    Exhibit 10.34 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.29 Amended and Restated Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit
                    10.35 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.30 Amended and Restated Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit 10.36 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.31 Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.37 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 10.32              Specific Terms and Conditions of Lease Acquisition Agreement
                    related to NJMIC's lease securitization dated March 1, 1996
                    (Incorporated by reference from Exhibit 10.38 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No.
                    333-2445).

 10.33 Form of Indenture related to the lease-backed securitizations among ABFS Equipment Contract Trust 1998-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998 and among ABFS Equipment Contract Trust 1999-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1999. (Incorporated by reference from Exhibit 10.39 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21,
                    1998).

 10.34 Form of Receivables Sale Agreement related to the lease-backed securitizations ABFS Equipment Contract Trust 1998-A, dated June 1, 1998, and ABFS Equipment Contract Trust 1999-A, dated June 1, 1999.

 10.35 Form of Unaffiliated Seller's Agreement related to the Company's home equity loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998, June 1, 1998,
                    and September 1, 1998 (Incorporated by reference from Exhibit 10.40 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

 10.36 $100.0 Million Receivables Purchase Agreement, dated September 30, 1998 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Capital Markets and First Union National Bank, as liquidity agent. (Incorporated by reference from Exhibit 10.1 of the Registrant's September 30, 1998 Form 10-Q).

 10.37 Lease Agreement dated August 30, 1999 related to One Presidential Boulevard (Incorporated by reference to Exhibit
                    10.1 of the Registrant's September 30, 1999 Form 10-Q).

 10.38 Employment Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.2 of the Registrant's September 30, 1999 Form 10-Q).

 10.39 Change in Control Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.3 of the Registrant's September 30, 1999 Form 10-Q).

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 10.40              American Business Financial Services Inc. 1999 Stock Option
                    Plan (Incorporated by reference from Exhibit 10.2 of the Registrant's December 31, 1999 Form 10-Q).

 10.41 Amendment No. 3 to Receivables Purchase Agreement, dated as of October 13, 1999 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit
                    10.3 of the Registrant's December 31, 1999 Form 10-Q).

 10.42 Amendment No. 4, dated as of November 12, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.4 of the Registrant's December 31, 1999 Form 10-Q).

 10.43 Amendment No. 5, dated as of November 29, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.5 of the Registrant's December 31, 1999 Form 10-Q).

 10.44 Amendment No. 6, dated as of December 14, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.6 of the Registrant's December 31, 1999 Form 10-Q).

 10.45 Seventh Amendment, dated as of December 31, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.7 of the Registrant's December 31, 1999 Form 10-Q).

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 10.46              Eight Amendment, dated as of January 10, 2000, to the
                    Receivables Purchase Agreement, dated as of September 30,
                    1998, among American Business Lease Funding Corporation,
                    American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal
                    Agent (Incorporated by reference from Exhibit 10.8 of the Registrant's December 31, 1999 Form 10-Q).

 10.47 Sale and Servicing Agreement, dated as of March 1, 2000, by and among Prudential Securities Secured Financing Corporation, ABFS Mortgage Loan Trust 2000-1, Chase Bank of Texas, N.A., as collateral agent, The Chase Manhattan Bank, as indenture trustee and American Business Credit, Inc., as Servicer (Incorporated by reference from Exhibit 10.1 of the Registrant's March 31, 2000 Form 10-Q).

 10.48 Warehousing Credit and Security Agreement dated as of May 5, 2000 between New Jersey Mortgage and Investment Corp., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and Residential Funding Corporation. (Incorporated by reference from Exhibit 10.63 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

 10.49 Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent (Incorporated by reference from Exhibit
                    10.64 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (the "2000 Form 10-K")).

 10.50 Indenture dated as of July 6, 2000 between ABFS Mortgage Loan Warehouse Trust 2000-2 and The Chase Manhattan Bank. (Incorporated by reference from Exhibit 10.65 of the 2000 Form 10-K).

 10.51 Employment Agreement by and between American Business Financial Services, Inc. and Milton Riseman (Incorporated by reference from Exhibit 10.66 of the 2000 Form 10-K).

 10.52 Letter Employment Agreement by and between American Business Financial Services, Inc. and Ralph Hall (Incorporated by reference from Exhibit 10.67 of the 2000 Form 10-K).

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 10.53              Master Loan and Security Agreement, dated as of January 22,
                    2001, between American Business Credit, Inc., HomeAmerican
                    Credit, Inc., d/b/a Upland Mortgage, and American Business
                    Mortgage Services, Inc., f/k/a New Jersey Mortgage and
                    Investment Corp., as Borrowers, American Business Financial
                    Services, Inc., as Guarantor, and Morgan Stanley Dean Witter
                    Mortgage Capital Inc., as Lender (Incorporated by reference from Exhibit 10.1 of Registrant's December 31, 2000 Form
                    10-Q).

 10.54 Secured Credit Agreement, among: American Business Credit, Inc. ("ABC"), a Pennsylvania corporation, HomeAmerican Credit, Inc. ("HAC"), a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and New Jersey Mortgage and Investment Corp., a New Jersey corporation whose name will be changed in January 2001 to American Business Mortgage, American Business Financial Services, Inc. (the "Parent"), and The Chase Manhattan Bank (Incorporated by reference from Exhibit 10.2 of Registrant's December 31, 2000 Form 10-Q).

 10.55 Sale and Servicing Agreement, dated as of March 1, 2001, by and among ABFS OSO, Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation, as the Originators, American Business Financial Services Inc., a Delaware corporation, as the Guarantor, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, EMC Mortgage Corporation, a Delaware corporation, as the Back-up Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Indenture Trustee and the Collateral Agent. (Incorporated by reference from Exhibit 10.72 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

 10.56 Indenture, dated as of March 1, 2001, by and among Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware statutory business trust, and its successors and assigns, as the Trust or the Issuer, The Chase Manhattan Bank, a New York banking corporation, and its successors, as the Indenture Trustee, and American Business Financial Services, Inc., as the Guarantor. (Incorporated by reference from Exhibit 10.73 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 10.57              Insurance and Reimbursement Agreement, dated as of March 28,
                    2001, among MBIA Insurance Corporation, a New York stock insurance company, ABFS Mortgage Loan Warehouse Trust
                    2001-1, a Delaware business trust, as the Trust, ABFS OSO, Inc., a Delaware corporation, as the Depositor, American
                    Business Credit, Inc., a Pennsylvania corporation, as the Originator and the Servicer, HomeAmerican Credit, Inc., a
                    Pennsylvania corporation, d/b/a Upland Mortgage, as the Originator, American Business Mortgage Services, Inc., a New
                    Jersey corporation, as the Originator, American Business
                    Financial Services, Inc., a Delaware corporation, as the Guarantor, The Chase Manhattan Bank, as the Indenture
                    Trustee, and Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser. (Incorporated by reference from Exhibit 10.74 of Registrant's Post-Effective
                    Amendment No. One to the Registration Statement on Form S-2,
                    No. 333-40248, filed April 5, 2001.)

 10.58 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-1, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Trustee. (Incorporated by reference from Exhibit 10.75 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

 10.59 Unaffiliated Seller's Agreement, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I, Inc., a Delaware corporation, and its successors and assigns, as the Depositor, ABFS 2001-1, Inc., a Delaware corporation, and its successors, as the Unaffiliated Seller, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services Inc., a New Jersey corporation, as the Originators. (Incorporated by reference from Exhibit 10.76 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

   11               Statement of Computation of Per Share Earnings (Included in
                    Note 18 of the Notes to June 30, 2000 Consolidated Financial Statements and Note 8 of the March 31, 2001 interim Consolidated Financial Statements).

   12               Computation of Ratio of Earnings to Fixed Charges.

 23.1               Consent of Blank Rome Comisky & McCauley LLP (Included in
                    Exhibit 5).

Exhibit
Number                                    Description
------              ------------------------------------------------------------
 23.2               Consent of BDO Seidman LLP.

  24                Power of Attorney (Included on Signature Page).

  25 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

 99.1               Form of Prospectus Supplement, Form of Order Forms and Other
                    Materials.

           Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K for a Registration Statement on Form S-2.

Item 17.   Undertakings.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                                    Section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof;

                  (3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (d)      The undersigned registrant hereby undertakes that:

                  (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Philadelphia, Commonwealth of Pennsylvania, on June 13, 2001.

                                      AMERICAN BUSINESS FINANCIAL SERVICES, INC.

Date:  June 13, 2001                  By:   /s/ Anthony J. Santilli
                                            ------------------------------------
                                            Anthony J. Santilli, Chairman,
                                            President, Chief Executive Officer,
                                            Chief Operating Officer and Director
                                            (Duly Authorized Officer)

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony J. Santilli his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

         SIGNATURE                                CAPACITY                                   DATE
---------------------------       ----------------------------------------------         -------------
/s/ Anthony J. Santilli           Chairman, President, Chief Executive Officer,          June 13, 2001
---------------------------       Chief Operating Officer and Director
Anthony J. Santilli               (Principal Executive and Operating Officer)


/s/ Albert W. Mandia              Executive Vice President and Chief Financial           June 13, 2001
---------------------------       Officer (Principal Financial and Accounting
Albert W. Mandia                  Officer)


/s/ Leonard Becker                Director                                               June 13, 2001
---------------------------
Leonard Becker


/s/ Richard Kaufman               Director                                               June 13, 2001
---------------------------
Richard Kaufman


/s/ Michael DeLuca                Director                                               June 13, 2001
---------------------------
Michael DeLuca


/s/ Harold Sussman                Director                                               June 13, 2001
---------------------------
Harold Sussman

                                  EXHIBIT INDEX

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
 4.1                Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.1 of Amendment No. 1 to the Registration
                    Statement on Form SB-2 filed April 29, 1994, Registration
                    Number 33-76390).

 4.2 Form of Unsecured Investment Note issued pursuant to Indenture with First Trust, National Association, a national banking association (Incorporated by reference from Exhibit
                    4.5 of Amendment No. One to the Registration Statement on Form SB-2 filed on December 14, 1995, Registration Number 33-98636 (the "1995 Form SB-2").

 4.3 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

 4.4 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

 4.5 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the 1997 Form SB-2).

 4.6 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

 4.7 Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

 4.8 Form of Indenture by and between ABFS and U.S. Bank Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.8 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
 4.9                Form of Unsecured Investment Note (Incorporated by reference from Exhibit 4.9 of Registrant's Registration Statement on
                    Form S-2, No. 333-63859, filed September 21, 1998).

 4.10 Form of Indenture by and between ABFS and U.S. Bank Trust National Association (Incorporated by reference from Exhibit
                    4.10 of Registrant's Registration Statement on Form S-2, No. 333-87333, filed September 17, 1999).

 4.11 Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated by reference from Exhibit 4.11 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

 4.12               Form of Investment Note. (Incorporated by reference from
                    Exhibit 4.12 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

 4.13 Form of Indenture by and between ABFS and U.S. Bank Trust National Association.

 4.14               Form of Investment Note.

  5                 Opinion of Blank Rome Comisky & McCauley LLP.

 10.1 Amended and Restated Stock Option Plan (Incorporated by reference from Exhibit 10.2 of ABFS' Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997, File No. 0-22474).

 10.2               Stock Option Award Agreement (Incorporated by reference from
                    Exhibit 10.1 of the Registration Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form S-11")).

 10.3 1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from Exhibit 10.6 of the Amendment No. 1 to the 1996 Form SB-2 filed on February 4, 1996 Registration No. 333-18919 (the "Amendment No. 1 to the 1997 Form SB-2")).

 10.4 Form of Option Award Agreement for Non-Employee Directors Plan for Formula Awards (Incorporated by reference from Exhibit 10.13 of the 1996 Form 10-KSB).

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
  10.5              1997 Non-Employee Director Stock Option Plan (including form of Option Agreement) (Incorporated by reference from Exhibit
                    10.1 of the September 30, 1997 Form 10-QSB).

  10.6 Lease dated January 7, 1994 by and between TCW Realty Fund IV Pennsylvania Trust and ABFS (Incorporated by reference from Exhibit 10.9 of the Registration Statement on Form SB-2 filed March 15, 1994, File No. 33-76390).

  10.7 First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 24, 1994. (Incorporated by reference from Exhibit 10.9 of ABFS' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

  10.8 Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference from Exhibit 10.10 of the 1995 Form 10-KSB).

  10.9 Third Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated July 25, 1995 (Incorporated by reference from Exhibit 10.11 of the 1995 Form 10-KSB).

 10.10 Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995 (Incorporated by reference from Exhibit 10.14 of the 1995 Form SB-2).

 10.11 Form of Employment Agreement with Anthony J. Santilli, Beverly Santilli and Jeffrey M. Ruben (Incorporated by reference from Exhibit 10.15 of the Amendment No. 1 to the 1996 Form SB-2).

 10.12 Amendment One to Anthony J. Santilli Employment Agreement (Incorporated by reference from Exhibit 10.3 of the September 30, 1997 Form 10-QSB).

 10.13 Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference from Exhibit 10.4 of the September 30, 1997 Form 10-QSB).

 10.14              Management Incentive Plan (Incorporated by reference from
                    Exhibit 10.16 of the 1996 Form SB-2).

 10.15 Form of Option Award Agreement for Non-Employee Directors Plan for Non-Formula Awards (Incorporated by reference from Exhibit 10.18 of the Amendment No. 1 to the 1996 Form SB-2).

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
 10.16              Form of Pooling and Servicing Agreement related to the
                    Company's loan securitizations dated May 1, 1996, August 31,
                    1996, February 28, 1997, September 1, 1997, February 1,
                    1998, June 1, 1998, and September 1, 1998 (Incorporated by reference from Exhibit 4.1 of ABFS' Quarterly Report on Form
                    10-QSB for the quarter ended March 31, 1995 (the "March 31,
                    1995 Form 10-QSB")).

 10.17 Form of Sales and Contribution Agreement related to the Company's loan securitizations dated May 1, 1996 and September 27, 1996 (Incorporated by reference from Exhibit
                    4.1 of the March 31, 1995 Form 10-QSB).

 10.18 Form of Indenture related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999, March 1, 2000,
                    June 1, 2000, September 1, 2000 and December 1, 2000.

 10.19 Form of Unaffiliated Sellers Agreement related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999,
                    March 1, 2000, June 1, 2000, September 1, 2000 and December 1, 2000.

 10.20 Fourth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated April 9, 1996 (Incorporated by reference from Exhibit 10.22 to the Amendment No. 1 to the 1997 SB-2).

 10.21 Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 8, 1996 (Incorporated by reference from Exhibit 10.23 to the Amendment No. 1 to the 1997 SB-2).

 10.22 Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated March 31, 1997 (Incorporated by reference from Exhibit 10.24 to the Amendment No. 1 to the 1997 SB-2).

 10.23              Agreement for Purchase and Sale of Stock between Stanley L.
                    Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference from ABFS' Current Report on Form 8-K dated October 27, 1997, File No. 0-22747).

 10.24 Standard Form of Office Lease and Rider to Lease dated April 2, 1993 by and between 5 Becker Associates and NJMIC (Incorporated by reference from Exhibit 10.29 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
 10.25              First Amendment of Lease by and between 5 Becker Associates and NJMIC dated July 27, 1994 (Incorporated by reference from Exhibit 10.30 of Post-Effective Amendment No. 1 to the
                    Registration Statement on Form SB-2 filed on January 22,
                    1998, Registration No. 333-2445).

 10.26 Form of Debenture Note related to NJMIC's subordinated debt (Incorporated by reference from Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.27 Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference from Exhibit
                    10.33 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.28 Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996 (Incorporated by reference from
                    Exhibit 10.34 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.29 Amended and Restated Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit
                    10.35 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.30 Amended and Restated Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference from Exhibit 10.36 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

 10.31 Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference from Exhibit 10.37 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
 10.32              Specific Terms and Conditions of Lease Acquisition Agreement
                    related to NJMIC's lease securitization dated March 1, 1996
                    (Incorporated by reference from Exhibit 10.38 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No.
                    333-2445).

 10.33 Form of Indenture related to the lease-backed securitizations among ABFS Equipment Contract Trust 1998-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998 and among ABFS Equipment Contract Trust 1999-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1999. (Incorporated by reference from Exhibit 10.39 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21,
                    1998).

 10.34 Form of Receivables Sale Agreement related to the lease-backed securitizations ABFS Equipment Contract Trust 1998-A, dated June 1, 1998, and ABFS Equipment Contract Trust 1999-A, dated June 1, 1999.

 10.35 Form of Unaffiliated Seller's Agreement related to the Company's home equity loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998, June 1, 1998,
                    and September 1, 1998 (Incorporated by reference from Exhibit 10.40 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

 10.36 $100.0 Million Receivables Purchase Agreement, dated September 30, 1998 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Capital Markets and First Union National Bank, as liquidity agent. (Incorporated by reference from Exhibit 10.1 of the Registrant's September 30, 1998 Form 10-Q).

 10.37 Lease Agreement dated August 30, 1999 related to One Presidential Boulevard (Incorporated by reference to Exhibit
                    10.1 of the Registrant's September 30, 1999 Form 10-Q).

 10.38 Employment Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.2 of the Registrant's September 30, 1999 Form 10-Q).

 10.39 Change in Control Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.3 of the Registrant's September 30, 1999 Form 10-Q).

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
 10.40              American Business Financial Services Inc. 1999 Stock Option
                    Plan (Incorporated by reference from Exhibit 10.2 of the Registrant's December 31, 1999 Form 10-Q).

 10.41 Amendment No. 3 to Receivables Purchase Agreement, dated as of October 13, 1999 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit
                    10.3 of the Registrant's December 31, 1999 Form 10-Q).

 10.42 Amendment No. 4, dated as of November 12, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.4 of the Registrant's December 31, 1999 Form 10-Q).

 10.43 Amendment No. 5, dated as of November 29, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.5 of the Registrant's December 31, 1999 Form 10-Q).

 10.44 Amendment No. 6, dated as of December 14, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.6 of the Registrant's December 31, 1999 Form 10-Q).

 10.45 Seventh Amendment, dated as of December 31, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference from Exhibit 10.7 of the Registrant's December 31, 1999 Form 10-Q).

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
 10.46              Eight Amendment, dated as of January 10, 2000, to the
                    Receivables Purchase Agreement, dated as of September 30,
                    1998, among American Business Lease Funding Corporation,
                    American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal
                    Agent (Incorporated by reference from Exhibit 10.8 of the Registrant's December 31, 1999 Form 10-Q).

 10.47 Sale and Servicing Agreement, dated as of March 1, 2000, by and among Prudential Securities Secured Financing Corporation, ABFS Mortgage Loan Trust 2000-1, Chase Bank of Texas, N.A., as collateral agent, The Chase Manhattan Bank, as indenture trustee and American Business Credit, Inc., as Servicer (Incorporated by reference from Exhibit 10.1 of the Registrant's March 31, 2000 Form 10-Q).

 10.48 Warehousing Credit and Security Agreement dated as of May 5, 2000 between New Jersey Mortgage and Investment Corp., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and Residential Funding Corporation. (Incorporated by reference from Exhibit 10.63 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000.)

 10.49 Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent (Incorporated by reference from Exhibit
                    10.64 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (the "2000 Form 10-K")).

 10.50 Indenture dated as of July 6, 2000 between ABFS Mortgage Loan Warehouse Trust 2000-2 and The Chase Manhattan Bank. (Incorporated by reference from Exhibit 10.65 of the 2000 Form 10-K).

 10.51 Employment Agreement by and between American Business Financial Services, Inc. and Milton Riseman (Incorporated by reference from Exhibit 10.66 of the 2000 Form 10-K).

 10.52 Letter Employment Agreement by and between American Business Financial Services, Inc. and Ralph Hall (Incorporated by reference from Exhibit 10.67 of the 2000 Form 10-K).

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
 10.53              Master Loan and Security Agreement, dated as of January 22,
                    2001, between American Business Credit, Inc., HomeAmerican
                    Credit, Inc., d/b/a Upland Mortgage, and American Business
                    Mortgage Services, Inc., f/k/a New Jersey Mortgage and
                    Investment Corp., as Borrowers, American Business Financial
                    Services, Inc., as Guarantor, and Morgan Stanley Dean Witter
                    Mortgage Capital Inc., as Lender (Incorporated by reference from Exhibit 10.1 of Registrant's December 31, 2000 Form
                    10-Q).

 10.54 Secured Credit Agreement, among: American Business Credit, Inc. ("ABC"), a Pennsylvania corporation, HomeAmerican Credit, Inc. ("HAC"), a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and New Jersey Mortgage and Investment Corp., a New Jersey corporation whose name will be changed in January 2001 to American Business Mortgage, American Business Financial Services, Inc. (the "Parent"), and The Chase Manhattan Bank (Incorporated by reference from Exhibit 10.2 of Registrant's December 31, 2000 Form 10-Q).

 10.55 Sale and Servicing Agreement, dated as of March 1, 2001, by and among ABFS OSO, Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation, as the Originators, American Business Financial Services Inc., a Delaware corporation, as the Guarantor, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, EMC Mortgage Corporation, a Delaware corporation, as the Back-up Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Indenture Trustee and the Collateral Agent. (Incorporated by reference from Exhibit 10.72 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

 10.56 Indenture, dated as of March 1, 2001, by and among Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware statutory business trust, and its successors and assigns, as the Trust or the Issuer, The Chase Manhattan Bank, a New York banking corporation, and its successors, as the Indenture Trustee, and American Business Financial Services, Inc., as the Guarantor. (Incorporated by reference from Exhibit 10.73 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

Exhibit
Number                                    Description
--------            ------------------------------------------------------------
 10.57              Insurance and Reimbursement Agreement, dated as of March 28,
                    2001, among MBIA Insurance Corporation, a New York stock insurance company, ABFS Mortgage Loan Warehouse Trust
                    2001-1, a Delaware business trust, as the Trust, ABFS OSO, Inc., a Delaware corporation, as the Depositor, American
                    Business Credit, Inc., a Pennsylvania corporation, as the Originator and the Servicer, HomeAmerican Credit, Inc., a
                    Pennsylvania corporation, d/b/a Upland Mortgage, as the Originator, American Business Mortgage Services, Inc., a New
                    Jersey corporation, as the Originator, American Business
                    Financial Services, Inc., a Delaware corporation, as the Guarantor, The Chase Manhattan Bank, as the Indenture
                    Trustee, and Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser. (Incorporated by reference from Exhibit 10.74 of Registrant's Post-Effective
                    Amendment No. One to the Registration Statement on Form S-2,
                    No. 333-40248, filed April 5, 2001.)

 10.58 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-1, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Trustee. (Incorporated by reference from Exhibit 10.75 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

 10.59 Unaffiliated Seller's Agreement, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I, Inc., a Delaware corporation, and its successors and assigns, as the Depositor, ABFS 2001-1, Inc., a Delaware corporation, and its successors, as the Unaffiliated Seller, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services Inc., a New Jersey corporation, as the Originators. (Incorporated by reference from Exhibit 10.76 of Registrant's Post-Effective Amendment No. One to the Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001.)

   11               Statement of Computation of Per Share Earnings (Included in
                    Note 18 of the Notes to June 30, 2000 Consolidated Financial Statements and Note 8 of the March 31, 2001 interim Consolidated Financial Statements).

   12               Computation of Ratio of Earnings to Fixed Charges.

 23.1               Consent of Blank Rome Comisky & McCauley LLP (Included in
                    Exhibit 5).

 23.2               Consent of BDO Seidman LLP.

   24               Power of Attorney (Included on Signature Page).

   25 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

 99.1               Form of Prospectus Supplement, Form of Order Forms and Other
                    Materials.